    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 2001

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              TORCH OFFSHORE, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                             1389                            74-2982117
  (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)            Identification No.)

                         401 WHITNEY AVENUE, SUITE 400
                          GRETNA, LOUISIANA 70056-2596
                                 (504) 367-7030
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              WILLIAM J. BLACKWELL
                         401 WHITNEY AVENUE, SUITE 400
                          GRETNA, LOUISIANA 70056-2596
                                 (504) 367-7030
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

         R. JOEL SWANSON                    MARK W. COFFIN                     JAMES H. WILSON
       BAKER BOTTS L.L.P.                 ADAMS AND REESE LLP              VINSON & ELKINS L.L.P.
        910 LOUISIANA ST.              1221 MCKINNEY, 44TH FLOOR         1001 FANNIN ST., SUITE 2300
     HOUSTON, TX 77002-4995                HOUSTON, TX 77010               HOUSTON, TX 77002-6760
         (713) 229-1234                     (713) 652-5151                     (713) 758-2222

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                                 MAXIMUM AGGREGATE            AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED         OFFERING PRICE(1)(2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share.....................        $86,250,000                $21,563
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Includes Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(o).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS           Subject to completion          January 22, 2001
--------------------------------------------------------------------------------
              SHARES

[LOGO]

TORCH OFFSHORE, INC.
COMMON STOCK
--------------------------------------------------------------------------------

This is our initial public offering of shares of our common stock. We expect the
public offering price to be between $     and $     per share.

We intend to apply to have our common stock listed on the
under the symbol       .

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 PER
                                                               SHARE              TOTAL
---------------------------------------------------------------------------------------
Public offering price                                              $        $
---------------------------------------------------------------------------------------
Underwriting discount and commissions                              $        $
---------------------------------------------------------------------------------------
Proceeds, before expenses, to Torch Offshore, Inc.                 $        $
---------------------------------------------------------------------------------------

The underwriters may also purchase up to     shares of common stock from us at
the public offering price to cover over-allotments, if any. Delivery of the
shares will be made on or about           , 2001.

UBS WARBURG LLC
                           CIBC WORLD MARKETS
                                                 HOWARD
                                                 WEIL
                                                  A DIVISION OF LEGG MASON WOOD
                                                          WALKER, INC.

                The date of this prospectus is           , 2001

                   [Description of Graphics for Inside Cover]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus summary....................    1
The offering..........................    5
Summary financial and operating
  information.........................    6
Risk factors..........................    7
Cautionary statement about forward-
  looking statements..................   13
Use of proceeds.......................   14
Dividend policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected historical financial and
  operating data......................   17
Unaudited pro forma condensed
  financial information...............   19
Management's discussion and analysis
  of financial condition and results
  of operations.......................   25
Business..............................   34
Management............................   46
Certain relationships and related
  party transactions..................   53
Principal stockholders................   54
Description of capital stock..........   55
Shares eligible for future sale.......   59
Material United States federal tax
  consequences to Non-United States
  holders of common stock.............   61
Underwriting..........................   64
Legal matters.........................   66
Experts...............................   66
Where you can find more information...   66
Glossary of certain industry terms....   67
Index to financial statements.........  F-1

Until           , 2001, all dealers that buy, sell or trade the common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
                                                                               I

Prospectus summary

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To learn more about the offering and our business, you should read the entire prospectus, including our financial statements and related notes appearing elsewhere in this prospectus. Unless we indicate otherwise, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised. If you are not familiar with some of the industry terms used in this prospectus, please read the section of this prospectus entitled "Glossary of certain industry terms."

OUR BUSINESS

We provide subsea construction services in connection with the infield development of offshore oil and natural gas reservoirs. We are a leading service provider in our market niche of installing and maintaining small diameter flowlines and related infrastructure associated with the development of offshore oil and natural gas reserves on the Continental Shelf of the Gulf of Mexico. Our customers are major energy companies as well as independent oil and natural gas operators. The primary services we provide include:

+ installation of flowlines, umbilicals and related infrastructure;

+ pipeline tie-ins and tie-backs;

+ riser installation;

+ route and "as built" surveys and pipeline installation engineering; and

+ integrated construction support.

The majority of our services are performed to facilitate the production of natural gas. We believe we are one of the leading installers of pipelines in water depths of less than 200 feet in the Gulf of Mexico. Based upon an annual survey conducted by Mustang Engineering and Offshore Magazine, we increased our market share of all pipeline installation activities in water depths of less than 200 feet in the Gulf of Mexico from 15.0% in 1997 to 23.4% in 1999. Over the last two years, we have expanded our operations, capabilities and management expertise to enable us to provide deepwater services analogous to the services we provide on the Shelf.

Since 1997, we have increased the size of our fleet from three to eight construction and service vessels and upgraded three vessels. The increase in fleet size and capability increased our available revenue days by approximately 170% from the year ended December 31, 1997 to the year ended December 31, 2000. Available revenue days for each vessel represents the total calendar days in a year less any days during that year that the vessel was non-operational, including scheduled drydockings. We had revenues of $39.0 million in 1997, $39.2 million in 1998 and $21.3 million in 1999. For the nine months ended September 30, 2000, we had revenues of $29.9 million. Our earnings or losses before interest, taxes, depreciation and amortization, or EBITDA, was $14.5 million in 1997, $11.8 million in 1998 and $(5.0) million in 1999. For the nine months ended September 30, 2000, our EBITDA was $3.3 million.

Lyle Stockstill, our chairman and chief executive officer, and Lana Hingle Stockstill, our senior vice president, started our business in 1978. Since inception, they, together with their family trusts, have owned at least 90% of our common stock. We believe our 23 years of experience and stable ownership provide us with a competitive advantage. During the often volatile oil and natural gas price environment of the 1990s, there were substantial changes in the ownership and management of several pipelay contractors. As a consequence, we believe we are one of only three pipelay contractors that have been continuously owned and managed since 1990.

--------------------------------------------------------------------------------

During the latest downturn in the oil and natural gas industry, we expanded, upgraded and modernized our fleet. Specifically, we:

+ completed the required drydocking of our fleet;

+ increased the operating capabilities of the Midnight Brave, the Midnight
  Runner and the Midnight Carrier;

+ completed the construction of a new fully redundant dynamically positioned, or DP-2, pipelay/bury barge, the Midnight Eagle;

+ took delivery of a new DP-2 deepwater subsea construction vessel, the Midnight
  Arrow, under a long-term charter; and

+ completed the design, negotiated the construction contract and obtained a commitment for a financing guarantee from the U.S. Department of Transportation Maritime Administration, or MARAD, for a new DP-2 deepwater pipelay and subsea construction vessel, the Midnight Warrior.

RECENT DEVELOPMENTS
We recently reached several milestones, including:

+ For the year ended December 31, 2000, we installed more miles of pipeline than in any previous year.

+ In November 2000, the Midnight Eagle became the first vessel using DP technology to simultaneously lay and bury pipe in the Gulf of Mexico.

+ In January 2001, we renewed our alliance agreement with Unocal Corporation under which we provide at least 80% of Unocal's Spirit Energy 76 unit's pipelay, burial and riser installation service demands for its Gulf of Mexico operations in water depths of up to 200 feet. Services performed under this alliance accounted for 10.1% of our revenues for the nine months ended September 30, 2000.

+ In August 2000, we completed a pre-route pipeline inspection for a potential deepwater field development. The operations consisted of an inspection and mapping of the seabed floor in approximately 3,700 feet of water in the Gulf of Mexico.

+ In July 2000, the United States Coast Guard presented us with a certificate of appreciation in recognition of our promotion of offshore safety.

CONDITIONS IN OUR INDUSTRY
The price levels of oil and natural gas are the primary determinants of offshore exploration and development activity. From two year lows in February 1999 to December 31, 2000, NYMEX closing current oil contract prices have increased by 118% and NYMEX closing current natural gas contract prices have increased by 500%. As oil and natural gas prices increase or remain at favorable levels, our customers generally increase their capital budgets for additional offshore exploration and development. Portions of these budgets will be allocated towards the construction of subsea infrastructure for the delivery of oil and natural gas to production facilities or trunk lines.

Another major portion of the capital budgets will be allocated for exploration and production drilling activity. Because capital expenditures on drilling generally increase prior to any spending on construction, we consider the number of active jack-up drilling rigs to be the leading indicator of subsea construction activity on the Shelf. The number of active jack-up drilling rigs on the Shelf has increased from a low of 76 in April 1999 to 135 in December 2000. Demand for our services on the Shelf generally follows successful drilling activities by three to 12 months. This is consistent with the improvement in our subsea construction activity on the Shelf during 2000.

In the Gulf of Mexico, the number of hydrocarbon prospects in water depths greater than 1,500 feet increased from 93 in 1990 to approximately 241 in October 2000. Demand for our services in

--------------------------------------------------------------------------------
 2
deepwater generally follows exploration drilling activities by at least three years. According to One Offshore Data Services, as of December 2000, 128 subsea development projects were under contemplation in water depths in excess of 1,000 feet in North America. As these deepwater projects progress, there will be an increase in the backlogs of companies providing relevant subsea construction services. Relatively few vessels domiciled in the Gulf of Mexico are equipped to handle these deepwater subsea construction jobs.

OUR STRATEGY
We believe that we are well positioned to benefit from the increased level of activity in the Gulf of Mexico, in both the Shelf and deepwater regions. We also believe that our greatest long-term future growth opportunities lie in the natural extension of our market niche of installing and maintaining small diameter flowlines and related infrastructure to deepwater.

Our strategy is to add value for our stockholders by continuing to take advantage of opportunities on the Shelf while expanding our niche services into the deepwater markets of the Gulf of Mexico and of the South Atlantic Basin. We intend to execute our deepwater expansion strategy by:

+ focusing on projects involving small diameter infield flowlines and related infrastructure where we have analogous expertise on the Shelf;

+ providing cost effective services through an expanded fleet of specially designed and equipped vessels; and

+ leveraging our customer relationships and alliances.

Our strategy is subject to a significant number of risks described under "Risk factors." You should review and consider these risks carefully, as well as the other information set forth in this prospectus, before deciding whether to invest in our common stock.

OUR FLEET
We operate a diversified fleet of eight construction and service vessels. In March 2000, we entered into a contract to construct a new generation DP-2 vessel, the Midnight Warrior, for deepwater pipelay and subsea construction. DP technology allows a vessel to maintain its position without the use of anchors. DP technology allows vessels to operate in deeper water than would otherwise be possible, lay pipe more quickly and work more efficiently in congested areas like the Shelf. Three of our existing vessels are equipped with DP technology. Of these, two are equipped with fully redundant DP technology, or DP-2, that can hold the vessel in place in the event of multiple problems in the primary DP system. In addition, three of our vessels are specifically equipped to simultaneously lay and bury pipelines. Regulations of the Minerals Management Service, or the MMS, require that all pipelines installed in water depths of less than 200 feet be buried.

The following table provides information about the eight vessels in our current fleet and the Midnight Warrior:

                                                                         OPERATING
                                                      LENGTH    WIDTH        DEPTH                  SERVICE DATE/MAJOR
VESSEL                         VESSEL TYPE            (FEET)   (FEET)    (FEET)(1)     MOORING         UPGRADE DATE(2)
----------------------------------------------------------------------------------------------------------------------
Midnight Brave.......  Pipelay/Bury Barge              275       70          500     Conventional       1987/1998
Midnight Runner......  Pipelay/Bury Barge              160       54          200     Conventional       1983/1998
Midnight Dancer......  Diving Support Vessel           195       40          300     Conventional        1994/NA
Midnight Star........  Diving Support Vessel           197       42          650     Conventional        1998/NA
Midnight Carrier.....  Diving Support Vessel           270       58          650     Conventional       1998/2000
Midnight Fox.........  Supply/Diving Support Vessel    130       28          N/A      4-point/DP         1998/NA
Midnight Eagle.......  Pipelay/Bury Barge              190       76        2,400         DP-2            2000/NA
Midnight Arrow(3)....  Subsea Construction Vessel      200       44       10,000         DP-2            2000/NA
Midnight Warrior(4)..  Pipelay/Subsea Construction     336       85       10,000         DP-2       Q1 2003 (estimated)
                       Vessel

                                                   (footnotes on following page)

--------------------------------------------------------------------------------

(1) Maximum depth to which the vessel is currently able to lay pipe or provide services.

(2) Date the vessel became available for generating revenues for our company and date of the vessel's most recent major capital improvements.

(3) We currently operate the Midnight Arrow under a five-year charter with an option to purchase.

(4) The Midnight Warrior has not yet been built. MARAD has committed, subject to customary conditions, to guarantee long-term financing for the vessel, and a construction contract is in place pursuant to which a shipyard has committed to build the vessel.

We also have an option to construct the Midnight Warrior II, a sister ship of the same design as the Midnight Warrior. This option terminates on January 10, 2002. We believe significant advantages and savings can be realized by having two substantially identical vessels in terms of scheduling, spare parts and flexibility regarding optional equipment modules for use on either vessel. We are currently consulting with our customers to determine when there will be sufficient demand for the Midnight Warrior II and exploring the possibility of MARAD-guaranteed financing for the vessel.

Complementing the Midnight Arrow by adding the Midnight Warrior, and potentially the Midnight Warrior II, would facilitate our expansion into deepwater. We designed the Midnight Warrior and the Midnight Warrior II to cost effectively install small diameter pipelines, risers and umbilicals in deepwater. We believe that further increasing our deepwater capabilities by upgrading our existing vessels to use DP-2 and other advanced technologies and acquiring additional vessels with these technologies will position us to take advantage of increases in deepwater construction activities in the Gulf of Mexico and elsewhere.

STRUCTURE AND OWNERSHIP
Mr. and Mrs. Stockstill formed our predecessor, Torch, Inc., in 1978. In May 2000, Torch, Inc. and funds managed and advised by Lime Rock Partners LLC, or Lime Rock, formed Torch Offshore, L.L.C. to hold substantially all of the assets and liabilities of Torch, Inc. Lime Rock is a private equity firm focusing exclusively on the energy industry. Torch Offshore, Inc., the issuer of the common stock offered by this prospectus, is a new holding company formed to own our business. Torch, Inc. and Lime Rock collectively hold all of the membership interests in Torch Offshore, L.L.C. Concurrent with the closing of the offering, Torch, Inc. and Lime Rock will contribute their membership interests in Torch Offshore, L.L.C. to Torch Offshore, Inc. in exchange for shares of common stock in Torch Offshore, Inc., a transaction which we refer to as the "Contribution." In this prospectus, the terms "we," "us" and "our" refer to Torch Offshore, Inc. and, unless the context otherwise requires, its subsidiaries, including Torch Offshore, L.L.C. (the successor to the historical operations of Torch, Inc.), after giving effect to the Contribution.

For financial reporting purposes, the contribution of the assets and liabilities of Torch, Inc. to Torch Offshore, L.L.C. was considered a recapitalization of Torch, Inc. All historical share and unit data have been restated to reflect the impact of the recapitalization. In this prospectus, historical share and common unit data are expressed in terms of shares, and references to stockholders include unitholders for all relevant periods.

COMPANY INFORMATION
Our principal executive offices are located at 401 Whitney Ave., Suite 400, Gretna, Louisiana 70056-2596, and our telephone number at that address is (504) 367-7030.

--------------------------------------------------------------------------------
 4

The offering

Common stock we are offering........               shares

Common stock to be outstanding after
the offering........................               shares

Proposed symbol.....................

Use of proceeds.....................     We estimate that our net proceeds from
                                         the offering will be approximately
                                         $     million. We intend to use these
                                         net proceeds as follows:

                                         + approximately $8 million to provide
                                           the equity investment necessary to
                                           build the Midnight Warrior;
                                         + approximately $12 million to provide
                                           a portion of the interim construction
                                           financing for the Midnight Warrior;
                                         + approximately $33 million to repay
                                           indebtedness outstanding at the time
                                           of the offering;
                                         + approximately $5 million for
                                           construction of a reel base shore
                                           facility and miscellaneous equipment
                                           upgrades; and
                                         + the balance for any necessary
                                           additional interim construction
                                           financing for the Midnight Warrior,
                                           general corporate purposes and
                                           working capital.

                                         See "Use of proceeds."

Risk factors........................     Investing in our common stock involves
                                         significant risks. See "Risk factors."

Except as otherwise indicated, the information in this prospectus, including the number of shares to be outstanding after the offering, assumes the following:

+ the issuance of     shares in consideration for the contribution of all of the outstanding interests in Torch Offshore, L.L.C. held by Torch, Inc.;

+ the issuance of     shares in consideration for the contribution of all of the outstanding interests in Torch Offshore, L.L.C. held by Lime Rock;

+ no exercise of the underwriters' over-allotment option; and

+ the exclusion of      shares of common stock issuable upon exercise of options
  to be granted in connection with the offering at an exercise price equal to the initial public offering price.

--------------------------------------------------------------------------------

Summary financial and operating information

The following table presents summary financial and operating data of Torch Offshore, L.L.C. and its predecessor, Torch, Inc., for the periods shown. The information in the following table may not be indicative of our future results. You should read the following data with the more detailed information appearing in "Management's discussion and analysis of financial condition and results of operations," "Unaudited pro forma condensed financial information" and the financial statements, including the notes thereto, appearing elsewhere in this prospectus.

The unaudited pro forma condensed financial information set forth below gives effect to:

+ the Contribution and our recording of $2.3 million in net deferred income taxes in connection with the Contribution; and

+ the sale of common stock in the offering and the application of the net proceeds to us as described in "Use of proceeds."

The unaudited pro forma condensed statement of operations data for the year ended December 31, 1999 and the nine months ended September 30, 2000 is presented as if such transactions had occurred on January 1, 1999. The unaudited condensed pro forma balance sheet data as of September 30, 2000 is presented as if such transactions occurred on September 30, 2000.

                                                                                                                      UNAUDITED
                                                                                UNAUDITED          UNAUDITED          PRO FORMA
                                                                                PRO FORMA         NINE MONTHS        NINE MONTHS
(in thousands, except per share                                                 YEAR ENDED           ENDED              ENDED
and operating data)                              YEARS ENDED DECEMBER 31,      DECEMBER 31,      SEPTEMBER 30,      SEPTEMBER 30,
STATEMENT OF OPERATIONS DATA                    1997       1998       1999         1999         1999       2000         2000
---------------------------------------------------------------------------------------------------------------------------------
Revenues.....................................  $38,955   $ 39,224   $ 21,252     $21,252      $ 16,206   $ 29,915      $29,915
Cost of sales................................   22,243     25,198     21,190      21,190        15,164     23,335       23,335
Gross profit.................................   16,712     14,026         62          62         1,042      6,580        6,580
Depreciation and amortization................    1,229      2,187      3,469       3,469         2,339      3,561        3,561
Income (loss) from operations................   13,245      9,566     (8,475)     (8,475)       (5,455)      (261)        (261)
Income (loss) before income taxes............   11,567      9,075     (9,888)     (8,404)       (6,365)    (3,142)        (260)
Net income (loss) before extraordinary
 item........................................   11,415      9,032     (9,892)     (5,337)       (6,369)    (3,332)        (165)
Net income (loss) attributable to common
 stockholders................................   11,415      9,032    (10,568)(1)    (5,768)     (7,045)    (3,332)(1)       (165)
Diluted income (loss) per share..............     5.68       4.48      (5.50)(1)                 (3.67)     (1.74)(1)
OTHER FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(2)....................................  $14,474   $ 11,753   $ (5,006)                 $ (3,116)  $  3,300      $ 3,300
Net cash provided by (used in):
 Operating activities........................    8,195      9,997     (4,206)                   (2,607)    (1,145)
 Investing activities........................  (13,968)   (22,046)    (6,451)                   (4,510)      (895)
 Financing activities........................    6,455     11,467     11,557                     9,322        825
BALANCE SHEET DATA (AT END OF PERIOD)
---------------------------------------------------------------------------------------------------------------------------------
Working capital..............................  $ 2,825   $   (663)  $ (7,772)                 $ (1,916)  $ (9,147)     $34,179
Property, net................................   10,971     31,702     41,120                    39,796     39,435       39,435
Total assets.................................   28,802     47,586     54,069                    54,577     53,212       87,250
Long-term debt, excluding current portion....    6,540     17,915     29,522                    30,961     25,329           --
Mandatorily redeemable preferred units.......       --         --         --                        --      4,656(3)         --
Stockholders' equity.........................   13,590     18,723      7,889                    11,421      4,557       75,113
OPERATING DATA
---------------------------------------------------------------------------------------------------------------------------------
Available revenue days.......................      959      1,521      1,953                     1,401      1,902
Revenue days worked..........................      847      1,092        981                       691      1,224
Total pipelay mileage........................      122        137        125                        92        130
Revenue per mile of pipe laid................  $319,303  $236,482   $145,632                  $145,793   $210,831
Average miles per pipelay job................      2.7        3.1        4.0                       4.0        2.8
Total vessels in operation (at end of
 period).....................................        3          6          6                         6          8
AVERAGE PRICE(4)
---------------------------------------------------------------------------------------------------------------------------------
Crude oil (per barrel).......................  $ 20.61   $  14.40   $  19.32                  $  17.52   $  29.72
Natural gas (per thousand cubic feet)........     2.47       2.16       2.31                      2.22       3.61

(1)On a pro forma basis as if we had been subject to income taxes, for the year ended December 31, 1999 and the nine months ended September 30, 2000, net loss attributable to common stockholders would have been $6,710 and $2,116, respectively, and diluted loss per share would have been $3.49 and $1.10, respectively.

(2)EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is presented here to provide additional information about our operations. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity. In addition, our EBITDA calculation may not be comparable to similarly titled measures of other companies.

(3)Represents $4.7 million of mandatorily redeemable preferred membership units that will be exchanged for common stock as part of the Contribution.

(4)Based on the monthly average closing current contract prices posted by the NYMEX.

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 6

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Risk factors
You should consider carefully the following risk factors and all other information in this prospectus before you decide to purchase our common stock. Investing in our common stock is speculative and involves significant risk. Any of the following risks could impair our business, financial condition and operating results, could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL OR NATURAL GAS PRICES COULD RESULT IN LOWER EXPENDITURES BY THE OIL AND NATURAL GAS INDUSTRY, THEREBY REDUCING OUR REVENUE.
Demand for our services is greatly influenced by oil and natural gas prices. Because of the volatility of these prices, demand for our services may vary significantly. The capital expenditure programs of our customers, which include major energy companies and independent oil and natural gas operators, are primarily influenced by the level of oil and natural gas prices and the availability of funds.

Oil and natural gas prices and the level of offshore drilling and exploration activity have varied substantially in recent years, resulting in significant fluctuations in demand for our services. Significant downturns in the oil and natural gas industry in the past have adversely impacted our financial performance, resulting in operating losses. A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction of such activity would reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

OUR PLANS TO EXPAND OUR SERVICES INTO THE DEEPWATER MAY NOT BE SUCCESSFUL.
An important part of our growth strategy is our ability to successfully expand our current services into the deepwater market. We are devoting significant resources to this strategy. Specifically, we recently expanded our deepwater capabilities by upgrading an existing vessel and chartering a new vessel. We have also entered into a contract to construct a new generation, specially designed and equipped deepwater pipelay and subsea construction vessel. We may not be successful in obtaining or executing contracts to provide deepwater services.

WE MAY HAVE DIFFICULTY IN UPGRADING OUR EXISTING VESSELS AND ACQUIRING OR CONSTRUCTING NEW VESSELS ON ACCEPTABLE TERMS, WHICH COULD ADVERSELY AFFECT OUR STRATEGY TO GROW AND EXPAND OUR DEEPWATER SERVICES.
Upgrading our existing vessels and acquiring or constructing new vessels are key elements of our strategy to initiate and expand our deepwater services. We intend to use a portion of the net proceeds of the offering to construct an additional vessel, and we may pursue the acquisition of existing vessels for modification or the acquisition of other companies with operations related to or complementary with our current operations and our deepwater expansion strategy. We may not be able to identify and acquire acceptable marine equipment or complementary companies on financial or other terms acceptable to us. Additionally, we may not be able to obtain financing for the acquisitions on acceptable terms. A significant or prolonged reduction in oil or natural gas prices in the future would depress offshore drilling and development activity and adversely affect our ability to obtain financing for acquisitions. The construction and refurbishment of marine equipment involves potential delays and increased costs due to unanticipated delays in equipment deliveries, scheduling of service providers, equipment condition problems and unforeseen difficulties with assembly or construction. Any inability on our part to purchase additional marine equipment or other complementary vessels on

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                                                                               7

RISK FACTORS
--------------------------------------------------------------------------------

acceptable financial or other terms could have a material adverse effect on our strategy to grow and expand our deepwater services business.

DELAYS OR COST OVERRUNS IN THE CONSTRUCTION OF THE MIDNIGHT WARRIOR COULD ADVERSELY AFFECT OUR BUSINESS, AND EXPECTED CASH FLOWS FROM THE MIDNIGHT WARRIOR UPON COMPLETION MAY NOT BE IMMEDIATE OR AS HIGH AS EXPECTED.
In the second quarter of 2001, we expect to begin construction of the Midnight Warrior at an estimated cost of $65 million. The Midnight Warrior is currently scheduled to be placed into service in the first quarter of 2003. Although we have obtained a commitment from MARAD to guarantee financing for the majority of the cost of the Midnight Warrior, any delay in finalizing the financing or in obtaining the required interim financing could delay construction. Additionally, we cannot assure you that we will be able to obtain the required interim financing on acceptable terms. Although the construction contract provides for delay penalties, this project is subject to the risks of delays or cost overruns inherent in vessel construction projects. These risks include:

+ unforeseen quality or engineering problems;

+ work stoppages;

+ weather interference;

+ unanticipated cost increases;

+ delays in receipt of necessary equipment; and

+ inability to obtain the requisite permits or approvals.

Significant delays could have a material adverse effect on expected contract commitments for this vessel and our future revenues and cash flows. We will not receive any revenues or cash flow from the Midnight Warrior until it is placed in service and customers enter into binding arrangements with us, potentially several months or more after the vessel is completed. Furthermore, customer demand for the Midnight Warrior may not be as high as we currently anticipate, and, as a result, our future cash flows may be adversely affected.

WE HAVE INCURRED LOSSES IN RECENT PERIODS AND MAY INCUR ADDITIONAL LOSSES IN THE FUTURE.
We have, from time to time, incurred losses from operations, particularly during periods of low industry-wide demand for marine construction services. We incurred net losses of $10.6 million in 1999, primarily because our revenue declined in 1999 to $21.3 million from $39.2 million in 1998. We may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis. We have had little cash flow during several recent periods. Insufficient cash flow may adversely affect our ability to fund anticipated capital expenditures required to achieve profitability.

THE SEASONAL NATURE OF THE OFFSHORE CONSTRUCTION INDUSTRY MAY CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.
The offshore construction industry in the Gulf of Mexico is seasonal as a result of weather conditions and the timing of capital expenditures by our customers. Typically, the greatest demand for offshore construction services is during the period from May through September. Because of the seasonal nature of the business, our quarterly results may fluctuate. In addition, the results of any particular quarter are not necessarily indicative of annual results or continuing trends.

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RISK FACTORS
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OUR ORIGINAL ESTIMATES OF COSTS ASSOCIATED WITH OUR LUMP-SUM FIXED-PRICED
CONTRACTS MAY BE INCORRECT AND RESULT IN LOSSES ON PROJECTS AND, THEREFORE, ADVERSELY EFFECT OUR OPERATING RESULTS.
Because of the nature of the offshore construction industry, the majority of our projects are performed on a lump-sum fixed-price basis. Changes in offshore job conditions and variations in labor and equipment productivity may adversely affect the costs and gross profit realized on a lump-sum fixed-price contract and may cause variations from the original estimates of those items. Since we expect that our deepwater contracts may extend over several quarters, variations from the original estimates of these items on our deepwater contracts may result in a reduction or elimination of previously reported profits. In addition, we typically bear the risk of delays caused by adverse weather conditions, excluding hurricanes and named tropical storms. The risks inherent in the offshore construction industry may result in the profits we realize on projects differing from those originally estimated and may result in reduced profitability or losses on our projects.

WE DEPEND ON SEVERAL SIGNIFICANT CUSTOMERS, AND A LOSS OF ONE OR MORE SIGNIFICANT CUSTOMERS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.
Our customers consist primarily of major energy companies and independent oil and natural gas operators. In recent years, single customers have accounted for 10% or more of our revenues. In 1999, our two largest customers accounted for 12.7% and 11.1%, respectively, of our revenues. For the nine months ended September 30, 2000, our two largest customers accounted for 19.9% and 10.1%, respectively, of our revenues. The loss of any one of our largest customers or a sustained decrease in demand by our customers could result in a substantial loss of revenues and could have a material adverse effect on our operating performance.

THE LOSS OF ANY MEMBER OF OUR SENIOR MANAGEMENT OR KEY OPERATING PERSONNEL COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.
Our success depends heavily on the continued services of our senior management and our key operating personnel. Our senior management consists of a small number of individuals relative to other comparable or larger companies. If we lost or suffered an extended interruption in the services of one or more of our senior officers or key operating personnel, our results of operations could be adversely affected. Moreover, we may not be able to attract and retain qualified personnel to succeed members of our senior management or key operating personnel. See "Management."

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN OUR INDUSTRY. The industry in which we operate is highly competitive. Several of our competitors are substantially larger than we are and have greater financial and other resources. While customers may consider, among other things, the availability and capabilities of equipment and the reputation and experience of the contractor, intense price competition is a primary factor in determining which qualified contractor is awarded the job. Competitors with greater financial resources may be willing to sustain losses on projects to prevent further market entry by competitors, to cover the fixed costs of their fleets or to avoid the expense of temporarily idling vessels. Marine construction vessels have few alternative uses and relatively high maintenance costs whether or not they are in operation. As we increase the portion of our operations conducted in deepwater, we will face additional competitors, many of which have more vessels and greater experience in deepwater operations. As large international companies relocate vessels to the Gulf of Mexico, levels of competition may increase and our business involving deepwater projects could be adversely affected.

OFFSHORE CONSTRUCTION IS SUBJECT TO VARIOUS OPERATING RISKS, AND WE MAY LACK ADEQUATE INSURANCE TO COVER THESE OPERATING RISKS.
Offshore construction involves a high degree of operational risk. Hazards, such as vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in

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                                                                               9
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RISK FACTORS
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marine operations. In addition, vessels engaged in pipeline operations can disrupt existing pipelines. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and the suspension of production operations. The failure of offshore pipelines and structural components during and after installation can also result in similar injuries and damages. Our insurance may not be sufficient or effective to protect us from these operating risks. A successful claim for damages resulting from a hazard for which we are not fully insured could have a material adverse effect on us. Moreover, we cannot assure you that we will be able to maintain adequate insurance in the future at rates that we consider reasonable.

OUR OPERATIONS OUTSIDE THE UNITED STATES MAY EXPERIENCE SEVERE INTERRUPTIONS DUE TO POLITICAL, ECONOMIC AND OTHER RISKS.
Since June 2000, one of our vessels has been operating in the Gulf of Mexico off the coast of Mexico. As we extend our operations into deeper water, we intend to seek additional work in Mexico, South America and West Africa. Our current and potential international operations are and will be subject to a number of risks beyond our control, including:

+ political, social and economic instability;

+ potential vessel seizure;

+ increased operating costs;

+ nationalization of assets;

+ currency restrictions;

+ exchange rate fluctuations;

+ nullification, modification or renegotiation of contracts; and

+ other forms of public and governmental regulation.

REGULATORY AND ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD ADVERSELY AFFECT OUR BUSINESS.
Our operations are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations. Compliance with these laws and regulations may be difficult and expensive. In addition, significant fines and penalties may be imposed for noncompliance. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, rendering a party liable for environmental damages without regard to its negligence or fault. Sanctions for noncompliance with these laws and regulations may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecutions. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, including our subcontractors, or for our acts that were in compliance with all applicable laws at the time these acts were performed. The adoption of laws or regulations curtailing exploration and development drilling for oil and natural gas for economic, environmental or other policy reasons could adversely affect our operations by limiting demand for our services. We cannot determine how new legislation or regulations or changes in existing regulations may affect our future operations and earnings.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED WORKERS OUR BUSINESS WILL BE ADVERSELY AFFECTED.
Our ability to remain productive and profitable depends substantially upon our ability to continue to retain and attract project managers, project engineers and skilled construction workers such as divers, welders, pipefitters and equipment operators. Our ability to expand our operations is impacted by our ability to increase our labor force. The demand for skilled workers is currently high and the supply is

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RISK FACTORS
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limited. A significant increase in the wages paid or benefits offered by competing employers could result in a reduction in our skilled labor force, increases in our employee costs, or both. If either of these events occur, our capacity and profitability could be diminished and our growth potential could be impaired.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

WE HAVE A LIMITED CALL RIGHT ON SHARES OF OUR COMMON STOCK OWNED BY NON-UNITED STATES CITIZENS THAT MAY REQUIRE THEM TO SELL THEIR SHARES AT AN UNDESIRABLE TIME OR PRICE.
Our certificate of incorporation contains limitations on the percentage of our outstanding common stock and other classes of voting securities that can be owned by persons who are not United States citizens within the meaning of statutes relating to the ownership of United States flagged vessels. We believe these limitations will allow us to maintain eligibility for guaranteed financing from MARAD. At present, our certificate of incorporation provides that no more than 23% of our outstanding common stock may be owned by persons other than United States citizens. The restrictions imposed by our certificate of incorporation will in some cases allow us to, among other things, redeem shares owned by non-United States citizens at a price based on the then-current market price of the shares. As a result, non-United States citizens may be required to sell their shares at an undesirable time or price.

THE OWNERSHIP OF OUR COMMON STOCK BY OUR PRINCIPAL STOCKHOLDERS WILL LIMIT THE INFLUENCE OF PUBLIC STOCKHOLDERS.
Upon completion of the offering, Mr. and Mrs. Stockstill and their family trusts
will beneficially own approximately      % of our outstanding shares of common
stock, or      % if the over-allotment option is exercised in full. Accordingly, these stockholders will have the ability to control the election of our directors and the outcome of all other matters submitted to a vote of our stockholders, which may have the effect of delaying or preventing a change in control. The interests of these stockholders may differ from yours, and these stockholders may vote their common stock in a manner that may adversely affect you.

THE CONTROLLING OWNERSHIP POSITION OF MR. AND MRS. STOCKSTILL AND THEIR FAMILY TRUSTS AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAY DISCOURAGE ACQUISITION BIDS, WHICH MAY REDUCE OR ELIMINATE THE LIKELIHOOD OF A CHANGE OF CONTROL TRANSACTION AND, THEREFORE, YOUR ABILITY TO SELL YOUR SHARES FOR A PREMIUM.
In addition to the controlling ownership position of Mr. and Mrs. Stockstill and their family trusts, provisions of our certificate of incorporation and bylaws may discourage acquisition bids and may make it more difficult for a third party to acquire control of our company, including in transactions that a stockholder might consider in his or her best interests or that might result in a premium over the market price of the common stock. Our certificate of incorporation and bylaws:

+ limit stockholder proposals at stockholder meetings;

+ prohibit our stockholders from calling special meetings of stockholders; and

+ limit our stockholders' ability to act by written consent in lieu of a meeting.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction or could be used to put in place a "poison pill." This may adversely affect the market price and interfere with the voting and other rights of the holders of our common stock.

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RISK FACTORS
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These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. As a result, they may limit the price that some investors might be willing to pay in the future for shares of our common stock. These provisions may also impede changes in our management.

THE AVAILABILITY OF SHARES OF OUR COMMON STOCK FOR FUTURE SALE COULD DEPRESS OUR STOCK PRICE.
Sales by Mr. and Mrs. Stockstill, their family trusts or Lime Rock of a substantial number of shares of our common stock in the public markets following the offering and after the expiration of applicable lock-up restrictions, or the perception that such sales might occur, could have a material adverse affect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. See "Shares eligible for future sale."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.
The initial public offering price is substantially higher than the pre-offering pro forma net tangible book value per share of our common stock. If you buy our common stock in the offering, you will incur immediate and substantial dilution.
The dilution will be approximately $     per share in pro forma net book value,
based on an assumed initial public offering price of $          . See
"Dilution."

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

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Cautionary statement about forward-looking statements

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, including our business strategy, and involve known and unknown risks and uncertainties. These factors may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.

These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

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                                                                              13

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Use of proceeds

We estimate that the net proceeds to us from the offering, based upon an assumed
initial public offering price of $     , will be approximately $     million, or
$     million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds to us as follows:

+ approximately $8 million to provide the equity investment necessary to build the Midnight Warrior;

+ approximately $12 million to provide a portion of the interim construction financing for the Midnight Warrior;

+ approximately $33 million to repay indebtedness under a loan with Transamerica
  Equipment Financial Services Corporation and loans with Regions Bank;

+ approximately $5 million for construction of a reel base shore facility and miscellaneous equipment upgrades; and

+ the balance for any necessary interim construction financing for the Midnight
  Warrior, general corporate purposes and working capital.

Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities or government obligations.

The Transamerica loan matures in August 2005 and bears interest at a fixed rate of 10.56% per year. At December 31, 2000, approximately $27.3 million was outstanding under the Transamerica loan. In addition, we will pay a prepayment penalty of approximately $0.8 million to Transamerica in connection with the repayment of the loan. We have a $6.0 million revolving line of credit and an equipment loan with Regions Bank. The revolving line of credit matures in May 2001 and bears interest at a rate of 3.0% plus the 30-day LIBOR rate per year. The equipment loan matures in August 2002 and bears interest at a fixed rate of 8.5% per year. At December 31, 2000, approximately $3.4 million was outstanding under the revolving line of credit and approximately $1.5 million was outstanding under the equipment loan.

The amount required to build the Midnight Warrior will be approximately $65 million, including MARAD's guarantee fee and interest costs incurred during construction. We have a written commitment from MARAD, subject to customary conditions, to provide a government guarantee supporting the long-term financing of up to 87.5% of the cost of the Midnight Warrior when it is delivered. The balance of the funding requirements are represented by the approximately $8 million in equity we will provide from the proceeds of the offering. The MARAD commitment expires in May 2001. We expect the interest rate on this long-term financing will be comparable to United States agency financing at the time. We expect that we will be required to provide approximately $12 million of interim construction financing for the Midnight Warrior, with additional interim construction funds of approximately $45 million to be provided by commercial lenders pending completion of the vessel and long-term financing. We are currently in discussions with lenders to provide this interim construction financing for the vessel.

Dividend policy

We do not plan to declare or pay any cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for use in our business.

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

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Capitalization

The following table sets forth our capitalization as of September 30, 2000:

+ on an actual basis;

+ on a pro forma basis giving effect to the Contribution and our recording of $2.3 million in net deferred income taxes in connection with the Contribution; and

+ on a pro forma basis as adjusted for the sale of common stock in the offering and the application of the net proceeds to us as described in "Use of proceeds."

You should read the information below in conjunction with "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations," our financial statements and related notes included elsewhere in this prospectus.

                                                                       SEPTEMBER 30, 2000
                                                                                        PRO FORMA
                                                                                         FOR THE
                                                                         PRO FORMA     CONTRIBUTION
                                                                          FOR THE        AND THE
(IN THOUSANDS)                                                ACTUAL    CONTRIBUTION     OFFERING
---------------------------------------------------------------------------------------------------
Cash and cash equivalents...................................  $    --     $    --        $
                                                              =======     =======        =======
Short-term borrowings and current portion of long-term
  debt......................................................  $ 9,389     $ 9,389        $    --
                                                              =======     =======        =======
Long-term debt (excluding current portion)..................  $25,329     $25,329        $    --
Mandatorily redeemable preferred units......................    4,656          --             --
Stockholders' equity:
  Preferred stock; par value $0.01 per share, 10,000,000
    shares authorized pro forma and as adjusted; none issued
    and outstanding pro forma and as adjusted...............       --          --             --
  Common stock; par value $0.01 per share, 100,000,000
    shares authorized pro forma and as adjusted;   shares
    issued and outstanding pro forma and   shares issued and
    outstanding as adjusted(1)..............................       --
  Additional paid-in capital................................      239
  Retained earnings.........................................    4,318
                                                              -------     -------        -------
         Total stockholders' equity.........................    4,557
                                                              -------     -------        -------
         Total capitalization...............................  $34,542     $              $
                                                              =======     =======        =======

(1) Does not include       shares of common stock issuable upon exercise of
    options to be granted in connection with the offering at an exercise price equal to the initial public offering price.

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                                                                              15

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Dilution

Our net tangible book value at September 30, 2000 after giving effect to the
Contribution, was approximately $6.9 million, or $     per share of our common
stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in the offering and the net tangible book value per share immediately after the offering.

After giving further effect to the receipt of the estimated net proceeds from
the sale by us of           shares of our common stock, our net tangible book
value at September 30, 2000, would have been approximately $     million, or
$     per share of common stock. This represents an immediate increase in net
tangible book value per share of $     to existing holders who will receive
shares in the Contribution and an immediate decrease in net tangible book value
per share of $     to you. The following table illustrates this dilution.

Public offering price per share.............................             $
  Net tangible book value per share at September 30, 2000...  $
  Increase per share attributable to new investors..........
                                                              --------   --------
Net tangible book value per share after the offering........
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

The following table sets forth, as of September 30, 2000, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group.

                                                  SHARES PURCHASED   TOTAL CONSIDERATION
                                                  ----------------   -------------------    AVERAGE
                                                   NUMBER      %      AMOUNT        %      PER SHARE
Existing holders................................
New investors(1)................................
                                                  --------   -----   --------     -----
       Total....................................             100.0                100.0
                                                  ========   =====   ========     =====

(1) Before underwriters' commissions and our expenses.

If the underwriters fully exercise their over-allotment option, the number of
shares of common stock held by existing holders will be reduced to           ,
or      % of the aggregate number of shares of common stock outstanding after the offering, and the number of shares of common stock held by new investors
will be increased to           , or   % of the aggregate number of shares of
common stock outstanding after the offering.

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

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Selected historical financial and operating data
The following table presents selected financial and operating data of Torch Offshore, L.L.C. and its predecessor, Torch, Inc., for the periods shown. You should read the following data with the more detailed information appearing in "Management's discussion and analysis of financial condition and results of operations" and our financial statements, including the notes thereto, appearing elsewhere in this prospectus. The information set forth below for the nine months ended September 30, 1999 and 2000 is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods when read in connection with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year.

                                                                                                           UNAUDITED
                                         NINE MONTHS                                                      NINE MONTHS
    (IN THOUSANDS, EXCEPT PER SHARE         ENDED                                                            ENDED
          AND OPERATING DATA)            DECEMBER 31,            YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
     STATEMENT OF OPERATIONS DATA          1995(1)        1996       1997       1998        1999        1999       2000
-------------------------------------------------------------------------------------------------------------------------
Revenues...............................    $11,919      $ 20,873   $ 38,955   $  39,224   $ 21,252    $ 16,206   $ 29,915
Cost of sales..........................      9,229        13,602     22,243      25,198     21,190      15,164     23,335
                                           -------      --------   --------   ---------   --------    --------   --------
Gross profit(2)........................      2,690         7,271     16,712      14,026         62       1,042      6,580
Depreciation and amortization..........        541           681      1,229       2,187      3,469       2,339      3,561
General and administrative.............      2,118         3,147      2,126       2,275      3,327       2,468      2,800
Other operating (income) expense.......       (296)         (252)       112          (2)     1,741       1,690        480
                                           -------      --------   --------   ---------   --------    --------   --------
Operating income (loss)................    $   327      $  3,695   $ 13,245   $   9,566   $ (8,475)   $ (5,455)  $   (261)
                                           =======      ========   ========   =========   ========    ========   ========
Interest expense, net..................       (815)         (748)      (637)       (491)    (1,413)       (910)    (2,881)
Extraordinary loss on early
  extinguishment of debt...............         --            --         --          --       (676)       (676)        --
Net income (loss) attributable to
  common stockholders..................    $  (299)     $  1,876   $ 11,415   $   9,032   $(10,568)(3) $ (7,045) $ (3,332)(3)
                                           =======      ========   ========   =========   ========    ========   ========
Earnings per share:
  Basic................................    $ (0.16)     $   0.98   $   5.95   $    4.70   $  (5.50)(3) $  (3.67) $  (1.74)(3)
                                           =======      ========   ========   =========   ========    ========   ========
  Diluted..............................    $ (0.16)     $   0.95   $   5.68   $    4.48   $  (5.50)(3) $  (3.67) $  (1.74)(3)
                                           =======      ========   ========   =========   ========    ========   ========
Common equivalent shares:
  Basic................................      1,920         1,920      1,920       1,920      1,920       1,920      1,920
                                           =======      ========   ========   =========   ========    ========   ========
  Diluted..............................      1,920         1,975      2,010       2,017      1,920       1,920      1,920
                                           =======      ========   ========   =========   ========    ========   ========
Cash dividends per share...............    $    --      $     --   $   0.37   $    2.06   $   0.14    $   0.13   $     --
                                           =======      ========   ========   =========   ========    ========   ========

OTHER FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------------
EBITDA(4)..............................    $   572      $  4,376   $ 14,474   $  11,753   $ (5,006)   $ (3,116)  $  3,300
Net cash provided by (used in):
  Operating activities.................     (1,574)        3,550      8,195       9,997     (4,206)     (2,607)    (1,145)
  Investing activities.................       (268)         (449)   (13,968)    (22,046)    (6,451)     (4,510)      (895)
  Financing activities.................      1,827        (2,900)     6,455      11,467     11,557       9,322        825

BALANCE SHEET DATA (AT END OF PERIOD)
-------------------------------------------------------------------------------------------------------------------------
Working capital........................    $    47      $   (671)  $  2,825   $    (663)  $ (7,772)   $ (1,916)  $ (9,147)
Property, net..........................      3,394         3,010     10,971      31,702     41,120      39,796     39,435
Total assets...........................      9,129        10,821     28,802      47,586     54,069      54,577     53,212
Long-term debt, excluding current
  portion..............................      2,460         1,281      6,540      17,915     29,522      30,961     25,329
Mandatorily redeemable preferred
  units................................         --            --         --          --         --          --      4,656(5)
Stockholders' equity...................        414         2,072     13,590      18,723      7,889      11,421      4,557

--------------------------------------------------------------------------------

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------

                                                                                                           UNAUDITED
                                                                                                          NINE MONTHS
                                         NINE MONTHS                                                         ENDED
    (in thousands, except per share         ENDED                                                        SEPTEMBER 30,
          and operating data)            DECEMBER 31,            YEARS ENDED DECEMBER 31,
            OPERATING DATA                 1995(1)        1996       1997       1998        1999        1999       2000
-------------------------------------------------------------------------------------------------------------------------
Available revenue days(6)..............         NA         1,095        959       1,521      1,953       1,401      1,902
Revenue days worked(7).................         NA           615        847       1,092        981         691      1,224
Total pipelay mileage..................         NA           111        122         137        125          92        130
Revenue per mile of pipe laid..........         NA      $188,288   $319,303   $ 236,482   $145,632    $145,793   $210,831
Average miles per pipelay job..........         NA           3.3        2.7         3.1        4.0         4.0        2.8
Total vessels in operation (at end of
  period)..............................          3             3          3           6          6           6          8

AVERAGE PRICE(8)
-------------------------------------------------------------------------------------------------------------------------
Crude oil (per barrel).................    $ 18.40      $  20.02   $  20.61   $   14.40   $  19.32    $  17.52   $  29.72
Natural gas (per thousand cubic
  feet)................................       1.76          2.52       2.47        2.16       2.31        2.22       3.61

(1)  Prior to 1995, we had a March 31 fiscal year end.

(2)  Gross profit is revenues less cost of sales.

(3) On a pro forma basis as if we had been subject to income taxes, for the year ended December 31, 1999 and the nine months ended September 30, 2000, net loss attributable to common stockholders would have been $6,710 and $2,116, respectively, and diluted loss per share would have been $3.49 and $1.10, respectively.

(4) EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is presented here to provide additional information about our operations. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity. In addition, our EBITDA calculation may not be comparable to similarly titled measures of other companies.

(5) Represents mandatorily redeemable preferred membership units that will be exchanged for common stock as part of the Contribution.

(6) Represents total calendar days for each vessel less any days a vessel was nonoperational.

(7) Number of days vessels are offshore performing services, in transit or waiting on inclement weather, while under contract.

(8) Based on the monthly average closing current contract prices posted by the NYMEX.

--------------------------------------------------------------------------------
 18

--------------------------------------------------------------------------------

Unaudited pro forma condensed financial information

The following unaudited pro forma condensed financial information for our company gives effect to:

   + the Contribution and our recording of $2.3 million in net deferred income taxes in connection with the Contribution; and

   + the sale of common stock in the offering and the application of the net proceeds to us as described in "Use of proceeds."

The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to our historical financial statements and notes thereto appearing elsewhere in this prospectus.

The unaudited pro forma condensed balance sheet was prepared as if these transactions had occurred on September 30, 2000. The unaudited pro forma condensed statements of operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000 were prepared as if these transactions had occurred on January 1, 1999.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments may differ from the unaudited pro forma adjustments. However, we believe that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements. The unaudited pro forma condensed balance sheet and statements of operations are not necessarily indicative of our financial position or results of operations as they might have been if these transactions had actually occurred on the dates indicated above. In addition, the unaudited pro forma information is not necessarily indicative of our future financial position or future results of operations.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AS OF SEPTEMBER 30, 2000

                                                                  PRO FORMA
                                                                 ADJUSTMENTS       PRO FORMA
                                                                   FOR THE      ADJUSTMENTS FOR
(IN THOUSANDS)                                     HISTORICAL   CONTRIBUTION     THE OFFERING     PRO FORMA
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash...........................................   $    --        $    --         $ 33,531(f)     $33,531
  Accounts receivable............................     7,408             --               --          7,408
  Deferred taxes.................................        --            556(a)            --            556
  Other current assets...........................     2,148             --               --          2,148
                                                    -------        -------         --------        -------
Total current assets.............................     9,556            556           33,531         43,643
Property and equipment, net......................    39,435             --               --         39,435
Deferred drydocking charges......................     4,048             --               --          4,048
Other assets.....................................       173             --              (49)(g)        124
                                                    -------        -------         --------        -------
Total assets.....................................   $53,212        $   556         $ 33,482        $87,250
                                                    -------        -------         --------        -------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade......................   $ 6,178        $    --         $     --        $ 6,178
  Other accrued expenses.........................     3,103             --               --          3,103
  Current portion of long-term debt..............     6,854             --           (6,854)(h)         --
  Revolving line of credit.......................     2,535             --           (2,535)(h)         --
                                                    -------        -------         --------        -------
Total current liabilities........................    18,670             --           (9,389)         9,281
  Deferred taxes.................................        --          2,856(a)            --          2,856
  Long-term debt, less current portion...........    25,329             --          (25,329)(h)         --
Mandatorily redeemable preferred units...........     4,656         (4,656)(b)           --             --
Stockholders' equity:
  Common stock...................................        --               (c)              (i)
  Additional paid-in-capital.....................       239         (2,300)(a)       69,000(j)      75,913
                                                                     4,656(d)
                                                                     4,318(e)
  Retained earnings..............................     4,318         (4,318)(e)         (800)(k)       (800)
                                                    -------        -------         --------        -------
Total stockholders' equity.......................     4,557         (2,356)          68,200         75,113
                                                    -------        -------         --------        -------
Total liabilities and stockholders' equity.......   $53,212        $   556         $ 33,482        $87,250
                                                    =======        =======         ========        =======

See accompanying notes to unaudited pro forma condensed balance sheet.

--------------------------------------------------------------------------------
 20

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

(a) We have operated as a non-taxable entity since 1997. However, following the Contribution we will be subject to federal and state income taxation. Accordingly, pro forma adjustments to record the deferred income tax impact associated with the Contribution as of September 30, 2000 include the following:

                                                                DEFERRED TAX
                       (IN THOUSANDS)                         ASSET/(LIABILITY)
------------------------------------------------------------
Differences between book and tax bases of property and
  equipment and other.......................................       $(1,271)
Deferred drydocking charges.................................        (1,160)
Reserves for doubtful accounts..............................            48
Prepaid expenses............................................          (425)
Accrued severance...........................................           508
                                                                   -------
Net deferred tax liability..................................       $(2,300)
                                                                   =======

The net deferred tax impact that is expected to be recorded as a charge to operations in 2001 will be calculated based on the book and tax differences on the closing date of the Contribution.

(b) Reflects the contribution of 212,000 preferred membership units of Torch
Offshore, L.L.C. for        shares of our common stock.

(c) Reflects the issuance of        and        shares of our common stock in
exchange for 1,920,000 common membership units and 212,000 preferred membership units, respectively, of Torch Offshore, L.L.C.

(d) Reflects the impact to additional paid-in capital from the issuance of shares of our common stock in exchange for 212,000 preferred membership units of Torch Offshore, L.L.C.

(e) Represents the reclassification of retained earnings to additional paid-in-capital to reflect a constructive distribution to our stockholders followed by a contribution of capital to our company related to the issuance of shares of our common stock in exchange for 1,920,000 common membership units in Torch Offshore, L.L.C.

(f) Represents cash proceeds of $33.5 million from the sale of        shares of
our common stock at an offering price of $     per share, after deducting
underwriting discounts and commissions and estimated offering expenses of
$       , and net of the application of $35.5 million of the offering proceeds to retire existing debt (including prepayment penalties). See "Use of proceeds" regarding our intention to use remaining pro forma cash to fund our capital growth plans.

(g) Reflects the write-off of previously deferred financing costs associated with the early retirement of existing debt.

(h) Reflects the repayment of $34.7 million of existing debt.

(i) Reflects the issuance of           shares of our common stock in the
offering.

(j) Reflects the impact to additional paid-in-capital from the proceeds (in
excess of par value) of the issuance of           shares of common stock in the
offering, net of underwriting discounts and commissions and other offering expenses.

(k) Represents estimated prepayment penalties and the write-off of previously deferred financing costs associated with the early retirement of existing debt.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                            PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                         HISTORICAL   ADJUSTMENTS   PRO FORMA
--------------------------------------------------------------------------------------------------
Revenues....................................................   $29,915       $    --      $29,915
Cost of revenues:
  Cost of sales.............................................    23,335            --       23,335
  Depreciation and amortization.............................     3,561            --        3,561
  General and administrative expenses.......................     2,800            --        2,800
  Other operating items.....................................       480            --          480
                                                               -------       -------      -------
         Total cost of revenues.............................    30,176            --       30,176
                                                               -------       -------      -------
Operating loss..............................................      (261)           --         (261)
Other income (expense):
  Interest expense..........................................    (2,882)        2,882(b)        --
  Interest income...........................................         1            --            1
                                                               -------       -------      -------
         Total other income (expense).......................    (2,881)        2,882            1
                                                               -------       -------      -------
Loss before income taxes....................................    (3,142)        2,882         (260)
Income taxes................................................        --            95(c)        95
                                                               -------       -------      -------
Net loss....................................................    (3,142)        2,977         (165)
Preferred unit dividends and accretion......................      (190)          190(d)        --
                                                               -------       -------      -------
Net loss attributable to common stockholders................   $(3,332)      $ 3,167      $  (165)(e)
                                                               =======       =======      =======
Basic and diluted loss per share............................   $ (1.74)                   $
                                                               =======                    =======
Weighted average shares -- basic and diluted................     1,920                           (f)
                                                               =======                    =======

Unaudited pro forma data:
  Net loss attributable to common stockholders reported
    above...................................................   $(3,332)
  Pro forma income taxes....................................     1,216(a)
                                                               -------
  Pro forma net loss attributable to common stockholders....   $(2,116)
                                                               =======
  Pro forma basic and diluted loss per share................   $ (1.10)
                                                               =======

See accompanying notes to unaudited pro forma condensed statement of operations.

--------------------------------------------------------------------------------
 22

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                               PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                         HISTORICAL      ADJUSTMENTS      PRO FORMA
--------------------------------------------------------------------------------------------------------
Revenues....................................................   $21,252          $   --          $21,252
Cost of revenues:
  Cost of sales.............................................    21,190              --           21,190
  Depreciation and amortization.............................     3,469              --            3,469
  General and administrative expenses.......................     3,327              --            3,327
  Other operating items.....................................     1,741              --            1,741
                                                               -------          ------          -------
         Total cost of revenues.............................    29,727              --           29,727
                                                               -------          ------          -------
Operating loss..............................................    (8,475)             --           (8,475)
Other income (expense):
  Interest expense..........................................    (1,484)          1,484(b)            --
  Interest income...........................................        71              --               71
                                                               -------          ------          -------
         Total other income (expense).......................    (1,413)          1,484               71
                                                               -------          ------          -------
Loss before income taxes....................................    (9,888)          1,484           (8,404)
Income taxes................................................        (4)          3,071(c)         3,067
                                                               -------          ------          -------
Net loss (before extraordinary item)........................   $(9,892)         $4,555          $(5,337)(e)
                                                               =======          ======          =======
Basic and diluted loss per share............................   $ (5.15)                         $
                                                               =======                          =======
Weighted average shares -- basic and diluted................     1,920                                 (f)
                                                               =======                          =======

Unaudited pro forma data:
  Net loss (before extraordinary item) reported above.......   $(9,892)
  Pro forma income taxes, excluding extraordinary item......     3,613(a)
                                                               -------
  Pro forma net loss (before extraordinary item)............   $(6,279)
                                                               =======
  Pro forma basic and diluted loss per share................   $ (3.27)
                                                               =======

See accompanying notes to unaudited pro forma condensed statement of operations.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

(a) Represents an income tax benefit for federal and state income taxes at an effective tax rate of 36.5% as if we had operated as a taxable entity throughout the periods presented.

(b) Represents the elimination of interest expense to reflect the repayment of existing debt with a portion of the proceeds from the offering.

(c) Reflects the income tax effect (36.5% effective rate) of the adjustments discussed in (b) and (d) combined with the pro forma income tax adjustment discussed in (a).

(d) Represents the elimination of preferred membership unit dividends and accretion to reflect the issuance of our common stock in exchange for the preferred membership units.

(e) The pro forma net loss amounts do not include an extraordinary charge of approximately $0.8 million related to a prepayment penalty for the early retirement of existing debt. This charge will be reflected as an extraordinary loss associated with the early retirement of debt included in earnings in the period in which such debt is repaid.

(f) Reflects the issuance of           and           shares of our common stock
in exchange for 1,920,000 common membership units and 212,000 preferred membership units, respectively, of Torch Offshore, L.L.C.

--------------------------------------------------------------------------------
 24

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The discussion below contains forward looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the caption "Risk factors."

OVERVIEW

We provide subsea construction services in connection with the infield development of offshore oil and natural gas reservoirs. We are a leading service provider in our market niche of installing and maintaining small diameter flowlines and related infrastructure associated with the development of offshore oil and natural gas reserves on the Continental Shelf of the Gulf of Mexico. Over the last two years, we have expanded our operations, capabilities and management expertise to enable us to provide deepwater services analogous to the services we provide on the Shelf.

Since 1997, we have increased the size of our fleet from three to eight construction and service vessels. In 1998, we added two diving support vessels and one supply/diving support vessel. In the first quarter of 2000, we added one DP-2 pipelay/bury barge and one DP-2 subsea construction vessel. We also have entered into a contract to construct a new generation DP-2 vessel for deepwater pipelay and subsea construction. As part of that construction contract, we have an option from the shipyard to construct a sister vessel. We continue to actively seek opportunities to expand our fleet either through construction or acquisition of vessels.

FACTORS AFFECTING RESULTS OF OPERATIONS
The demand for subsea construction services primarily depends on the prices of oil and natural gas. These prices reflect the general condition of the industry and influence our customers' willingness to spend capital to develop oil and natural gas reservoirs. In the life of an offshore field, capital is allocated to the development of a well following successful drilling activities. The time that elapses between a successfully drilled well and the development phase in which we participate varies depending on the water depth of the field. On the Shelf, demand for our services generally follows successful drilling activities by three to 12 months. For deepwater projects, demand for our services generally follows exploration drilling activities by at least three years.

The following tables reflect historical NYMEX closing current crude oil and natural gas contract prices for the periods indicated:

                NYMEX Closing Current Crude Oil Contract Prices

 [GRAPH SHOWING PRICES FROM APPROXIMATELY 1/1/97 THROUGH APPROXIMATELY 1/11/01]


               NYMEX Closing Current Natural Gas Contract Prices

 [GRAPH SHOWING PRICES FROM APPROXIMATELY 1/1/97 THROUGH APPROXIMATELY 1/11/01]

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

In addition to the prices of oil and natural gas, we use the following leading indicators, among others, to forecast the demand for our services:

+ the offshore mobile rig count and jack-up rig count;

+ forecasts of capital expenditures by major and independent oil and gas companies;

+ the recent lease sale activity levels; and

+ the expiration dates of existing Gulf of Mexico leases.

Even when demand for subsea construction services is strong, several factors may affect our profitability, including the following:

+ competition;

+ equipment and labor productivity;

+ weather conditions;

+ contract estimating uncertainties; and

+ other risks inherent in marine construction.

Although greatly influenced by overall market conditions, our fleet-wide utilization is generally lower during the first half of the year because of winter weather conditions in the Gulf of Mexico. Accordingly, we endeavor to schedule our drydock inspections and routine and preventative maintenance during this period. Additionally, during the first quarter, a substantial number of our customers finalize capital budgets and solicit bids for construction projects. For this reason, individual quarterly results are not necessarily indicative of the expected results for any given year.

OUTLOOK
The pronounced decline in oil prices experienced during 1998 and part of 1999 led to a dramatic cutback in industry-wide offshore exploration and development expenditure levels. The reduced offshore activity levels, combined with our fleet expansion, significantly lowered fleet utilization and revenue levels, resulting in a net loss for 1999 and for the first nine months of 2000. However, oil and natural gas price improvements which began in 1999 prompted limited increases in exploration and development expenditure levels in the year 2000, resulting in recent increases in the demand for our services. Although operators were initially hesitant to significantly raise their overall expenditure levels, this increase in activity has facilitated higher utilization of our fleet and increases in prices for our services, resulting in improved revenues and increased margins during the second half of 2000. We believe that our future financial and operating results will continue to be highly dependent on overall market conditions in the oil and natural gas industry.

We anticipate that the Gulf of Mexico offshore construction industry in general and our position in particular will benefit from improved industry fundamentals. We base our expectation on several factors, including the following:

                     ENERGY DEMAND IS EXPECTED TO INCREASE
--------------------------------------------------------------------------------

   + The U.S. Department of Energy's Energy Information Agency, or EIA, forecasts that world natural gas consumption should increase at an annual rate of approximately 3% through 2020.

   + According to the EIA, natural gas is the fuel source for virtually all new power generation capacity. From 2000 to 2005, natural gas-fired power generation capacity is expected to grow 27%, from 11.9% of total generation capacity to 14.0%.

--------------------------------------------------------------------------------
 26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

   + The EIA forecasts that world oil consumption should increase at an annual rate of approximately 2% through 2020.

   + Significant capital must be continually invested in order to maintain existing energy production levels.

                           SHELF TRENDS ARE POSITIVE
--------------------------------------------------------------------------------

   + Increased demand for natural gas and the dominant role of independent oil and natural gas companies on the Shelf should allow the Gulf of Mexico to maintain and even increase its position as a major source of North American natural gas supplies.

   + The Shelf jack-up rig count increased from a low of 76 in April 1999 to 135 in December 2000.

   + Rig day rates for conventional 300 foot, independent leg jack-ups increased from $16,500 in April 1999 to $44,500 in December 2000, while utilization has risen from 67% to 96% over the same period.

   + Standard supply vessel day rates increased from $2,300 in April 1999 to $7,350 in December 2000, while utilization has risen from 60% to 79% over the same period. These vessels are used to support offshore drilling and production programs.

   + Technological advances have enabled oil and natural gas companies to improve exploration success rates.

   + Improved technology and higher natural gas prices now permit the exploration for and development of marginal prospects, resulting in increased activity on the natural gas-rich Shelf where we have a strong market position.

   + The MMS has proposed to offer royalty relief for deep gas subsalt wells on the Shelf in the near term.

                         DEEPWATER TRENDS ARE POSITIVE
--------------------------------------------------------------------------------

   + Deepwater basins are one of the few non-OPEC areas to have major reserve potential, with numerous individual discoveries expected to produce more than one billion barrels each.

   + According to Douglas-Westwood, deepwater expenditures are estimated at over $20 billion per year through 2004. This expenditure level is estimated to require the drilling and completion of approximately 1,400 wells and the supply of approximately 1,000 subsea trees, 300 templates and manifolds, 6,210 miles of subsea control lines, 7,452 miles of flowlines and risers and more than 100 fixed or floating platforms.

   + Identified fields and announced discoveries world-wide in water depths greater than 1,000 feet now exceed 43.5 billion BOE, which compares to total U.S. proved reserves of 51.6 billion BOE.

   + According to One Offshore Data Services, as of December 2000, 128 subsea development projects were under contemplation in water depths in excess of 1,000 feet in North America.

   + As of December 2000, the number of deepwater drilling rigs in operation or under construction which are capable of drilling in water depths greater than 3,000 feet has increased from 38 in 1993 to 92. Of these 92 deepwater rigs, 14 are currently under construction and are scheduled for delivery by year-end 2001. We believe the increase in deepwater drilling assets should serve

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     to accelerate the pace of deepwater field developments and increase the subsequent demand for deepwater construction and pipelay vessels.

                        OUR COMPETITIVE MARKET POSITION

--------------------------------------------------------------------------------

   + We expanded our fleet from three to eight vessels during a time of weak market conditions and are now positioned to take advantage of improved conditions.

   + The common contracting practice, by majors in the deepwater Gulf of Mexico, of dividing large development projects into discrete segments and selecting the "best in class" contractor for each segment favors our deepwater market niche strategy.

   + The extensive transportation infrastructure present in the Gulf of Mexico facilitates the development of incremental fields that can be tied into existing trunk lines originally constructed to service fields that are now in the process of decline, favoring our Shelf market niche strategy.

Although we have based our expectations on the factors listed above, in the past the energy industry has been extremely volatile, and we cannot assure you that these factors will be correct or that they will have the effects that we expect.

RECENT EVENTS

In May 2000, we formed Torch Offshore, L.L.C. to hold the assets and liabilities of Torch, Inc. At that time, Lime Rock purchased preferred membership units in Torch Offshore, L.L.C. representing approximately 10% of the total membership units outstanding for $5.3 million. These preferred membership units are entitled to cumulative distributions at a rate of 7% per year.

Torch Offshore, Inc. is a new holding company that we formed to hold all of the membership interests of Torch Offshore, L.L.C. In connection with the offering and as part of the Contribution:

+ Lime Rock will contribute its preferred membership units in Torch Offshore,
  L.L.C. to us in exchange for     shares of our common stock and will be paid
  accrued distributions of approximately $     ; and

+ Torch, Inc. will contribute its common membership units in Torch Offshore,
  L.L.C. to us in exchange for        shares of our common stock.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2000 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999
Revenues. Revenues were $29.9 million for the nine months ended September 30, 2000 compared to $16.2 million for the 1999 period, an increase of 85%. This increase was primarily caused by an increase in fleet-wide working days due to signs of strengthening in the offshore construction market in the 2000 period. Also contributing to this increase was our introduction into service of two new vessels in early 2000, the Midnight Eagle pipelay/bury barge and the Midnight Arrow subsea construction vessel. Additionally, we benefited from incurring significantly fewer scheduled drydock days in the 2000 period, as the Midnight Runner and the Midnight Carrier underwent short drydock inspections, while the Midnight Brave and Midnight Dancer each underwent required 5-year surveys in the 1999 period. These factors resulted in our fleet-wide utilization days for the first nine months of 2000 increasing over 75% from the 1999 period. We installed 130 miles of pipe ranging from 2 to 10 inches in diameter during the 2000 period as compared to 92 miles of such pipe during the 1999 period. In addition, although market conditions were extremely price sensitive during the 2000

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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period, the improved offshore construction activity level allowed overall pricing levels for our services to strengthen compared to the 1999 period.

Gross Profit. Gross profit, which is revenues less cost of sales, was $6.6 million (22.0% of revenues) for the nine months ended September 30, 2000 compared to $1.0 million (6.4% of revenues) for the 1999 period, an increase of 531%. This increase resulted from the expanded revenue base and the improving pricing levels received for our services.

Depreciation and Amortization. Depreciation and amortization expense was $3.6 million for the nine months ended September 30, 2000 compared to $2.3 million for the 1999 period, an increase of 52%. This increase reflects the amortization of the two drydockings during the 1999 period and the Midnight Eagle being introduced into service in 2000.

General and Administrative Expenses. General and administrative expenses were $2.8 million (9.4% of revenues) for the nine months ended September 30, 2000 compared to $2.5 million (15.2% of revenues) for the 1999 period, an increase of 13%. This increase was primarily caused by expanded sales efforts and related promotional costs. The continued competitive market situation experienced during the 2000 period and the introduction of two additional vessels during this period contributed to these costs. We anticipate that total general and administrative expenses will continue to be impacted by costs related to our fleet expansion, our efforts to strengthen our deepwater activity levels and the additional costs associated with being a public entity.

Other Operating (Income) Expense. Other operating expense was $0.5 million for the nine months ended September 30, 2000 compared to $1.7 million for the 1999 period, a decrease of 72%. Other operating expense for the 2000 period primarily related to severance costs associated with a former employee. For the 1999 period, this related to employee severance and relocation costs incurred as a result of consolidating our corporate and operations offices (see Notes 11 and 12 to the financial statements).

Interest Expense, Net. Net interest expense was $2.9 million for the nine months ended September 30, 2000 compared to $0.9 million for the 1999 period, an increase of 217%. This increase was attributable to higher overall debt levels incurred in connection with our August 1999 refinancing of our fleet. During the 1999 period, we capitalized $0.9 million of interest costs associated with construction of the Midnight Eagle, which we placed into service in 2000.

Extraordinary Loss. In August 1999, we refinanced our fleet, resulting in a longer repayment schedule and additional borrowings. In connection with this debt refinancing, we recognized a $0.7 million charge on the early extinguishment of debt (see Note 7 to the financial statements).

Net Income (Loss) Attributable to Common Stockholders. Net loss to common stockholders for the nine months ended September 30, 2000 was $3.3 million, including a $0.2 million charge for preferred dividends associated with the Lime Rock investment, compared with a net loss of $7.0 million for the 1999 period.

Since April 1997, we have not been subject to, and there has been no provision for, income taxes. If we had been subject to payment of income taxes, we would have recorded a credit of $1.2 million for the nine months ended September 30, 2000 and a credit of $2.7 million in the 1999 period. Upon completion of the offering, we will become subject to corporate level taxation and will recognize an estimated $7.1 million charge to current period earnings to recognize net deferred income taxes.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1999 TO THE YEAR ENDED DECEMBER 31,
1998
Revenues. Revenues were $21.3 million for the year ended December 31, 1999 compared to $39.2 million for the year ended December 31, 1998, a decrease of 46%. The decrease in revenues during 1999, despite the additional capacity generated as a result of the three vessel additions

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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occurring throughout 1998, was caused by the significant reduction in industry-wide offshore construction activity levels in late 1998. Consequently, we were only able to install 125 miles of pipe ranging from two to 12 inches in diameter during 1999 compared to 137 miles of such pipe during 1998, and our average vessel utilization fell from 75.4% in 1998 to 52.5% in 1999. These factors contributed to an extremely price sensitive market environment, causing pricing levels for our services to decline over 30% from 1998 levels.

Gross Profit. Gross profit was $0.1 million for the year ended December 31, 1999 compared to $14.0 million (35.8% of revenues) for the year ended December 31, 1998. The decrease was a result of lower offshore construction activity levels and the decline in average pricing for our services.

Depreciation and Amortization. Depreciation and amortization expense was $3.5 million for the year ended December 31, 1999 compared to $2.2 million for the year ended December 31, 1998, an increase of 59%. The increase was attributable to vessel additions occurring throughout 1998.

General and Administrative Expenses. General and administrative expenses were $3.3 million (15.7% of revenues) for the year ended December 31, 1999 compared to $2.3 million (5.8% of revenues) for the year ended December 31, 1998, an increase of 46%. This increase in general and administrative expenses was primarily attributable to the additional management and related administration costs to support a doubling of our fleet from 1997 to 1998. Additionally, we increased our sales force and substantially increased our marketing efforts associated with our then current fleet, as well as contemplated fleet additions for the year ended December 31, 2000.

Other Operating (Income) Expense. Other operating expense was $1.7 million for the year ended December 31, 1999. The other operating expense for the year ended December 31, 1999 was primarily related to employee severance and relocation costs incurred as a result of consolidating our corporate and operations offices (see Notes 11 and 12 to the financial statements). There was no other operating income or expense in the year ended December 31, 1998.

Interest Expense, Net. Net interest expense was $1.4 million for the year ended December 31, 1999 compared to $0.5 million for the year ended December 31, 1998, an increase of 188%. This increase was attributable to higher overall debt levels as a result of fleet additions experienced throughout 1998. Additionally, during 1999, we capitalized $1.4 million of interest costs associated with the construction of the Midnight Eagle, compared to $0.7 million of capitalized interest costs during 1998.

Net Income (Loss) Attributable to Common Stockholders. Net loss to common stockholders was $10.6 million for the year ended December 31, 1999 compared to net income of $9.0 million for the year ended December 31, 1998. The net loss for the year ended December 31, 1999, which included an extraordinary charge of $0.7 million related to the refinancing of our credit facility described in Note 7 to the financial statements, reflected the significant decline in offshore construction activities and the resulting impact on the pricing for our services.

If we had been subject to payment of income taxes, we would have recorded a credit of $3.9 million for the year ended December 31, 1999 and a charge of $3.3 million for the year ended December 31, 1998.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1998 TO THE YEAR ENDED DECEMBER 31,
1997
Revenues. Revenues were $39.2 million for the year ended December 31, 1998 compared to $39.0 million for the year ended December 31, 1997, as several offsetting items occurred. We installed 137 miles of pipe ranging from two to eight inches in diameter during 1998 compared to 122 miles of such pipe during 1997, with our 1998 fleet utilization and pricing levels remaining relatively strong, although below 1997 levels. Also contributing to higher revenues was the addition of three vessels to our fleet in 1998. Offsetting these positive factors was the sharp decline in fourth-quarter 1998 activity and pricing levels.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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Gross Profit.  Gross profit was $14.0 million (35.8% of revenues), for the year ended December 31, 1998 compared to $16.7 million (42.9% of revenues) for the year ended December 31, 1997.

Depreciation and Amortization. Depreciation and amortization expense was $2.2 million for the year ended December 31, 1998 compared to $1.2 million for the year ended December 31, 1997, an increase of 78%. The increase was attributable to the three vessel additions occurring during 1998.

General and Administrative Expenses. General and administrative expenses were $2.3 million (5.8% of revenues) for the year ended December 31, 1998 compared to $2.1 million (5.5% of revenues) for the year ended December 31, 1997.

Other Operating (Income) Expense. Other operating expense was $0.1 million for the year ended December 31, 1997. There was no other operating income or expense in the year ended December 31, 1998.

Interest Expense, Net. Net interest expense was $0.5 million for the year ended December 31, 1998 compared to $0.6 million for the year ended December 31, 1997, a decrease of 23%. This decrease reflects $0.7 million of capitalized interest costs during 1998.

Other (Income) Expense. Other expense of $1.0 million for the year ended December 31, 1997 relates to a write-off of an uncollectible receivable from an affiliated company (see Note 9 to the financial statements).

Net Income. Net income was $9.0 million for the year ended December 31, 1998 compared to $11.4 million for the year ended December 31, 1997, a decrease of 21%.

If we had been subject to payment of income taxes during the entire periods, we would have recorded a charge of $3.3 million for the year ended December 31, 1998 and a charge of $4.2 million for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund identified vessel additions, improvements associated with our expansion program and to provide working capital. We intend to use the proceeds from the offering, as well as cash provided from operations and additional borrowings, to proceed with identified expansion opportunities and to eliminate our existing borrowings. We intend to continue to expand our operating capabilities. Such an expansion may include the acquisition of existing vessels or of other businesses consistent with our deepwater expansion strategy, although we are engaged in no active discussions related to such acquisitions at the present time.

Historically, our capital requirements have been primarily for the acquisition and improvement of our vessels and other related equipment. Capital expenditures totaled $8.8 million for 1997, $22.1 million for 1998, $11.7 million for 1999 and $0.9 million for the first nine months of 2000. These capital expenditures represent the significant expansion of our fleet since 1997 and were funded with cash flow from operations and additional indebtedness. We currently estimate capital expenditures for 2001 through 2003 to be approximately $140 million, representing the construction, equipment and support facilities associated with the Midnight Warrior and its sister ship, the Midnight Warrior II. If we elect not to exercise our option to construct the Midnight Warrior II, this amount would be reduced by approximately $70 million. This option terminates on January 10, 2002.

MARAD has issued a commitment, subject to customary conditions, to guarantee the 20-year financing covering 87.5% of the cost of constructing the Midnight Warrior. Although we have not entered into the underlying financing arrangements, we believe that this MARAD commitment will provide us with more attractive financing terms than could otherwise be achieved. To the extent any of our future vessel construction qualifies for a MARAD guarantee, we plan to apply to use this program.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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We currently are seeking at least $45 million from commercial lenders to provide interim construction financing for the Midnight Warrior pending the completion of the vessel and long-term financing guaranteed by MARAD. Our discussions regarding interim financing for the Midnight Warrior have been limited to preliminary meetings with various commercial lenders. Upon completion of the offering, we believe that we will have several interim financing sources available to us.

We have a loan with Transamerica that bears interest at a fixed annual rate of 10.56%. The loan calls for the payment of equal monthly installments through August 2005. Amounts outstanding are secured by a first priority security interest in all of our marine equipment and a personal guarantee from Mr. and Mrs. Stockstill. The loan also provides for a 3% prepayment penalty. At December 31, 2000, $27.3 million was outstanding. We intend to fully repay this loan, including the prepayment penalty of $0.8 million, with the proceeds of the offering.

In August 1999, we closed a $2.5 million, three-year installment loan from Regions Bank at a fixed interest rate of 8.5%. The loan is secured by a modular reel lay system, our eligible trade accounts receivable and a personal guarantee from Mr. Stockstill. At December 31, 2000, $1.5 million was outstanding under the loan. We intend to fully repay this loan with the proceeds of the offering.

We also have a $6.0 million revolving line of credit with Regions Bank, which bears interest at a rate of 3.0% plus the 30-day LIBOR rate. Amounts outstanding under the revolving line of credit may not exceed 80% of eligible trade accounts receivable. The revolving line of credit matures on May 12, 2001 and is secured by some of our eligible trade accounts receivable and a personal guarantee from Mr. and Mrs. Stockstill. At December 31, 2000, $3.4 million was outstanding under the revolving line of credit. We intend to fully repay the outstanding amounts under the revolving line of credit with the proceeds of this offering.

Under the terms of the revolving line of credit, we must maintain a minimum tangible net worth of at least $10 million, a minimum debt service ratio of not less than 1.2 to 1 and a maximum debt to tangible net worth ratio of 3 to 1. In the near future, we hope to renegotiate our revolving line of credit to include a greater maximum advance limit and an extended maturity date. Although we may not be able to achieve these objectives, we believe that the revolving line of credit can be replaced with a new facility having similar terms.

As of December 31, 2000, we were not in compliance with certain financial covenants under our loan with Transamerica and our facilities with Regions Bank. However, we have obtained waivers from each of these lenders regarding these matters through January 1, 2002.

In May 2000, Lime Rock purchased preferred membership units in Torch Offshore, L.L.C. for $5.3 million. The preferred membership units are entitled to a 7% per year cumulative distribution. Lime Rock will contribute its preferred membership
units to us in exchange for      shares of our common stock and will be paid
accrued distributions of approximately $          in connection with the
Contribution.

We believe that our cash flow from operations and available borrowings under our revolving line of credit will be sufficient to meet our existing liquidity needs for the next year. We also believe that the proceeds from the offering and the interim construction financing, in addition to our cash flow from operations, will be sufficient to complete our identified growth plans. If we are unable to complete the offering, our growth plans will be negatively impacted. If our plans or assumptions change or prove to be inaccurate, if we cannot obtain the interim construction financing on satisfactory terms or if we make any additional acquisitions of existing vessels or other businesses, we may need to raise additional capital. We may not be able to raise these additional funds, or we may not be able to raise such funds on favorable terms.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," which we adopted effective January 1, 1999. SFAS No. 133 requires us to record all derivatives as assets or liabilities at fair value. Changes in derivative fair values are either recognized in earnings, offset against changes in the fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, recorded as a component of other comprehensive income in stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately. We have not engaged in activities or entered into arrangements associated with derivative instruments.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" which provides guidance related to revenue recognition based on interpretations and practices followed by the Securities and Exchange Commission. We have adopted the provisions of SAB 101 which had no impact on our previously existing revenue recognition practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks that are inherent in the financial instruments arising from transactions that we enter into in the normal course of our business. We do not enter into derivative financial instrument transactions to manage or reduce market risks or for speculative purposes, but our business is subject to interest rate risk on our debt obligations. Our revolving credit facility has a variable rate which results in potential exposure to interest rate risk from a cash flow perspective. The fair value of debt with a fixed interest rate generally will increase as interest rates fall, given consistency in all other factors. Conversely, the fair value of fixed rate debt will generally decrease as interest rates rise.

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Business
OUR COMPANY

We provide subsea construction services in connection with the infield development of offshore oil and natural gas reservoirs. We are a leading service provider in our market niche of installing and maintaining small diameter flowlines and related infrastructure associated with the development of offshore oil and natural gas reserves on the Shelf. Over the last two years, we have expanded our operations, capabilities and management expertise to enable us to provide deepwater services analogous to the services we provide on the Shelf. Our customers are major energy companies as well as independent oil and natural gas operators.

We provide integrated pipeline contractor services, including the simultaneous laying and burying of flowlines, the laying of both flexible flowlines and coiled tubing, and the installation of umbilicals and subsea power and communication cables. Our vessels primarily install marine pipelines that transport oil and natural gas to production platforms and subsea production systems. We also connect production platforms to trunk lines that transport oil and natural gas to shore. In a typical offshore field, several development wells are drilled to produce the field. The production from each of the wells is then transported through relatively small diameter flowlines to a production platform where it is aggregated and sometimes treated before being transported through a larger trunk line to shore. The wells frequently are completed on the ocean floor with production systems that need to be connected by umbilicals to the platform so that power can be supplied to the subsea systems and communications and control can be maintained. We specialize in the installation and connection of these smaller flowlines and umbilicals. Combining our dive support vessels and ROVs with our pipelay vessels allows us to install pipelines in a more coordinated fashion than is typical in our industry.

Historically, we have focused on performing projects involving pipelines of 12 inches or less in diameter on the Shelf. Based upon an annual survey conducted by Mustang Engineering and Offshore Magazine, in 1999 we had a 16.9% market share of total miles of pipe under 12 inches in diameter laid in the Gulf of Mexico and a 23.4% market share of total miles of pipe laid in under 200 feet of water in the Gulf of Mexico.

We provide additional services in connection with the infield development of offshore oil and natural gas fields, including inspection and maintenance services, pipeline tie-ins and tie-backs, riser installation, route and "as built" surveys, pipeline installation engineering and integrated construction support. These services support offshore infrastructure construction projects involving pipelines, production platforms and subsea production systems and are frequently performed in conjunction with our pipelay or umbilical installations. Our vessels provide a mobile above water platform that functions as an operational base for divers in water depths up to 1,000 feet and for ROVs at all practical water depths. In water depths up to 1,000 feet, we typically use our own divers and dive support personnel because we believe it provides greater control over project costs and improves the quality of work performed. We own and operate two saturation diving systems and provide ROV services through our alliance with Sonsub Inc. See "-- Alliances." We also provide support services for hook-up and structure abandonment, including barge and logistic support, minimal steel fabrication, call-out diving and the chartering of vessels.

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The following table sets forth our historical operating data for the periods indicated:

                                                                                  NINE MONTH PERIOD
                                             YEARS ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                                         1996       1997       1998       1999       1999       2000
----------------------------------------------------------------------------------------------------
Pipelay:
  Total mileage....................       111        122        137        125         92        130
  Number of jobs...................        34         45         44         31         23         47
  Water depth range (feet).........     6-200     20-235     15-235      8-275      8-275      9-310
  Diameter range (inches)..........      3-10       3-12        2-8       2-12       2-10       2-10
  Diameter breakdown (as % of
    revenues)(1):
    2"-3"..........................                    4%        10%        12%        16%        14%
    4"-6"..........................                   80%        78%        63%        63%        74%
    8"-10".........................                   12%        12%        22%        21%        12%
    12"............................                    4%         0%         3%         0%         0%
  Average length per job (miles)...       3.3        2.7        3.1        4.0        4.0        2.8
  Revenue per mile.................  $188,288   $319,303   $236,482   $145,632   $145,793   $210,831
Other:(2)
  Number of jobs...................        --         --         29         21         20          9
  Water depth range (feet).........        --         --     20-480     15-328     15-328   95-3,700
  Revenue per job..................        --         --   $235,345   $154,667   $138,850   $278,556

(1)  This data is not available for 1996.

(2) Other includes inspection and maintenance services, pipeline tie-ins and tie-backs, riser installation, route and "as built" surveys, pipeline installation engineering and integrated construction support. Prior to 1998, our operations were limited to pipelaying.

THE INDUSTRY

General. The subsea construction industry installs and maintains platforms, pipelines and subsea production equipment for offshore oil and natural gas producers. Demand for subsea construction services is driven by:

+ worldwide demand for oil and natural gas;

+ discoveries of new reserves;

+ the amount of capital spending associated with developing new oil and natural gas fields;

+ the need to maintain and repair existing offshore production facilities during their economic life; and

+ regulatory requirements to remove production facilities after depletion of the fields.

These factors are predominantly influenced by oil and natural gas prices. The time required to drill an exploratory well and formulate a development plan creates a time lag between the start of drilling activities and increased demand for offshore construction services. Shelf fields may require from three to 12 months from successful drilling activities to development. Deepwater fields typically require at least three years from exploratory drilling activities to development. Oil and natural gas producers are only now beginning to increase their capital budgets for infield marine services following the recovery in oil and natural gas prices that commenced in the spring of 1999.

The report of the EIA entitled "International Energy Outlook 2000" forecasts that world natural gas consumption should increase at an annual rate of approximately 3% through 2020 and that world oil

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consumption should increase at an annual rate of approximately 2% over the same period. Increased natural gas demand in the U.S. is expected to come from continued growth in electric power requirements. Environmental and economic considerations dictate that a large percentage of this increased electric power will come from newly constructed natural gas-fired power generation facilities.

Domestic natural gas supply and production capacity have declined due to the depletion of reservoirs and the reduction in drilling activity during the recent period of low oil and natural gas prices in 1998 and 1999, leading to a limited supply of natural gas. This imbalance between supply and demand has led to recent increases in natural gas prices. If higher natural gas price and volume demands are sustained, we expect significant drilling activity to continue on the Shelf, where, since 1990, over 70% of the hydrocarbons produced have been natural gas. As a result of the current environment, the number of active jack-up drilling rigs on the Shelf has increased from a low of 76 in April 1999 to 135 in December 2000 according to Offshore Data Services.

The decline in oil prices during the second half of 1997 was predominantly due to excess worldwide supply, which resulted from a reduction in demand for oil from countries in Southeast Asia following economic and currency problems in that region. Lower production and prices reduced oil company cash flows and offshore drilling and construction activity. Oil prices began to recover in the second quarter of 1999 primarily because OPEC stabilized oil prices through voluntary production limits, reducing oil inventories worldwide.

While the economic fundamentals of the Shelf are strong, major energy companies and large independent oil and natural gas operators are increasingly focusing their exploration and development efforts on frontier areas, particularly the deepwater regions of the Gulf of Mexico and off the coasts of South America and West Africa. These regions offer greater oil and natural gas reserve and production growth potential relative to the existing Shelf regions. However, for many of the independent oil and natural gas companies, the Shelf remains a core area for future production growth.

Shelf Market Compared to Deepwater Market. There are a number of characteristics about the deepwater market that differentiate it from the Shelf market.

On the Shelf, wells are generally drilled using conventionally moored semisubmersible drillings rigs or jack ups. Fixed platforms can be installed using conventionally moored construction vessels. Afterwards, the pipeline and riser infrastructure can be installed using conventionally moored S-lay vessels and 4-point dive boats equipped with mixed gas or saturation diving equipment. Collectively these technologies are mature, and while there have been improvements, the basic processes have not fundamentally changed in the last 25 years.

In deepwater, exploration and development techniques are significantly different. Deepwater drilling and construction vessels are larger and more sophisticated than Shelf vessels and are typically equipped with DP systems that allow them to move or hold position within tight tolerances without using conventional moorings. This capability is a requirement for holding position in deepwater and for umbilical and pipelay installation operations. In addition, fixed structures are replaced by either floating production systems or subsea facilities.

Several different physical configurations have been used for floating production systems. In the U.S. Gulf of Mexico, tension leg platforms, Spars, and floating production units have been used. In other deepwater regions of the world, floating production, storage and offloading vessels, or FPSOs, have also been used. Each of these systems requires subsea field development hardware, including mooring equipment, wellheads, manifolds, infield pipelines, risers and infield control umbilicals. We intend to focus our deepwater expansion efforts generally on the installation of this equipment and particularly on the installation of infield flowlines and related infrastructure, where we have analogous expertise operating on the Shelf.

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Because of the higher absolute cost of production, construction and drilling equipment, the deepwater and ultra-deepwater markets are dominated by major oil and natural gas companies and a few large independents and state owned oil and natural gas companies. In the U.S. Gulf of Mexico, deepwater production has been much more prolific and oil prone than existing production on the Shelf. According to the MMS, in 1999 in the Gulf of Mexico:

+ 72.2% of the hydrocarbons produced from shallow water fields were natural gas and 61.5% of the hydrocarbons produced from deepwater fields were oil; and

+ over half of all of the oil produced came from just 21 deepwater fields.

The net effect has been that, despite the high absolute costs of deepwater production, the costs per barrel produced have been relatively modest.

Industry Budgets. Given the current oil and natural gas demand and price environment, we believe exploration and production companies may be preparing to increase their capital budgets for offshore projects, especially in the Gulf of Mexico and the South Atlantic Basin. According to Spears & Associates, Inc., the number of offshore wells drilled worldwide per year is expected to increase from 2,451 in 1999 to 3,456 in 2004, with total drilling and new completion expenditures for offshore wells drilled worldwide expected to increase from $22.5 billion in 1999 to $39.3 billion in 2004. As drilling activity continues to increase, the need to expand and extend infrastructure that can transport greater volumes of oil and natural gas from production platforms and subsea production systems to shore will also increase. Infield marine pipeline installation and related services will be required to transport the new supplies of natural gas and oil, thus increasing the demand for subsea vessels and services in the near term. We expect that the increases in capital spending on drilling activities will create opportunities for the offshore construction industry over the next 12 to 18 months.

OUR STRATEGY

We believe that we are well positioned to take advantage of the increased level of activity in the Gulf of Mexico and that our greatest long-term future growth opportunities lie in the natural extension of our niche services into deepwater. Our strategy, therefore, is to continue to take advantage of opportunities on the Shelf while expanding our niche services into the deepwater markets of the Gulf of Mexico and of the South Atlantic Basin. We intend to execute our deepwater expansion strategy by:

+ focusing on projects involving small diameter infield flowlines and related infrastructure where we have analogous expertise on the Shelf;

+ providing cost effective services through an expanded fleet of specially designed and equipped vessels; and

+ leveraging our customer relationships and alliances.

Our expertise and experience in our market niche on the Shelf should provide us with an advantage in the analogous deepwater market. Development projects in deepwater require many of the same types of services we currently provide on the Shelf. For example, deepwater production facilities such as tension leg platforms, Spars and FPSOs all require the extensive use of small diameter pipelines and umbilicals. These small diameter lines provide the same functions in deepwater that they provide on the Shelf.

We believe that we have an advantage in our market niche on the Shelf because of the cost efficiencies derived from the design and capabilities of our vessels, as well as from our operating methodology which takes advantage of our dive support vessels and divers, both of which are used to complete riser and pipeline tie-ins without impeding the progress of our pipelay barges. The vessels used to install

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trunk lines are larger and require larger crews than the vessels we operate, making it less cost effective for them to compete with us for small diameter infield installation services. We believe that we can extend this "compact vessel" advantage to deepwater markets by employing purpose-built vessels that are specially designed and equipped to provide our niche services in the most efficient and cost effective manner. To that end, in 2000 we initiated our deepwater capabilities by completing the construction of a DP-2 vessel and chartering a new DP-2 vessel. We also have entered into a contract to construct a new generation, specially designed and equipped deepwater pipelay and subsea construction vessel capable of operating in depths up to 10,000 feet. We have an option to build a sister ship of the same design.

Many of our Shelf customers are also active in deepwater exploration and development. We intend to leverage our customer relationships, including our alliance with Unocal Corporation's Spirit Energy 76 unit, to obtain deepwater projects. In addition to operating the third largest drilling program on the Shelf, Unocal currently has one of the 10 largest reserve bases worldwide in water depths greater than 1,000 feet. We also have technology alliances with two leading offshore technology, equipment and service providers. These alliances provide us with access to sophisticated technology applicable to deepwater projects. See "-- Alliances."

In addition to our deepwater expansion strategy, we intend to maintain a flexible fleet in order to take advantage of periods of increased activities on the Shelf. The design and capabilities of our existing vessels allow us to be a low-cost provider of pipeline installation and subsea construction services on the Shelf. In the near term, we expect the demand for our services on the Shelf will be maintained or will increase as a result of improved natural gas market fundamentals. See "Management's discussion and analysis of financial condition and results of operations -- Outlook."

OUR FLEET

We operate a diversified fleet of eight construction and service vessels. In March 2000, we entered into a contract to construct a new generation DP-2 vessel, the Midnight Warrior, for deepwater pipelay and subsea construction. The following table summarizes the capabilities of the eight vessels in our current Gulf of Mexico fleet and the Midnight Warrior:

           VESSEL                                     CAPABILITIES
------------------------------------------------------------------------------------------
Midnight Brave..............  Simultaneous pipelay and bury up to 20" diameter pipe in water depths of up to 100 feet. Sequential lay and bury
                              operations for up to 12" diameter pipe in water depths of up to 350 feet.
Midnight Runner.............  Simultaneous pipelay and bury up to 20" diameter pipe in water depths of up to 80 feet. Sequential lay and bury
                              operations for up to 8" diameter pipe in water depths of up to 200 feet.
Midnight Dancer.............  Subsea construction with surface supply diving.
Midnight Star...............  Subsea construction with surface supply or saturation diving.
Midnight Carrier............  Subsea construction with surface supply or saturation diving.
Midnight Fox................  Support vessel (fuel, water, crew change) with capability to perform limited surface supply diving and diverless subsea construction.
Midnight Eagle..............  Simultaneous pipelay and bury up to 8" diameter pipe in water depths of up to 100 feet. Sequential lay and bury
                              operations for up to 10" diameter pipe in water depths of up to 200 feet and reel lay of up to 6" diameter pipe in water depths of up to 2,400 feet.
Midnight Arrow..............  Diverless subsea construction in water depths of up to
                              10,000 feet.
Midnight Warrior............  Designed to lay pipe up to 10" in diameter, umbilical and cable in water depths of up to 6,000 feet and to provide
                              diverless subsea construction support in water depths of up to 10,000 feet.

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MIDNIGHT BRAVE -- PIPELAY/BURY BARGE
The Midnight Brave was built as a logistic support barge in 1972. We purchased the vessel in 1987 and added a pipelay ramp, five work stations, a stinger and a 30 Kip tensioner. In 1998, we upgraded the vessel through the addition of a digitally controlled 50 Kip tensioner enabling the barge to extend its range to water depths of up to 500 feet. The vessel is 275 feet long and 70 feet wide and has accommodations for 80 workers and is controlled using a seven-point mooring system.

MIDNIGHT RUNNER -- PIPELAY/BURY BARGE
The Midnight Runner was a flat top cargo barge built in 1983. In that year, we purchased the vessel and added a seven-point mooring system, two spuds, four work stations, generators and ancillary equipment as well as accommodations for 40 workers. An improved 30 Kip tensioner was added in 1998. The vessel is 160 feet long and 54 feet wide.

MIDNIGHT DANCER -- DIVING SUPPORT VESSEL
The Midnight Dancer was a supply vessel built in 1978. We purchased the vessel in 1994 and added a 30 ton crane, a four-point mooring system, an air diving system and additional accommodations. The vessel is 195 feet long and 40 feet wide and accommodates 46 workers.

MIDNIGHT STAR -- DIVING SUPPORT VESSEL
The Midnight Star was a supply vessel built in 1976. We purchased the vessel in 1997 and added a four-point mooring system, a moonpool, a 600 foot saturation diving system, an air diving control room, a 40 ton crane, a 20 ton crane and additional accommodations. These modifications were completed in May 1998. The vessel is 197 feet long and 42 feet wide and accommodates 42 workers.

MIDNIGHT CARRIER -- DIVING SUPPORT VESSEL
The Midnight Carrier was a pipe carrier built in 1975. We purchased the vessel in May 1998. We then initiated a series of overhauls and upgrades to allow the vessel's use as a large four-point diving support vessel. We added a 650 foot four-point mooring system, a 1,000 foot saturation diving system and additional accommodations in October 2000. The vessel is 270 feet long and 58 feet wide and accommodates 66 workers.

MIDNIGHT FOX -- SUPPLY/DIVING SUPPORT VESSEL
Built in 1998, the Midnight Fox is equipped with a bow thruster, a four-point mooring system and a joystick for live boat operations. While this vessel can serve as a diving support vessel, its present primary role is as a personnel transport and supply vessel supporting the rest of our fleet. The vessel is 130 feet long and 28 feet wide.

MIDNIGHT EAGLE -- PIPELAY/BURY BARGE
The Midnight Eagle was originally built as a dredging barge. We purchased the vessel in 1997 and placed it in service in 2000 after adding a DP-2 system, a 20 foot long hull mid section, two 10 foot wide sponsons, four diesel driven azimuthing thrusters, a mooring/abandonment and recovery winch, accommodations for 57 workers, generators and ancillary equipment. A conventional firing line consisting of four work stations for S-lay, a reeled pipelay system for J-lay and a simultaneous jetting system were also installed. The vessel is 190 feet long and 76 feet wide. We believe the Midnight Eagle is the only DP vessel capable of simultaneously laying and burying pipelines in water depths of up to 100 feet. The vessel can install reeled pipe or umbilicals in water depths of up to 2,400 feet.

MIDNIGHT ARROW -- SUBSEA CONSTRUCTION VESSEL
Built in 1999 and delivered to us in early 2000 on a five-year charter, the Midnight Arrow is currently our most advanced deepwater vessel. Under the charter, we have an exclusive option to purchase the

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vessel for $8.25 million and the ability to extend the charter for an additional two years. The vessel has a DP-2 system, accommodations for 54 workers, a helideck and a 50 ton crane. The vessel is 200 feet long and 44 feet wide.

MIDNIGHT WARRIOR -- PIPELAY/SUBSEA CONSTRUCTION VESSEL
We have contracted with Bender Shipbuilding & Repair Co., Inc. in Mobile, Alabama to build the Midnight Warrior. Construction of the Midnight Warrior may require as long as 18 months from the date we commit to financing. We have contracted with SAS Gouda B.V. to fabricate the reel lay system. The Midnight Warrior has been designed to serve as a multi-purpose installation vessel and is intended to carry out installation of rigid flowlines, flexible flowlines, coiled tubing and umbilicals, as well as to perform subsea construction and maintenance operations in deepwater. The Midnight Warrior has also been designed with a DP-2 system, a cruising speed of 13 knots, one moonpool, a 250 ton crane and self sufficient capabilities to work for extensive periods of time without returning to port. We believe that the Midnight Warrior will be the first new-build vessel of its specifications to be commissioned in the United States and equipped with advanced technology for deepwater installation. As designed, the vessel is wider and longer than a normal offshore construction DP-2 vessel. This allows the vessel to operate with a larger vertical reel in place without encountering the stability problems inherent in operating a shorter, narrower vessel with the same load. Moreover, this vessel can perform the bulk of the deepwater installation activities at a capital cost of one-half to one-third of that required by the next class of vessels, the 500 foot units owned or being constructed by our competitors.

MAINTENANCE
We incur routine drydock inspection, maintenance and repair costs pursuant to Coast Guard regulations in order to maintain classification for our vessels. In addition to complying with these requirements, we have our own vessel maintenance program which we believe permits us to continue to provide our customers with well maintained, reliable vessels.

ALLIANCES

Since May 1999, we have had an alliance agreement with Unocal Corporation under which we provide at least 80 percent of the pipelay, burial and riser installation projects for Unocal's Spirit Energy 76 operations in the Gulf of Mexico in water depths of up to 200 feet. The Spirit Energy 76 unit conducts Unocal's exploration, development and production activities on the Shelf and deepwater areas of the Gulf of Mexico. Under the alliance agreement, Unocal also considers us for projects, on a non-exclusive basis, in depths greater than 200 feet. Since 1998, Unocal has ranked in the top three in wells drilled in water less than 200 feet. In addition, Unocal currently ranks in the top ten globally for total reserves in depths greater than 1,000 feet.

We have also entered into two alliances to obtain access to sophisticated technology developments applicable to the deepwaters of the Gulf of Mexico and the South Atlantic Basin. The first is a cooperation agreement with Sonsub Inc., a wholly owned subsidiary of Saipem and one of the foremost companies supplying remotely operated vehicles worldwide, to bid jointly on deepwater construction and maintenance projects requiring diverless subsea construction techniques. The first two projects undertaken by this alliance were successfully completed during the second quarter of 2000. The second alliance is a non-exclusive, five-year preferred supplier agreement with SAS Gouda B.V., a leading manufacturer of advanced pipe tensioning and pipelaying equipment based in the Netherlands. The agreement with SAS Gouda gives us access to sophisticated pipelaying equipment, engineering support and current North Sea pipelaying technology that we believe will be applicable to the deepwaters of the Gulf of Mexico and of the South Atlantic Basin.

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FACILITIES

Our corporate headquarters are located in Gretna, Louisiana, near New Orleans. We also maintain a commercial office in Houston, Texas and a logistics support base and fabrication yard in Dulac, Louisiana. All of our facilities are leased. The following chart describes our facilities:

                                                                     APPROXIMATE       TERMINATION
               LOCATION                         FUNCTION                    SIZE     DATE OF LEASE
--------------------------------------------------------------------------------------------------
Gretna, Louisiana......................  Corporate Office         10,500 sq. ft.     December 2003
Houston, Texas.........................  Commercial Office         1,000 sq. ft.     November 2001
Dulac, Louisiana.......................  Logistics Support Base       21.9 acres     November 2003
                                         and Fabrication Yard

SAFETY AND QUALITY ASSURANCE

We maintain an award winning safety assurance program to reduce the possibility of accidents. Our Health, Safety and Loss Prevention Department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through new employee orientations, which include first aid and CPR training. In addition, prospective employees are required to submit to alcohol and drug testing. After an accident or other health or safety occurrence, the HSLP Department investigates the incident and further evaluates and, when necessary, refines its safety procedures to prevent similar incidents from occurring. Employees who do not adhere to our health, safety and environmental guidelines could face immediate termination. We believe that our commitment to our safety program is vital to attracting and retaining customers and employees, as well as controlling costs.

Industry associations and government regulators have recognized our commitment to safety. In 2000, we received special recognition by the National Ocean Industries Association, the main trade organization for the offshore services industry, for our "highly innovative and meritorious" Top to Bottom Safety Program. We have also received recent commendations from the MMS and the Marine Board of the National Research Council for our significant safety achievements and continuing dedication to the safety of life at sea. The United States Coast Guard has also honored us with a certificate of appreciation in recognition of our promotion of offshore safety.

CUSTOMERS AND CONTRACTING

Our customers are primarily major energy companies and independent oil and natural gas companies operating in the Gulf of Mexico. During 1999, we provided subsea construction services to 36 customers. Of these customers, Basin Exploration accounted for 12.7% of our revenues and Unocal's Spirit Energy 76 unit accounted for 11.1% of our revenues. For the nine months ended September 30, 2000, Coastal Oil accounted for 19.9% of our revenues and Spirit Energy 76 accounted for 10.1% of our revenues. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to development in any particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in a subsequent fiscal year. With the exception of the alliance agreement with Unocal's Spirit Energy 76 unit, our Shelf construction contracts are typically of short duration, ranging from several days to two months.

We are normally awarded contracts from our customers by means of a highly competitive bidding process whereby customers typically request bids a few months prior to commencement of a project. We maintain a focused marketing effort through market analysis and a dedicated sales force. We also

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maintain an up-to-date database of market studies and statistical bidding analyses. We further market ourselves to customers through localized efforts in Houston, Texas and southeastern Louisiana. Most contracts are awarded on a fixed-price basis, but we also perform work under "cost-plus" and "day rate" arrangements as well as under hybrids of these arrangements. Under fixed-price contracts, we provide specified services at a fixed price regardless of the amount of time and materials actually required. As a result, we are responsible for all cost overruns. Consequently, although fixed-price contracts may offer greater potential profits, they also involve more risk than a cost-plus arrangement. Under cost-plus arrangements, we receive a specified fee in excess of the direct labor and material costs incurred. We are therefore protected against cost overruns, but do not benefit directly from cost savings. For projects involving day rate arrangements, our charges are based upon a rate schedule for the services provided.

As we expand our operations into deepwater, the typical contract profile is likely to change so that lead time, duration and our backlog of awarded but unexecuted projects will increase. We also expect that a larger portion of our contracts will be with major oil companies as the deepwater market continues to develop.

COMPETITION

The offshore marine construction industry is highly competitive. While we believe that availability and the capability of equipment and personnel, the reputation and experience of management and the efficiency and safety record of the contractor are important factors in this industry, price is the primary factor that determines which qualified contractor is awarded the contract. Contracts for work on the Shelf are typically awarded on a competitive bid basis one to three months prior to commencement of operations. Customers usually request bids from all companies which they believe are technically qualified to perform the project. In order to ensure that our company has an opportunity to bid for these projects, our sales staff contacts offshore operators known to have projects scheduled as well as the engineering firms which manage their construction projects.

The lower degree of complexity and capital costs involved in Shelf marine construction activities has allowed many entrants into that subsegment of the market, most of whom are involved only in Shelf activities. For conventional pipelay projects on the Shelf, we primarily compete with Global Industries, Ltd. and Horizon Offshore, Inc. For deepwater pipelay projects, we primarily compete with J. Ray McDermott, S.A. and Global Industries. We also compete with Saipem SpA, Coflexip Stena, Stolt Offshore, Inc. and Allseas. However, these competitors typically have not domiciled permanent pipelaying vessels in the Gulf of Mexico. For projects involving deepwater construction, we primarily compete with Cal Dive International, Inc. and Stolt Offshore, Inc.

BACKLOG

We do not consider our backlog amounts to be a reliable indicator of future revenue because most of our Shelf-based contracts are awarded and performed within a relatively short period of time. Thus, our backlog can fluctuate significantly based on the level of drilling activity on the Shelf, the timing of contract awards and the seasonal operating activity level throughout the year. As deepwater projects become more prevalent in our product mix, we expect to see an increased backlog because these projects have longer lead times than their Shelf-based counterparts.

EMPLOYEES

As of December 31, 2000, we had a total of 238 employees. Approximately 208 were operating personnel and 30 were corporate, administrative and management personnel. None of our employees

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belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement.

GOVERNMENT AND ENVIRONMENTAL REGULATION

GENERAL
Many aspects of our offshore marine construction industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board, the United States Customs Service and the Occupational Safety and Health Administration, as well as by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the Customs Service is authorized to inspect vessels at will. The Occupational Safety and Health Administration performs similar functions with respect to both offshore and onshore facilities.

We are required by various governmental and quasi-governmental agencies to obtain various permits, licenses and certificates with respect to our operations. We believe that we have obtained or will be able to obtain, when required, all permits, licenses and certificates necessary to conduct our business.

MARITIME
Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. Other non-maritime employees are covered by the U.S. Longshoremen and Harbor Workers Compensation Act. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job related injuries in federal courts. Since we are not protected by the limits imposed by state workers' compensation statutes, we may have greater exposure for any claim made by these employees.

Because we engage in certain activities that may constitute "coastwise trade" within the meaning of federal maritime regulations, we are also subject to regulation by MARAD, in addition to the Coast Guard and the Customs Service. Under these regulations, only vessels owned by United States citizens which are built and registered under the laws of the United States may engage in "coastwise trade." Furthermore, the foregoing citizenship requirements must be met in order for us to qualify for financing guaranteed by MARAD. To enjoy the benefits of United States registry, United States coastwise trade and MARAD-guaranteed financing, we must maintain United States citizenship as defined in the Shipping Act of 1916 and the regulations thereunder. Under these regulations, to maintain United States citizenship, our president or chief executive officer, the chairman of our board of directors and a majority of a quorum of our board of directors must be United States citizens. Further, at least 75% of the ownership and voting power of our capital stock must be held by United States citizens, as defined in the Shipping Act and the regulations thereunder.

ENVIRONMENTAL
Numerous federal, state and local laws and regulations relating to protection of the environment affect our operations. The technical requirements of these laws and regulations have become more complex and stringent in recent years, and compliance is becoming increasingly difficult and expensive. However, we do not believe that compliance with current environmental laws and regulations is likely to have a material adverse affect on our business or financial condition. Some environmental laws provide for strict liability for remediation of spills and releases of hazardous substances, including oil, into the environment, and some impose liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. It is possible that changes in the

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environmental laws and enforcement policies under these laws, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or cleanup and containment of the foregoing in amounts that we believe are comparable to policy limits carried by others in the offshore construction industry.

The Oil Pollution Act of 1990 and regulations promulgated thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of an onshore facility, pipeline, or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Vessels subject to the Oil Pollution Act other than tank vessels are subject to liability limits of the greater of $500,000 or $600 per gross ton. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply. Few defenses exist to the liability imposed under the Oil Pollution Act. The Oil Pollution Act also imposes ongoing requirements on a responsible party including preparation of an oil spill contingency plan and proof of financial responsibility (to cover at least some costs in a potential spill) for vessels in excess of 300 gross tons. We believe that we currently have in place appropriate spill contingency plans and have established adequate proof of financial responsibility for our vessels.

The Clean Water Act and analogous state laws provide strict controls on the discharge of pollutants into the navigable waters of the United States and impose liability for the costs of remediating releases of petroleum and other hazardous substances. These laws provide for administrative, civil and criminal penalties for any unauthorized discharge of oil and other hazardous substances in reportable quantities and impose substantial potential liability for the costs of removal, remediation and damages. Our vessels routinely transport small amounts of hazardous substances and also carry diesel fuel for their own use. All vessels we operate have vessel response plans to deal with potential spills of hazardous substances including oil or its derivatives.

The Outer Continental Shelf Lands Act provides the federal government with broad discretion in regulating the release of oil and natural gas in connection with offshore oil and natural gas production. Because our operations rely on offshore oil and natural gas exploration and production, if the government were to exercise its authority under the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases, such an action could have a material adverse effect on our financial condition.

The Comprehensive Environmental Response, Compensation and Liability Act and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damages. Few defenses exist to the liability imposed by CERCLA. We are not currently aware of any events that, if brought to the attention of regulatory authorities, would lead to the imposition of CERCLA liability.

EXPLORATION AND PRODUCTION INDUSTRY
We depend on the demand for our services from the oil and natural gas industry. Therefore, changes to laws, regulations, taxes and policies relating to the oil and natural gas industry can also affect our business. For example, the exploration and development of oil and natural gas properties located on the Outer Continental Shelf of the United States is regulated primarily by the MMS. The MMS has

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broad authority over such operations. It must approve and grant permits in connection with drilling and development plans submitted by oil and natural gas companies. Additionally, the MMS has promulgated regulations requiring offshore production facilities to meet stringent engineering and construction specifications restricting the flaring or venting of natural gas, governing the plugging and abandonment of wells and controlling the removal of production facilities. Further, under some circumstances, the MMS has the authority to require the suspension or termination of any operations on federal leases, and has proposed regulations that would permit it to expel unsafe operators from offshore operations. The MMS also has established rules governing the calculation of royalties and the valuation of crude oil produced from federal offshore leases. The MMS has issued regulations regarding costs for natural gas transportation, which are deductible for royalty valuation purposes when natural gas is sold off lease. Delays in the approval of plans and issuance of permits by the MMS because of staffing, economic, environmental or other reasons could adversely affect our operations by limiting demand for our services. We cannot predict how the MMS regulations may be amended in the future. However, any change in MMS regulations that adversely affects offshore oil and natural gas operations has the potential to limit demand for our services and adversely impact our future operations and earnings.

Other federal agencies like the Federal Energy Regulatory Commission and state authorities continue to heavily regulate the natural gas transportation market. These regulations affect the price and terms for access to pipeline transportation and the economics of natural gas production, transportation and sales. To a lesser degree, transportation of crude oil by pipeline is also subject to regulation. Any changes in these regulations that adversely affect the market for natural gas or crude oil may adversely affect our business by limiting demand for our services.

INSURANCE

Our operations are subject to the risks inherent in offshore marine activity. These risks include personal injury and loss of life or property, environmental accidents, mechanical failures and collisions. Damages arising from an occurrence may in the future result in the assertion of potentially large claims against us.

We maintain comprehensive insurance covering our assets and operations, including marine employers' liability insurance and workers' compensation, at levels we believe are consistent with industry standards. Our workers' compensation and marine employers' liability insurance includes U.S. Longshoremen and Harbor Workers Compensation Act and maritime and outer continental shelf endorsements. In addition to our primary liability insurance, we maintain excess and umbrella policies for up to a $30 million limit. We also maintain other coverage for water pollution, automobile, property, hull and commercial crimes. We do not maintain insurance for the cost of replacing the constructive total loss of vessels. However, we believe that some risks are not insurable, or that insurance to cover such risks is available only at rates that we do not consider to be commercially reasonable. We cannot assure you that our insurance coverage will be adequate in all circumstances or against all hazards, nor can we assure you that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

LEGAL PROCEEDINGS

We are involved in legal proceedings arising in the ordinary course of business. In our opinion, these matters will not have a material adverse effect on our financial position or results of operations.

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Management
EXECUTIVE OFFICERS AND DIRECTORS

The following table provides information regarding our directors and executive
officers as of           , 2001:

NAME                                             AGE   POSITION(S)
------------------------------------------------------------------------------------------------------
Lyle G. Stockstill.............................  57    Chairman of the Board and Chief Executive
                                                       Officer
Lana J. Hingle Stockstill......................  56    Senior Vice President-Administration and
                                                       Director
Eric Smith.....................................  56    Executive Vice President
William J. Blackwell...........................  42    Chief Financial Officer and Director
Curtis Lemons..................................  73    Director
John Reynolds..................................  30    Director
Ken Wallace....................................  75    Director

Lyle G. Stockstill is one of our co-founders and has served as our Chairman of the Board and Chief Executive Officer since 1978. Mr. Stockstill has over 36 years of experience in all aspects of offshore pipelay and construction operations. Mr. Stockstill has previously held positions at Brown & Root, Inc. and Taylor Diving, Inc. and has worked both domestically and internationally. Mr. Stockstill is the husband of Lana J. Hingle Stockstill.

Lana J. Hingle Stockstill is one of our co-founders and has served as a director and Senior Vice President -- Administration since 1978. Mrs. Stockstill has 28 years of experience handling our administrative duties and the administrative duties of other oil service companies. Mrs. Stockstill holds a Bachelor of Arts degree from Louisiana State University. Mrs. Stockstill is the wife of Lyle G. Stockstill.

Eric Smith joined our company in September 2000 as Executive Vice President. From May 2000 to September 2000, Mr. Smith was a consultant for IMA Offshore, a business unit of International Maritime Associates. From May 1998 to May 2000, Mr. Smith served as President and Chairman of Saipem, Inc., a United States subsidiary of Saipem SpA, a major Italian drilling and construction company. From August 1995 to May 1998, Mr. Smith worked in Italy for Saipem SpA as Manager of Market Analysis, Strategic Planning for the Saipem Group. In April 1994, Mr. Smith co-founded Delta Energy Management, a financial services company focusing on oil and gas companies, and served as its Executive Vice President until August 1995. From 1984 to 1994, Mr. Smith served in a number of capacities for J. Ray McDermott, S.A., a service provider to offshore oil and natural gas exploration and production companies and to other marine construction companies. Mr. Smith has 16 years of experience in the offshore construction business. Mr. Smith holds a Bachelor of Science degree in Chemical Engineering from Georgia Tech and a Masters of Business Administration from Tulane University.

William J. Blackwell has served as our Chief Financial Officer since June 1998 and has been a director since June 2000. From July 1988 to August 1997, Mr. Blackwell was a financial officer of the affiliated public companies Freeport-McMoRan Inc., McMoRan Oil & Gas Co. and Stratus Properties Inc., most recently serving as controller of Freeport-McMoRan Inc. From January 1981 to July 1988, he was employed by Arthur Andersen LLP. Mr. Blackwell is a certified public accountant and holds a Bachelor of Accountancy degree from the University of Mississippi.

Curtis Lemons has been a director since November 1998. From 1985 to November 1998, Mr. Lemons was retired. He has 31 years of experience in the offshore oil and natural gas industry in the Gulf of Mexico and international locations. From 1954 to 1985, Mr. Lemons was employed by Conoco Inc.,

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an integrated energy company, in senior management positions, including Vice
President of Production -- South China Sea, General Manager -- North Sea, and Production Manager -- Europe. Mr. Lemons holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

John Reynolds has been a director since May 2000. In July 1998, Mr. Reynolds co-founded Lime Rock Partners LLC and has been a managing member since its formation. From 1992 to 1998, Mr. Reynolds was employed in a number of positions by Goldman Sachs & Co., most recently as a Vice President and the senior research analyst responsible for the oil service sector. Mr. Reynolds currently serves on the boards of directors of IPEC, Ltd., a pipeline and oilfield construction company, Roxar ASA, an oil services and reservoir management company, Sensa Ltd., a developer of fiber optic based reservoir management solutions, Noble Rochford Drilling Ltd., an offshore rig joint venture with Noble Drilling, and OneOffshore Inc., an offshore energy industry business intelligence company. He holds a Bachelor of Arts degree from Bucknell University.

Ken Wallace has been a director since May 2000. From 1987 to May 2000, Mr. Wallace was retired. From 1983 to 1987, Mr. Wallace was President and a director of Taylor Diving & Salvage Co., Inc., a subsidiary of Haliburton Co. which provides diving services. From 1967 to 1983, Mr. Wallace held numerous positions for Taylor Diving & Salvage Co., Inc., including Research and Development Manager, Superintendent, Department Manager, Vice President of Research and Development, Senior Vice President of Operations, and Executive Vice President. Mr. Wallace also spent 24 years in the U.S. Navy where his positions included Division Officer, Senior Master Diver and Senior Chief Petty Officer.

OTHER KEY EMPLOYEES

Willie Bergeron joined our company in September 1995 as a Project Manager. Mr. Bergeron was promoted to General Manager of Operations in December 1997 and then to General Manager -- Shallow Water Division in March 1999. In September 2000, Mr. Bergeron was promoted to Operations Manager for both shallow and deepwater activities. From 1988 to 1995, Mr. Bergeron was employed in the areas of operations management and engineering by McDermott International, Inc., an international offshore contractor. Prior to that, Mr. Bergeron co-owned a civil engineering firm that conducted offshore, commercial and residential engineering. Mr. Bergeron has 23 years of oilfield related experience and holds a degree in Engineering Technology from Nicholls State University.

Jackson Bullock joined our company in October 1999 as Senior Project Manager. From August 1997 to October 1999, Mr. Bullock worked as senior mechanical engineer on the deepwater consulting alliance team for the Mars Expansion Project for Waldemar S. Nelson, an engineering firm. He also held the position of district manager for Flint Engineering & Construction, an engineering company, from June 1995 to August 1997. Mr. Bullock has over ten years of oil and natural gas related engineering experience ranging from petro-marine engineering to design engineering. He holds a Bachelor of Engineering Degree in Naval Architecture and Marine Engineering from the University of New Orleans.

Vincent Lecarme joined our company as Engineering Manager -- Deepwater in February 1998. From 1971 to February 1998, Mr. Lecarme was employed by various divisions of Stolt Offshore, Inc., an international offshore contractor, in positions ranging from Project Manager to Senior Vice President. Mr. Lecarme has over 31 years of experience in the offshore construction industry, including the design and fabrication of diving and construction equipment and vessels for offshore installation, the management of construction projects in West Africa, Asia Pacific and the Middle East and the management of operations and projects in Asia Pacific. Mr. Lecarme has a Masters Degree in Civil Engineering from the University of Grenoble.

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James Mermis joined our company in June 2000 as Senior Sales Engineer. From
October 1997 to June 2000, Mr. Mermis was the Senior Project Manager for Stolt Offshore, Inc., where he was responsible for the management of the DP MSA Seaway Hawk. From September 1997 to October 1997, he held the position of Project Manager for DonJon Marine/Gulf South Marine Divers, a company which provides diving services. From 1994 to August 1997, he was the Diving Group Manager for Subsea International Inc., an offshore contractor. Mr. Mermis received a Bachelor of Science degree from the University of North Alabama, a Marine Technology degree from Santa Barbara City College and a Masters of Business Administration from Tulane University. He is also a member of the Board of Directors and of the Hazardous/Contaminated Water Diving Committee for the Association of Diving Contractors International. He is also a member of the ADCI/MCA Committee for Joint Diving Standards and a member of the American Welding Society.

E.T. "Robbie" Robinson joined our company in September 1998 as General
Manager -- Shallow Water. In March 1999, Mr. Robinson was promoted to Vice President -- Operations. In September 2000, Mr. Robinson was promoted to Vice President -- Business Development. From August 1997 to August 1998, he served as Senior Project Manager for Pegasus International, an engineering firm. From January 1997 to August 1997, he served as Vice President of Operations for Subsea International Inc. From 1988 to April 1996, he served as Division Operations Manager for Subsea International Inc. Mr. Robinson has over 35 years of experience in the offshore fabrication and pipeline industry. Mr. Robinson holds a Bachelor of Science Degree in Business Administration from Northwestern State University of Louisiana.

BOARD COMMITTEES

Our board of directors has an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Messrs. Lemons, Reynolds and Wallace:

+ recommends to the board the annual selection of independent auditors;

+ approves the plan and scope of the annual audit of our financial statements and any other services provided by independent auditors and the fees for the audit and those services;

+ reviews our annual audited financial statements prior to publication and discusses the results of the audit with management and independent auditors; and

+ discusses with management and independent auditors the design, quality and adequacy of our internal controls.

The Compensation Committee, which consists of Messrs. Lemons, Reynolds and Wallace, reviews and recommends to our board the compensation and benefits of our executive officers, establishes and reviews general policies relating to our compensation and benefits, and administers the Torch Offshore, Inc. 2001 Long-Term Incentive Plan (the "2001 Incentive Plan"), which is further described below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers has served as a member of a compensation committee or of a board of directors of any other entity that has an executive officer serving as a member of our board of directors or Compensation Committee.

DIRECTOR COMPENSATION

Directors who are our employees do not receive cash compensation for their services as directors or members of committees of our board of directors. Our non-employee directors will receive an annual

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fee of $12,000, which may be paid in a combination of cash or common stock at the discretion of the board of directors, and fees of $1,000 for each committee meeting attended in person. All directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the board of directors or committees thereof and for other expenses incurred in their capacity as directors.

Each of our directors is eligible to participate in our 2001 Incentive Plan. The terms of our 2001 Incentive Plan provide that each of our non-employee directors
will be awarded options to purchase        shares of our common stock upon
completion of the offering and options to purchase 1,000 shares of our common stock the day after each annual meeting after which they continue to serve. The options will become exercisable six months and one day from the date of the grant and will expire ten years from the date of the grant. All grants are subject to the general terms and conditions of the 2001 Incentive Plan. See
"-- 2001 Incentive Plan."

EXECUTIVE COMPENSATION

The following table presents information regarding the compensation paid by us during 2000 to our Chief Executive Officer and our five other most highly compensated employees. These six persons are collectively referred to in this prospectus as the "named executive officers."

                        2000 SUMMARY COMPENSATION TABLE

                                                                   ANNUAL
                                                                COMPENSATION        ALL OTHER
                NAME AND PRINCIPAL POSITION                    SALARY    BONUS   COMPENSATION(1)
------------------------------------------------------------------------------------------------
Lyle G. Stockstill..........................................  $245,000   $ --       $ 13,841
  Chairman of the Board and Chief Executive Officer
Patrice Chemin..............................................   230,192     --        396,841
  President(2)
Vincent Lecarme.............................................   153,642     --         12,849
  Engineering Manager -- Deepwater
William J. Blackwell........................................   133,000     --         11,621
  Chief Financial Officer
E. T. Robinson..............................................   123,461     --         11,049
  Vice President -- Business Development
Lana J. Hingle Stockstill...................................   122,308     --          7,338
  Senior Vice President -- Administration

 (1) Amounts include: (a) 401(k) contributions as follows: Mr. Stockstill, $10,200; Mr. Chemin, $10,200; Mr. Lecarme, $9,208; Mr. Blackwell, $7,980;
     Mr. Robinson, $7,408; Mrs. Stockstill, $7,338; (b) health insurance premiums as follows: Mr. Stockstill, $3,641; Mr. Chemin, $3,641; Mr. Lecarme, $3,641; Mr. Blackwell, $3,641; Mr. Robinson, $3,641; and (c) amounts related to the severance of Mr. Chemin of approximately $383,000. See "Certain relationships and related party transactions."

 (2) Mr. Chemin ceased being employed by us in December 2000.

OPTION GRANTS

In connection with the offering, we intend to grant options under the 2001
Incentive Plan to purchase an aggregate of     shares of our common stock at an
exercise price equal to the initial public offering price for such shares. Prior to the offering, no options to purchase shares of our common stock were outstanding.

During 2000, no options were granted to or exercised by any named executive officers.

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2001 INCENTIVE PLAN

We have adopted the 2001 Incentive Plan effective as of           , 2001. Its
objectives are to attract and retain employees, consultants, and directors, to give them a sense of proprietorship in our company, and to allow them to participate in our development and financial success.

ADMINISTRATION
Our Compensation Committee administers the plan. The Compensation Committee is authorized to select the participants who will receive awards under the plan and, subject to the terms and conditions of the plan, to determine the type or types of awards made to each participant and the terms and conditions applicable to each award. In addition, the Compensation Committee has full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as it may deem necessary or appropriate. The Compensation Committee may delegate its duties under the plan to our Chief Executive Officer or other executive officers, subject to such rules and regulations as the Compensation Committee establishes.

SHARES SUBJECT TO THE 2001 INCENTIVE PLAN
We have reserved 3,000,000 shares of our common stock for issuance under the plan, subject to adjustment as described below. Shares subject to awards that are forfeited or terminated or expire unexercised such that the shares covered thereby are not issued, become available for awards.

ELIGIBILITY AND TYPES OF AWARDS
All employees and consultants of our company and subsidiaries are eligible for awards under the plan. Directors of our company are also eligible for awards under the plan. Non-employee directors of our company will receive automatic rewards under the plan as described in "Management -- Director Compensation." Awards under the plan may be in the form of options, stock awards, phantom stock awards, cash awards, performance share awards, or stock appreciation rights. Awards may be granted singly, in combination, or in tandem.

Options may be either incentive stock options that comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options that do not comply with such requirements. Director and consultant awards may not include incentive stock options. Options will have an exercise price as specified in the award agreement, but incentive stock options will have an exercise price not less than the fair market value (as defined in the plan) of our common stock on the date of grant. The exercise price of any options must be paid in full, at the time the option is exercised, in cash or, if permitted by the Compensation Committee, by tendering our common stock or surrendering all or part of another award under the plan (including restricted stock), held by the participant for at least six months and valued at the fair market value on the date of exercise, or any combination thereof. The Compensation Committee may provide for procedures to permit the exercise or purchase of awards by loans from our company or by use of the proceeds to be received from the sale of our common stock issuable pursuant to an award. The Compensation Committee will determine all other terms, conditions, and limitations applicable to any options.

Stock awards may consist of restricted and unrestricted grants of our common stock or may be denominated in units of our common stock. Stock awards may be subject to conditions established by the Compensation Committee, including, but not limited to, continuous employment or service with our company or subsidiary, achievement of specific business objectives, increases in specified indices, and attaining specified growth rates. Rights to dividends or dividend equivalents may be extended to and made a part of any stock award, subject to the terms, conditions, and restrictions established by the Compensation Committee. The Compensation Committee will determine all other terms, conditions, and limitations applicable to any stock awards.

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Phantom stock awards are rights to receive the value of a specified number of shares of our common stock. The Compensation Committee will determine the terms, conditions, and limitations applicable to any phantom stock awards.

Cash awards consist of grants denominated in cash. The Compensation Committee will determine the terms, conditions, and limitations applicable to any cash awards.

Performance share awards consist of grants that are contingent on the achievement of certain performance objectives established by our board of directors, with the satisfaction of such objectives determined by reference to the fair market value of our common stock, or increase thereof, or by reference to performance measures other than our common stock, or a combination thereof, over a specified period of time. The Compensation Committee will determine the terms, conditions, and limitations applicable to any performance share awards.

Stock appreciation rights are rights to receive an amount in cash or of shares of our common stock equal to the appreciation in value of a specified number of shares of our common stock over a particular period of time. The Compensation Committee will determine the terms, conditions, and limitations applicable to any stock appreciation rights.

No participant may be granted awards consisting of options or stock appreciation rights exercisable for more than 25% of the total number of shares of our common stock authorized for awards under the plan, subject to adjustment as described below. If the number of shares authorized for awards under the plan is subsequently increased, then the 25% limitation will apply to the new number of shares authorized.

The Compensation Committee may, in its discretion, provide for the extension of the exercisability of an award, accelerate the vesting or exercisability of an award, eliminate or make less restrictive any restrictions contained in an award agreement, waive any restriction or other provision of the plan or an award agreement, or otherwise amend or modify an award in any manner that either is not adverse to the participant holding the award or is consented to by such participant.

PAYMENT OF AWARDS
Payment of awards may be made in cash or with shares of our common stock or combinations thereof and may include such restrictions as the Compensation Committee will determine including, in the case of payment with shares of our common stock, restrictions on transfer and forfeiture provisions. The Compensation Committee may permit selected participants to elect to defer payment of some or all types of awards or may provide for the deferral of an award in an award agreement or otherwise. The Compensation Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and dividend equivalents for deferred payment of stock awards. At the discretion of the Compensation Committee, a participant may be offered an election to substitute an award for another award or awards of the same or different type.

TERMINATION OF EMPLOYMENT OR SERVICE
Upon the termination of employment or service of a participant, any unexercised, deferred, or unpaid awards will be treated as provided in the specific award agreement evidencing the award. Unless otherwise specifically provided in the award agreement, each award granted under the plan that is an option will immediately terminate to the extent the option is not vested (or does not become vested as a result of such termination of employment or service) on the date the participant terminates employment or service with our company or subsidiary.

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ASSIGNABILITY
In general, awards under the plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution. Subject to approval by the Compensation Committee in its sole discretion, other than with respect to incentive stock options, all or a portion of the awards granted to a participant under the plan may be transferred to the participant's immediate family members, to a trust or trusts established for such immediate family members, or to a partnership or partnerships in which such immediate family members have at least 99% of the equity, profit, and loss interests.

ADJUSTMENT
The plan provides for adjustments to the number of shares of our common stock reserved under the plan and covered by outstanding awards, the exercise price of such awards, and the appropriate fair market value and other price determinations for such awards in the event of any distribution, stock split, recapitalization, extraordinary distribution, merger, consolidation, combination or exchange of shares of our common stock or similar change, or upon the occurrence of any other event that the Compensation Committee, in its sole discretion, deems appropriate.

TAX WITHHOLDING
We may deduct applicable taxes from any award payment or withhold, at the time of delivery or vesting of cash or shares of our common stock under the plan, an appropriate amount of cash or number of shares of our common stock or a combination thereof for payment of taxes required by law or may take such other action as may be necessary, in our opinion, to satisfy all obligations for withholding of such taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer of shares of our common stock previously owned by the holder of the award for which withholding is required. If shares of our common stock are used to satisfy tax withholding, such shares will be valued based on the fair market value when the tax withholding is required to be made.

AMENDMENT OR TERMINATION OF THE 2001 INCENTIVE PLAN
We may amend, alter, or discontinue the plan, except that no amendment or alteration that would impair the rights of any participant under any award previously granted will be made without the participant's consent, and no amendment or alteration will be effective prior to its approval by our stockholders, to the extent such approval is determined by our board of directors to be required by applicable laws, regulations or exchange requirements.

401(k) PLAN

We have adopted the Torch, Inc. 401(k) Retirement Plan. The 401(k) plan covers substantially all employees, subject to age and service requirements. Contributions to the 401(k) plan are elective deferrals by the employee which we match on a dollar-for-dollar basis, up to a maximum of 6% of an employee's base salary.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with Messrs. Bergeron, Blackwell, Lecarme, Mermis, Robinson and Smith. Pursuant to these agreements, each employee has:

+ an employment agreement expiring on December 31, 2002, which can be renewed for successive one-year terms;

+ a severance benefit equal to six months salary (unless terminated for cause), during which period he has agreed not to compete with us; and

+ the ability to participate in our various employee benefit plans.

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

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Certain relationships and related party transactions

THE CONTRIBUTION

In connection with the offering, Lime Rock will contribute its preferred membership units in Torch Offshore, L.L.C. to Torch Offshore, Inc. in exchange
for     shares of Torch Offshore, Inc. common stock, and Torch, Inc. will contribute its membership units in Torch Offshore, L.L.C. to Torch Offshore,
Inc. in exchange for     shares of Torch Offshore, Inc. common stock. In
addition, we will pay Lime Rock accrued distributions on its membership units of
approximately $     in connection with the Contribution. See "Management's
discussion and analysis of financial condition and results of operations -- Recent events."

We will enter into a registration rights agreement with Lime Rock upon completion of the offering and the Contribution. This agreement will give Lime Rock the right, on three occasions, to demand that we register all or any portion of its shares of our common stock for sale under the Securities Act. Lime Rock may not make a demand prior to the expiration of the 180 day lock-up period, and the gross proceeds of any proposed demand registration must reasonably be expected to be at least $5 million. The registration rights agreement also will provide Lime Rock with the right, if we propose to register any of our common stock under the Securities Act, to include their shares of common stock in the registration, subject to limitations.

The agreement will provide customary registration procedures. We will pay all registration-related expenses, other than underwriters' discounts and commissions. The registration rights under the agreement will be assignable to any purchaser of registrable securities. Demand registration rights will terminate on the tenth anniversary of the agreement. The registration rights agreement will contain customary indemnification and contribution provisions by us for the benefit of any selling stockholders and any underwriters.

TRANSACTIONS BEFORE THE CONTRIBUTION

Effective December 2000, Patrice Chemin entered into an employment termination agreement with us. Under the terms of this agreement, we agreed to make severance payments of approximately $283,000 to Mr. Chemin. Upon execution of the agreement we paid Mr. Chemin $50,000, and we will pay the remaining amounts to him in substantially equal periodic installments through December 2001. As consideration for such payments, Mr. Chemin agreed to, among other things:

+ the immediate termination of his employment agreement; and

+ the cancellation of all options to purchase our common stock held by him.

The separation agreement also provides for a $100,000 lump sum payment to Mr. Chemin upon the closing of the offering.

We have purchased catering services from a company owned by Mrs. Stockstill and her relatives. We incurred $178,000 in costs to this company in 1998.

We have purchased fuel from a company owned by Mrs. Stockstill and her relatives. We incurred $306,000 in costs to this company in 2000.

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Principal stockholders
The following table sets forth information regarding beneficial ownership of our common stock, as of December 31, 2000 giving effect to the Contribution and as adjusted to reflect our sale of common stock in the offering, by:

+ each person who we know to be the beneficial owner of more than 5% of our outstanding common stock;

+ each executive officer;

+ each director; and

+ all directors and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, all persons listed have sole voting and investment power with respect to the shares of common stock indicated.

                                                                         BENEFICIAL OWNERSHIP
                                                              -------------------------------------------
                                                                                    PERCENTAGE
                                                                         --------------------------------
                NAME OF BENEFICIAL OWNERS(1)                    SHARES   BEFORE OFFERING   AFTER OFFERING
---------------------------------------------------------------------------------------------------------
Torch, Inc..................................................
Riverside Investments LLC(2)(3).............................
Fred Hoth and Geraldine Cook, in their capacity as the
  Trustee Investment Committee of The Lyle G. Stockstill
  Trust No. 1...............................................
Brenda J. Hingle, Linda A. Rhodes and Fred Hoth, in their
  capacity as the Trustee Investment Committee of The Lana
  Hingle Stockstill Trust No. 1.............................
Lyle G. Stockstill..........................................
Lana J. Hingle Stockstill...................................
Eric Smith..................................................
William J. Blackwell........................................
Vincent Lecarme.............................................
E.T. Robinson...............................................
Curtis Lemons...............................................
John Reynolds(2)(3).........................................
Ken Wallace.................................................
All Executive Officers and Directors as a group (9
  persons)..................................................

 *   less than one percent

(1) Unless otherwise indicated, the address of each person is c/o Torch Offshore, Inc., 401 Whitney Avenue, Suite 400, Gretna, Louisiana 70056-2596.

(2) The address of each of Riverside Investments LLC and John Reynolds is c/o Lime Rock Partners LLC, 518 Riverside Avenue, Building 11, 2nd Floor, Westport, Connecticut 06880.

(3) John Reynolds serves as managing member of entities which control the investment decisions of Riverside Investments LLC and Friends of Lime Rock
     LP. Friends of Lime Rock LP holds an additional     shares of our common
     stock. Riverside Investments LLC and Friends of Lime Rock LP make all voting and investment decisions in concert with each other. Mr. Reynolds disclaims beneficial ownership of the shares owned by Riverside Investments LLC and Friends of Lime Rock LP.

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

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Description of capital stock
The following information describes our common stock, preferred stock, certificate of incorporation and bylaws as will be in effect upon the closing of the offering. This description is only a summary and is qualified by reference to our certificate of incorporation and our bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Prior to the offering, there has been no public market for our common stock. Although we intend to apply to list the common stock on the
                         , we cannot assure you that a market for our common
stock will develop or, if one develops, that it will be sustained.

COMMON STOCK

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election, if they choose to do so. Following the Contribution and the offering, Mr. and Mrs. Stockstill and their family trusts
will own approximately   % of our outstanding common stock, which would entitle
them to elect all our directors.

Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock are entitled to dividends in the amounts and at the times declared by our board of directors out of funds legally available for the payment of dividends.

If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock. All issued and outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Our board has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

+ dividend rights;

+ voting powers;

+ preemptive rights;

+ conversion rights;

+ redemption rights; and

+ liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock. It also could affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

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DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

ANTITAKEOVER PROVISIONS OF OUR CHARTER AND BYLAWS

Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Authorized but Unissued Stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board to make more difficult or to discourage an attempt to obtain control of our company. Use of the common or preferred stock for this purpose might also protect incumbent management. If, in the exercise of its fiduciary obligations, our board determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

+ diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

+ creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

+ effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

+ vote separately as a class on any proposed merger or consolidation;

+ cast a proportionately larger vote together with the common stock on any transaction or for all purposes;

+ elect directors having terms of office or voting rights greater than those of other directors;

+ convert preferred stock into a greater number of shares of common stock or other securities;

+ demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

+ exercise other rights designed to impede a takeover.

Stockholder Action by Written Consent. Our certificate of incorporation provides that, on and after the date when Mr. and Mrs. Stockstill, together with their family trusts, cease to own a majority of the shares of our outstanding securities entitled to vote in the election of directors, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting. Until that date, any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action.

Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws only at a regular or special meeting

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 56

DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

of stockholders and only by the affirmative vote of holders of a majority of the voting power of our capital stock present at that meeting.

Special Meetings of Stockholders. Our certificate of incorporation precludes the ability of our stockholders to call special meetings of stockholders.

Foreign Ownership. Our certificate of incorporation contains provisions that limit foreign ownership of our capital stock to protect our ability to register our vessels under federal law and operate our vessels in United States coastwise trade. To enjoy the benefits of United States registry, United States coastwise trade and MARAD-guaranteed financing, we must maintain United States citizenship as defined in the Shipping Act of 1916, as amended, and the regulations thereunder. Under these regulations, to maintain United States citizenship and therefore be qualified to engage in coastwise trade, our president or chief executive officer, the chairman of our board of directors and a majority of a quorum of our board of directors must be United States citizens. Further, at least 75% of the ownership and voting power of our capital stock must be held by United States citizens, as defined in the Shipping Act and the regulations thereunder.

Our certificate of incorporation provides that:

+ any transfer, or attempted transfer, of any shares of capital stock which would result in the ownership or control by one or more persons who is not a United States citizen for purposes of United States coastwise domestic shipping (as defined in the Shipping Act) of an aggregate percentage of the shares of our capital stock or voting power in excess of a fixed percentage (the "Permitted Percentage"), which is equal to 2% less than the percentage that would prevent us from being a United States citizen for purposes of engaging in United States coastwise domestic shipping (currently 25%), will, until such ownership no longer exceeds the Permitted Percentage, be void and ineffective as against us; and

+ if at any time ownership of capital stock or voting power (either of record or beneficial) by persons other than United States citizens exceeds the Permitted Percentage, we may withhold payment of dividends on, suspend the voting rights of and redeem such shares deemed to be in excess of the Permitted Percentage.

Certificates representing our common stock bear legends concerning the restrictions on ownership by persons other than United States citizens. In addition, our certificate of incorporation:

+ requires, as a condition precedent to the transfer of shares on our records, representations and other proof as to the identity of existing or prospective stockholders and

+ permits us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to indicate whether the owner thereof is a United States citizen.

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                                                                              57
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DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

DELAWARE ANTITAKEOVER LAW

Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Section 203 of the Delaware General Corporation Law in order to give our significant stockholders greater flexibility in transferring their shares of common stock. That section prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 has the effect of discouraging any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board. By opting out of Section 203, a transferee of one of our significant stockholders could pursue a takeover transaction that was not approved by our board.

TRANSFER AGENT AND REGISTRAR

       is the transfer agent and registrar for our common stock. Its telephone
number is          .

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

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Shares eligible for future sale

Prior to the offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of the offering,      shares of our common stock will be
outstanding. The shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act or by a person who is subject to a lock-up agreement as described below.

The remaining      shares outstanding upon completion of the offering will be restricted securities under Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144, which is summarized below. Of these
remaining shares,        are owned by Lime Rock and are subject to registration
rights. See "Certain relationships and related party transactions."

Each of our company, our executive officers and directors and our stockholders has agreed that, without the prior written consent of UBS Warburg LLC on behalf of the underwriters, it will not, during the period ended 180 days after the date of this prospectus, sell shares of common stock or take other related actions, subject to limited exceptions, all as described under "Underwriting."
The lock-up agreements cover an aggregate of        shares.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

+ one percent of the number of shares of common stock then outstanding, which
  will equal approximately     shares immediately after the offering; and

+ the average weekly trading volume of the common stock on the during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. No shares outstanding upon completion of the offering that are restricted securities under Rule 144 may be sold immediately under Rule 144(k) without so complying.

Because Lime Rock is among our affiliates, subject to the exercise of its registration rights described under "Certain relationships and related party transactions," the Rule 144 restrictions and requirements would be applicable to Lime Rock's shares for as long as it retains affiliate status.

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
SHARES ELIGIBLE FOR FUTURE SALE
--------------------------------------------------------------------------------

STOCK OPTIONS

Upon completion of the offering, we expect that options to purchase an aggregate
of      shares of our common stock will have been granted under the 2001
Incentive Plan. We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable to register shares of our common stock reserved or to be available for issuance under that plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act. Shares registered under the Form S-8 registration statement held by affiliates will be subject to the volume and other limitations of Rule 144. The shares issued under the 2001 Incentive Plan also may be subject to the lock-up agreements described above.

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

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Material United States federal tax consequences
to Non-United States holders of common stock
The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any beneficial owner of common stock other than:

+ a citizen or resident of the United States;

+ a corporation, partnership or other entity created or organized in the United
  States or under the laws of the United States or of any state thereof;

+ an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

+ a trust whose administration is subject to the primary supervision of a United
  States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of income and estate taxation or any aspects of state, local, or non-U.S. taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder that may be subject to special treatment under the U.S. federal tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

DIVIDENDS

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including Internal Revenue Service Form 4224, Form W-8ECI, or any successor form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. An applicable treaty may also require the dividends attributable to a permanent establishment in the United States to be subject to United States tax on a net income basis. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Under Treasury Regulations (the "Final Regulations") generally effective for payments made

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                                                                              61

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK
--------------------------------------------------------------------------------

after December 31, 2000, however, a Non-U.S. Holder will be required to satisfy certification requirements in order to claim a reduced rate of withholding under an applicable income tax treaty. In addition, under the Final Regulations, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership, unless the partnership agrees to become a "withholding foreign partnership," and the partnership would be required to provide specified information. The Final Regulations also provide "look-through" rules for tiered partnerships.

A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the holder's shares of common stock so long as:

+ the gain is not effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;

+ if the Non-U.S. Holder is an individual, the Non-U.S. Holder holds shares of common stock as a capital asset, and either is not present in the United States for 183 days or more in the taxable year of disposition or does not have a "tax home" in the United States for U.S. federal income tax purposes and meets other requirements;

+ the Non-U.S. Holder is not subject to tax under the provisions of the Internal
  Revenue Code regarding the taxation of U.S. expatriates; and

+ we are not a United States real property holding corporation.

We believe that we are not currently a United States real property holding corporation, and we do not expect to become one in the future based on our anticipated business operations.

ESTATE TAX

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

We must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

Under current law, U.S. backup withholding tax, which generally is imposed at the rate of 31% on applicable payments to persons that fail to furnish the information required under the U.S. information

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
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK
--------------------------------------------------------------------------------

reporting requirements, and information reporting requirements generally will not apply to dividends paid on common stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on common stock to a Non-U.S. Holder at an address in the United States if the holder fails to establish an exemption or to provide certification of its non-U.S. status and other required information to the payor.

Under current law, the payment of proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is:

+ a U.S. person;

+ a "controlled foreign corporation" for U.S. federal income tax purposes; or

+ a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business;

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary.

Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of common stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless the recipient satisfies the certification requirements of the Final Regulations by proving its non-U.S. status or otherwise establishes an exemption. Under the Final Regulations, the sale of common stock outside of the U.S. through a non-U.S. broker will also be subject to information reporting if the broker is a foreign partnership and at any time during its tax year:

+ one or more of its partners are United States persons, as defined for U.S.
  federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

+ the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Each prospective Non-U.S. Holder of common stock should consult that holder's own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

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

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Underwriting

We and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, CIBC World Markets Corp. and Howard Weil, a division of Legg Mason Wood Walker, Inc. are the underwriters.

                                                               NUMBER OF
UNDERWRITER                                                       SHARES
------------------------------------------------------------------------
UBS Warburg LLC.............................................
CIBC World Markets Corp. ...................................
Howard Weil, a division of Legg Mason Wood Walker, Inc. ....
                                                              ----------
         Total..............................................
                                                              ==========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an
additional     shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an
additional     shares.

                                                              NO EXERCISE   FULL EXERCISE
-----------------------------------------------------------------------------------------
Per share...................................................  $              $
         Total..............................................  $              $

We estimate that the total expenses of the offering payable by us, excluding
underwriting discounts and commissions, will be approximately $     .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Our company and each of our directors, executive officers and stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

The underwriters have reserved for sale, at the initial public offering price, shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program.

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
UNDERWRITING
--------------------------------------------------------------------------------

The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares in the offering.

Prior to the offering, there has been no public market for our common stock. The initial public offering price was negotiated by us and the underwriters. The principal factors to be considered in determining the initial public offering price included:

+ the information set forth in this prospectus and otherwise available to the underwriters;

+ the history and the prospects for the industry in which we compete;

+ the ability of our management;

+ our prospects for future earnings, the present state of our development and our current financial position;

+ the general condition of the securities markets at the time of the offering;
  and

+ recent market prices of, and demand for, publicly traded common stock of comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at
any time. These transactions may be effected on the                     , in the
over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

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                                                                              65

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Legal matters

The validity of the issuance of, and legal matters relating to, the shares of common stock offered by this prospectus will be passed on for us by Baker Botts L.L.P. and Adams and Reese LLP, Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Vinson & Elkins L.L.P., Houston, Texas, as counsel for the underwriters.

Experts

The audited financial statements of Torch, Inc. and Torch Offshore, Inc. included in this Prospectus have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock being sold in the offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement because we have omitted some parts in accordance with the rules and regulations of the SEC. For further information about us and about the common stock being sold in the offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement.

The registration statement, including related exhibits and schedules, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of the offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934 and, accordingly, will file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room or through its web site. We intend to furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm.

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Glossary of certain industry terms
BOE: Barrels of oil equivalent. A measure of aggregate production which includes oil, condensate and natural gas.

Coiled tubing:               A prefabricated single length of reeled pipe (2" to
                             4 1/2" in diameter) used for delivering tools "down hole" for maintenance purposes, as a flowline, and occasionally for drilling small diameter wells.

Conventional pipelay:        Process of offshore pipe installation whereby
                             40-foot segments, or multiples thereof, of up to 60" diameter pipe are welded together, coated, and tested on the deck of the pipelay barge. Each segment is then connected to the prior segment and is submerged in the water as the barge is moved by its anchor winches or thrusters.

Conventional mooring:        One of three methods of positioning a floating
                             drilling, installation or production unit over a position on the sea floor. A vessel is conventionally moored when from one to 12 anchor lines extend from the vessel to the sea floor where they are attached to embedded anchors of various types.

                             While adequate for positioning permanent or transient vessels in shallow to intermediate depths, conventional moorings are impractical in deeper waters as the combined weight of the anchors and lines can exceed the variable deck load of the vessel being moored.

Deepwater:                   Generally considered to be water depths between
                             1,000 and 7,500 feet.

DP: Dynamic positioning. A positioning system effected by thrusters on the bow and stern of a vessel that holds the vessel in place without a mooring system. Computers, which use satellite, acoustic and taut wire reference systems, and which take into account wind and current effects on the vessel, direct the thrusters. A fully redundant DP-2 system is capable of using more than one reference system in case its primary system is not operational and can maintain position even with the loss of an engine, computer or a thruster (either at the bow or at the stern).

Drydock: A submersible floating barge, equipped with wing walls, which can be submerged in order to allow a normal vessel to float into position between the wing walls. The submerged barge is then de-ballasted in order to lift the normal vessel completely out of the water. Major maintenance and required inspections can then be performed. Upon successful completion of these activities, the submersible barge is again submerged. The normal vessel is re-floated and then removed from between the wing walls.

                             Periodic "drydockings" are required on a three to five year cycle in order for vessels to be maintained in class and hence to be eligible for insurance and for commercial use on offshore projects. The cost

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                                                                              67

GLOSSARY OF CERTAIN INDUSTRY TERMS
--------------------------------------------------------------------------------

                             of any given drydocking is initially capitalized and then amortized over the period until the next scheduled drydocking.

EIA: Energy Information Agency, a unit of the Department of Energy.

Flowline:                    Small diameter (3" to 12") pipelines that carry
                             fluids. Flowlines are used to collect produced fluids from wells and transport them to treating and storage facilities, as well as to deliver other fluids for injection into the wellbore.

FPSO:                        Floating production, storage and offloading vessel.

J-lay: Describes one of two basic profiles used when installing subsea pipelines, the other being S-lay. The "J" in the term describes the curve in the pipe maintained by the dynamic positioning system and the tensioners onboard the lay vessel.

                             The J-lay technique is only used on vessels equipped with dynamic positioning and is favored for use in deepwater. The J-lay methodology has intrinsic cost disadvantages that result from the use of a single welding station as opposed to S-lay methodology where multiple welding stations can be used, accelerating the lay rate of the vessel and thereby reducing the installed cost of the pipeline. However, the advantages inherent in reducing the number of times the pipe is bent, as well as in the need for less tensioning capacity as water depths increase, make this the favored method in deepwater.

Kips: 1,000 pounds. Unit used for measuring the tension which can be applied to a pipeline. Tension capability is one determinant of the depth capability of a pipelay vessel.

MARAD:                       U.S. Department of Transportation Maritime
                             Administration.

MMS:                         Minerals Management Service, a unit of the U.S.
                             Department of the Interior and the agency which oversees the award and operation of offshore mineral leases in areas under federal jurisdiction.

Moonpool:                    A protected opening in the center of a vessel
                             through which a saturation diving system, ROV or other specialized equipment may be deployed, allowing deployment in adverse weather conditions.

Mooring:                     A means of anchoring a vessel to the seabed.

Reeled pipe:                 A prefabricated flowline or pipeline reeled onboard
                             a lay vessel for transportation, followed by offshore installation. Pipe up to 18" in diameter can be installed using reels operating in either the S-lay or J-lay mode.

Reel lay:                    Process of offshore pipe installation whereby pipe
                             segments are welded, tested and coated onshore and then wound onto a pipe reel in one continuous length. Once the reel vessel is in position, the pipe is unspooled onto the ocean floor as the vessel moves forward.

--------------------------------------------------------------------------------
 68

GLOSSARY OF CERTAIN INDUSTRY TERMS
--------------------------------------------------------------------------------

Riser: Typically a rigid or flexible section of pipe that connects a subsea pipeline or well head to either a fixed or floating surface processing facility.

ROV: Remotely operated vehicles. Robotic vehicles that are manipulated from a mother ship, via an umbilical, in order to perform tasks and increase the efficiency of subsea operations at depths where the use of divers is either unsafe, uneconomical or technically impossible.

S-lay: Describes one of two basic profiles used when installing subsea pipelines, the other being J-lay. The "S" in the term describes the curve in the pipe maintained by the positioning system and the tensioners onboard the lay vessel.

                             The S-lay technique can be used on either a conventionally moored vessel or on one equipped with dynamic positioning. While more than adequate in shallow and intermediate depths, S-lay installation is impractical in deepwater because of ever increasing mooring and tensioning loads.

Saturation diving:           A type of diving normally required at water depths
                             greater than 200 feet. Divers are kept under pressure for an extended period of time, often many days, in a specially designed habitat and lowered to the seabed by way of a "diving bell" to perform subsea construction tasks. At the end of a work shift, they return to the surface but remain under pressure until they descend for their next work shift. At the end of the project, they are slowly decompressed over several days until they return to surface conditions.

Shelf: Continental shelf of the Gulf of Mexico with waters from 50 feet to 1,500 feet in depth.

Spar: A type of floating production hull, resembling a large annular cylinder, with air chambers at the top, to provide buoyancy, and ballast at the bottom, to provide stability.

Sponson: A structure projecting from the side of a vessel, designed to increase lateral stability.

Stinger: A structural member extending from the stern of a laybarge which is designed to support the pipeline as it enters the water. The member may be either rigid or articulated. Its purpose is to maintain the minimum bending radius of the pipe.

Surface supply diving:       Also called "mixed gas diving" or "bounce diving,"
                             it is a diving technique performed in water depths less than 200 feet. Divers are linked to the surface by a line containing compressed gas, communication and safety lines. Such diving may be done for only a limited duration and requires subsequent decompression to avoid serious injury to the diver.

Tension leg platform:        A form of floating production system characterized
                             by the use of rigid tendons which extend vertically from the sea floor to the hull. These tendons are in "tension" as a result of the hull's buoyancy.

--------------------------------------------------------------------------------

GLOSSARY OF CERTAIN INDUSTRY TERMS
--------------------------------------------------------------------------------

Tie-in: The process of connecting a pipeline to another pipeline, or a pipeline to a riser, by means of flanges, mechanical connectors or hyperbaric welding.

Trunk line:                  Also called a "transmission line" or an "export
                             line," it is a pipeline of 14" to 42" in diameter and lengths of up to hundreds of miles that transports hydrocarbons from multiple production facilities to an onshore pipeline network or to a process facility.

Ultra-Deepwater:             Water depths in excess of 5,000 feet.

Umbilical:                   Electro-hydraulic well head or template control
                             lines arranged in a bundle that sometimes also includes power cables and injection lines.

--------------------------------------------------------------------------------
 70

INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
TORCH INC./TORCH OFFSHORE, L.L.C.
Report of Independent Public Accountants....................   F-2
Balance Sheets as of December 31, 1998 and 1999 and
  September 30, 2000 (unaudited)............................   F-3
Statements of Operations for the Years Ended December 31,
  1997, 1998 and 1999.......................................   F-4
Statements of Operations for the Nine Months Ended September
  30, 1999 and 2000
  (unaudited)...............................................   F-5
Statements of Changes in Common Stockholders' Equity for the
  Years ended December 31, 1997, 1998 and 1999 and the Nine
  Months Ended September 30, 2000 (unaudited)...............   F-6
Statements of Cash Flows for the Years Ended December 31,
  1997, 1998 and 1999.......................................   F-7
Statements of Cash Flows for the Nine Months Ended September
  30, 1999 and 2000
  (unaudited)...............................................   F-8
Notes to Financial Statements...............................   F-9

TORCH OFFSHORE, INC.
Report of Independent Public Accountants....................  F-21
Balance Sheet as of January 19, 2001 and Note to Balance
  Sheet.....................................................  F-22

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Torch, Inc.:

We have audited the accompanying balance sheets of Torch, Inc. (predecessor in interest to Torch Offshore, L.L.C.) as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
January 19, 2001

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

BALANCE SHEETS
(IN THOUSANDS)

                                                     DECEMBER 31,          SEPTEMBER 30,    PRO FORMA SEPTEMBER 30
                                                                               2000             2000 (NOTE 3)
                                                  1998          1999        (unaudited)          (unaudited)
-------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash.......................................  $       315   $     1,215    $        --            $     --
  Accounts receivable --
  Trade, less allowance for doubtful accounts
    of $132..................................        8,441         4,477          7,375               7,375
  Other......................................          259           220             33                  33
  Costs and estimated earnings in excess of
    billings on uncompleted contracts........          568           892            564                 564
  Deferred taxes.............................           --            --             --                 556
  Prepaid expenses and other.................          702         2,082          1,584               1,584
                                               -----------   -----------    -----------            --------
        Total current assets.................       10,285         8,886          9,556              10,112
PROPERTY AND EQUIPMENT, at cost, less
  accumulated depreciation...................       31,702        41,120         39,435              39,435
INVESTMENTS, restricted......................        5,236             6              6                   6
DEFERRED DRYDOCKING CHARGES..................          189         3,868          4,048               4,048
OTHER ASSETS.................................          174           189            167                 167
                                               -----------   -----------    -----------            --------
        Total assets.........................  $    47,586   $    54,069    $    53,212            $ 53,768
                                               ===========   ===========    ===========            ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable -- trade..................  $     3,298   $     4,364    $     6,178            $  6,178
  Accrued expenses...........................          386         1,214          1,388               1,388
  Accrued payroll and related taxes..........          328           332            542                 542
  Financed insurance premiums................           --         1,567          1,173               1,173
  Current portion of long-term debt..........        4,223         5,852          6,854               6,854
  Revolving line of credit...................        2,713         3,329          2,535               2,535
                                               -----------   -----------    -----------            --------
        Total current liabilities............       10,948        16,658         18,670              18,670
DEFERRED TAXES...............................           --            --             --               2,856
LONG-TERM DEBT, LESS CURRENT PORTION.........       17,915        29,522         25,329              25,329
MANDATORILY REDEEMABLE PREFERRED UNITS, NET
  OF OFFERING COSTS..........................           --            --          4,656                  --
STOCKHOLDERS' EQUITY:
  Common shares, no par value, 1,920 shares
    issued and outstanding...................           --            --             --                  --
  Additional paid-in-capital.................          239           239            239               6,913
  Retained earnings..........................       18,484         7,650          4,318                  --
                                               -----------   -----------    -----------            --------
        Total stockholders' equity...........       18,723         7,889          4,557               6,913
                                               -----------   -----------    -----------            --------
        Total liabilities and stockholders'
          equity.............................  $    47,586   $    54,069    $    53,212            $ 53,768
                                               ===========   ===========    ===========            ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH, INC.
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEARS ENDED DECEMBER 31,
                                                                 1997      1998       1999
------------------------------------------------------------------------------------------
Revenues....................................................  $38,955   $39,224   $ 21,252
Cost of revenues:
  Cost of sales.............................................   22,243    25,198     21,190
  Depreciation and amortization.............................    1,229     2,187      3,469
  General and administrative expenses.......................    2,126     2,275      3,327
  Other operating items (Note 11)...........................      112        (2)     1,741
                                                              -------   -------   --------
         Total cost of revenues.............................   25,710    29,658     29,727
                                                              -------   -------   --------
Operating income (loss).....................................   13,245     9,566     (8,475)
                                                              -------   -------   --------
Other income (expense):
  Interest expense..........................................     (718)     (675)    (1,484)
  Affiliate receivable write-off (Note 9)...................   (1,041)       --         --
  Interest income...........................................       81       184         71
                                                              -------   -------   --------
         Total other income (expense).......................   (1,678)     (491)    (1,413)
                                                              -------   -------   --------
Income (loss) before income taxes and extraordinary item....   11,567     9,075     (9,888)
Income tax expense..........................................     (152)      (43)        (4)
                                                              -------   -------   --------
Net income (loss) before extraordinary item.................   11,415     9,032     (9,892)
Extraordinary loss on early extinguishment of debt (Note
  7)........................................................       --        --       (676)
                                                              -------   -------   --------
Net income (loss)...........................................  $11,415   $ 9,032   $(10,568)
                                                              =======   =======   ========
Basic earnings (loss) per share (Note 2)....................  $  5.95   $  4.70   $  (5.50)
                                                              =======   =======   ========
Diluted earnings (loss) per share (Note 2)..................  $  5.68   $  4.48   $  (5.50)
                                                              =======   =======   ========
Weighted average shares outstanding:
  Basic.....................................................    1,920     1,920      1,920
                                                              =======   =======   ========
  Diluted...................................................    2,010     2,017      1,920
                                                              =======   =======   ========
Unaudited pro forma data (Note 3):
  Net loss before extraordinary item, reported above........                      $ (9,892)
  Pro forma income tax benefit..............................                         3,613
                                                                                  --------
  Pro forma net loss before extraordinary item..............                        (6,279)
  Extraordinary loss, net of pro forma income tax benefit of
    $245....................................................                          (431)
                                                                                  --------
  Pro forma net loss........................................                      $ (6,710)
                                                                                  ========
Pro forma basic and diluted loss per share (Note 2).........                      $  (3.49)
                                                                                  ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                 1999       2000
--------------------------------------------------------------------------------
Revenues....................................................  $16,206    $29,915
Cost of revenues:
  Cost of sales.............................................   15,164     23,335
  Depreciation and amortization.............................    2,339      3,561
  General and administrative expenses.......................    2,468      2,800
  Other operating items (Note 11)...........................    1,690        480
                                                              -------    -------
         Total cost of revenues.............................   21,661     30,176
                                                              -------    -------
Operating income (loss).....................................   (5,455)      (261)
                                                              -------    -------
Other income (expense):
  Interest expense..........................................     (975)    (2,882)
  Interest income...........................................       65          1
                                                              -------    -------
         Total other income (expense).......................     (910)    (2,881)
                                                              -------    -------
Loss before income taxes and extraordinary item.............   (6,365)    (3,142)
Income tax expense..........................................       (4)        --
                                                              -------    -------
Net loss before extraordinary item..........................   (6,369)    (3,142)
Extraordinary loss on early extinguishment of debt (Note
  7)........................................................     (676)        --
                                                              -------    -------
Net loss....................................................   (7,045)    (3,142)
Preferred unit dividends and accretion......................       --       (190)
                                                              -------    -------
Net loss attributable to common stockholders................  $(7,045)   $(3,332)
                                                              =======    =======
Basic and diluted loss per share (Note 2)...................  $ (3.67)   $ (1.74)
                                                              =======    =======
Weighted average shares outstanding -- Basic and diluted....    1,920      1,920
                                                              =======    =======
Unaudited pro forma data (Note 3):
  Net loss, reported above..................................             $(3,332)
  Pro forma income tax benefit..............................               1,216
                                                                         -------
         Pro forma net loss.................................             $(2,116)
                                                                         =======
Pro forma basic and diluted loss per share (Note 2).........             $ (1.10)
                                                                         =======

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)

                                         COMMON STOCK                                                                   TOTAL
                                          OUTSTANDING       ADDITIONAL        DEFERRED      DUE FROM     RETAINED   STOCKHOLDERS'
(IN THOUSANDS)                          SHARES   AMOUNT   PAID-IN-CAPITAL   COMPENSATION   STOCKHOLDER   EARNINGS      EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, January 1, 1997..............  1,920     $ --         $ 239           $ (118)       $ (764)     $  2,714     $  2,071
  Stock option vesting................     --       --            --               59            --            --           59
  Stockholder advance reductions (Note
    9)................................     --       --            --               --            45            --           45
  Distribution to Stockholder (Note
    9)................................     --       --            --               --           719          (719)          --
  Net income..........................     --       --            --               --            --        11,415       11,415
                                        -----     ----         -----           ------        ------      --------     --------
BALANCE, December 31, 1997............  1,920       --         $ 239              (59)           --        13,410       13,590
  Stock option vesting................     --       --            --               59            --            --           59
  Distribution to Stockholder.........     --       --            --               --            --        (3,958)      (3,958)
  Net income..........................     --       --            --               --            --         9,032        9,032
                                        -----     ----         -----           ------        ------      --------     --------
BALANCE, December 31, 1998............  1,920       --           239               --            --        18,484       18,723
  Distribution to Stockholder.........     --       --            --               --            --          (266)        (266)
  Net loss............................     --       --            --               --            --       (10,568)     (10,568)
                                        -----     ----         -----           ------        ------      --------     --------
BALANCE, December 31, 1999............  1,920       --           239               --            --         7,650        7,889
  Net loss............................     --       --            --               --            --        (3,142)      (3,142)
  Preferred unit dividends and
    accretion.........................     --       --            --               --            --          (190)        (190)
                                        -----     ----         -----           ------        ------      --------     --------
BALANCE, September 30, 2000
  (unaudited).........................  1,920     $ --         $ 239           $   --        $   --      $  4,318     $  4,557
                                        =====     ====         =====           ======        ======      ========     ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH, INC.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                                  1997        1998        1999
----------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)...........................................  $ 11,415    $  9,032    $(10,568)
  Depreciation and amortization.............................     1,229       2,187       3,469
  Extraordinary loss on extinguishment of debt..............        --          --         676
  Severance and reorganizational costs, net unpaid..........        --          --       1,464
  Gain on sale of equipment.................................      (163)         (2)         --
  Provision (credit) for bad debts..........................       (84)         --          --
  Affiliate receivable write-off............................     1,041          --          --
  Deferred income taxes.....................................        89          --          --
  Stock option compensation.................................        59          59          --
  Deferred drydocking costs incurred........................    (1,231)         --      (4,885)
(Increase) decrease in working capital:
  Accounts receivable.......................................    (3,262)     (1,783)      4,003
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................      (636)      1,228        (325)
  Prepaid expenses, net of financed portion.................      (270)         49          76
  Accounts payable -- trade.................................       (60)        784       1,066
  Accrued payroll and related taxes.........................       384        (434)          5
  Income taxes payable/receivable...........................    (1,051)         --          --
  Accrued expenses and other................................       735      (1,123)        813
                                                              --------    --------    --------
Net cash provided by (used in) operating activities.........     8,195       9,997      (4,206)
                                                              --------    --------    --------
CASH FLOWS (USED IN) INVESTING ACTIVITIES:
  Purchases of equipment....................................    (8,848)    (22,098)    (11,681)
  Net investment in Merchant Marine Capital Construction
    Fund....................................................    (5,501)         --       5,230
  Proceeds from sale of property and equipment..............       381          51          --
                                                              --------    --------    --------
Net cash used in investing activities.......................   (13,968)    (22,047)     (6,451)
                                                              --------    --------    --------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from revolving line of credit....................     1,548       1,165         615
  Proceeds from long-term debt..............................    12,911      16,516      35,500
  Payments on long-term debt................................    (7,616)     (2,256)    (23,727)
  Premium/cost of debt extinguishment.......................        --          --        (565)
  Stockholder distributions.................................        --      (3,958)       (266)
  Change in loans to and receivables from related parties,
    net.....................................................      (387)         --          --
                                                              --------    --------    --------
Net cash provided by financing activities...................     6,456      11,467      11,557
                                                              --------    --------    --------
Net increase (decrease) in cash.............................       683        (583)        900
Cash at beginning of year...................................       215         898         315
                                                              --------    --------    --------
Cash at end of year.........................................  $    898    $    315    $  1,215
                                                              ========    ========    ========
Interest paid (net of amounts capitalized)..................  $    743    $    632    $  1,207
                                                              ========    ========    ========
Income taxes paid...........................................  $  1,189    $     43    $      4
                                                              ========    ========    ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                                  1999       2000
---------------------------------------------------------------------------------
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss....................................................  $ (7,045)   $(3,142)
  Depreciation and amortization.............................     2,339      3,561
  Extraordinary loss on extinguishment of debt..............       676         --
  Severance and reorganizational costs, net unpaid..........     1,464         --
  Deferred drydocking costs incurred........................    (4,782)    (1,161)
(Increase) decrease in working capital:
  Accounts receivable.......................................     5,465     (2,710)
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................    (1,590)       328
  Prepaid expenses, net of financed portion.................       285        103
  Accounts payable -- trade.................................      (619)     1,814
  Accrued payroll and related taxes.........................        99        210
  Accrued expenses and other................................     1,101       (148)
                                                              --------    -------
Net cash used in operating activities.......................    (2,607)    (1,145)
                                                              --------    -------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchases of equipment....................................    (9,740)      (895)
  Net investment in Merchant Marine Capital Construction
    Fund....................................................     5,230         --
                                                              --------    -------
Net cash used in investing activities.......................    (4,510)      (895)
                                                              --------    -------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from revolving line of credit....................    (2,713)      (793)
  Proceeds from long-term debt..............................    35,500         --
  Payments on long-term debt................................   (22,643)    (3,192)
  Proceeds from issuance of preferred units.................        --      5,300
  Preferred unit issuance costs.............................        --       (490)
  Premium/cost of debt extinguishment.......................      (565)        --
  Stockholder distributions.................................      (257)        --
                                                              --------    -------
Net cash provided by financing activities...................     9,322        825
                                                              --------    -------
Net increase (decrease) in cash.............................     2,205     (1,215)
Cash at beginning of period.................................       315      1,215
                                                              --------    -------
Cash at end of period.......................................  $  2,520    $    --
                                                              ========    =======
Interest paid (net of amounts capitalized)..................  $    702    $ 2,877
                                                              ========    =======
Income taxes paid...........................................  $      4    $    --
                                                              ========    =======

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
(AMOUNTS WITH RESPECT TO THE PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 ARE UNAUDITED)

1. NATURE OF BUSINESS:
Torch, Inc. ("Torch") was incorporated in Louisiana in 1978. Torch provides integrated pipeline installation, subsea construction and support services to the offshore oil and natural gas industry primarily in the United States Gulf of Mexico (the "Gulf of Mexico"). Torch's focus has been providing services primarily for oil and natural gas production in water depths of 50 to 300 feet in the Gulf of Mexico (the "Shelf"). The duration of each contract varies, but generally ranges from one week to two months. Over the last two years, Torch expanded its operations, capabilities and management expertise to enable it to provide deepwater services analogous to the services it provides on the Shelf.

As discussed in Note 15, on May 5, 2000 Torch and funds managed and advised by Lime Rock Partners LLC ("Lime Rock") formed Torch Offshore, L.L.C. ("Torch Offshore") to hold substantially all of the assets and liabilities of Torch. References hereinafter with respect to "the Company" represent the operations, activities and financial reporting related matters of Torch and its successor, Torch Offshore. For reporting purposes, the transaction was considered a recapitalization of Torch, and as such, Torch's 950,000 shares of historically outstanding common stock were converted into 1,920,000 common membership units of Torch Offshore, and all historical share and common unit data included in the accompanying financial statements have been restated retroactively to reflect the impact of the recapitalization, and such amounts have been described as "shares" (rather than units) when referred to herein.

On January 11, 2001, the Board of Directors of Torch approved the formation of a new entity, Torch Offshore, Inc., which will file a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") to register and sell up to $86.25 million of common stock of Torch Offshore, Inc. (the "Public Offering"). Concurrently with the closing of the Public Offering, Torch and Lime Rock will contribute their membership interests in Torch Offshore to Torch Offshore, Inc. in exchange for common shares of Torch Offshore, Inc., and, in the aggregate, Torch and Lime Rock expect to own a majority of Torch Offshore, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States.

BASIS OF INTERIM PERIOD PRESENTATION
The unaudited interim financial statements as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 have been prepared pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations. However, all adjustments which, in the opinion of management, are necessary for fair presentation have been included.

The results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2000.

USE OF ESTIMATES
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company provides allowances for doubtful accounts based on historical experience and a review of the current status of existing accounts receivable balances at the end of each reporting period. Activity within the allowance for doubtful accounts follows:

                                                               YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                1997       1998          1999
-------------------------------------------------------------------------------------------
Beginning balance.........................................  $    545   $    132   $     132
Provision (credit)........................................       (84)        --          --
Write-offs................................................      (329)        --          --
                                                            --------   --------   ---------
Ending balance............................................  $    132   $    132   $     132
                                                            ========   ========   =========

INVESTMENTS
Long-term investments represent net remaining deposits made by the Company to a Merchant Marine Capital Construction Fund, the purpose of which is to fund the future construction of marine vessels to be used in the Company's operations.

The fair value of investments approximated carrying value as of December 31, 1998 and 1999.

DEFERRED DRYDOCKING CHARGES
The Company is obligated by regulation to periodically incur refurbishment costs (known as "drydocking" costs) related to the maintenance and operation of its marine vessels. For accounting purposes, the Company capitalizes periodic scheduled drydocking charges when incurred and amortizes such costs on a straight-line basis over a term which approximates the amount of time until the next required drydocking refurbishment, generally two to three years.

Amortization expense for deferred drydocking charges totaled $437,000 in 1997, $605,000 in 1998 and $1,206,000 in 1999.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less applicable depreciation. Depreciation is calculated principally using the straight-line method over the estimated useful lives of the various classes of depreciable assets. Expenditures for maintenance and repairs are expensed as incurred. Major expenditures for renewals and improvements that extend the useful lives of existing assets, interest incurred during vessel construction, and, when material, vessel construction related overhead are capitalized.

REVENUE RECOGNITION
The Company accounts for its contracts in-progress using the percentage-of-completion method. Under this method, recognition of earnings on contracts in-progress is calculated based on the ratio of costs incurred as of the reporting date to total expected costs to be incurred on each contract.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, insurance and benefits. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period during which such losses are first forecast.

The asset caption "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed.

INCOME TAXES
As discussed in Note 8, during 1997, the Company changed its tax filing status to that of a Subchapter S Corporation. As such, effective April 1, 1997, the Company reversed its previously accrued deferred taxes through earnings, and since that date, income taxes associated with the Company's operations have been recognized at the individual taxpayer level.

Concurrently with the closing of the Public Offering, Torch Offshore, Inc. will recognize a net deferred tax liability calculated at applicable federal and state income tax rates (see Note 3).

SEGMENTS
The Company's business is considered a single operation with no separately reportable segments included within.

EARNINGS PER SHARE
The Company follows Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share." Basic earnings per share is calculated by dividing income attributable to common stockholders by the weighted-average number of common shares outstanding for the applicable period, without adjustment for potential common shares outstanding in the form of options, warrants, convertible securities or contingent stock agreements. For the calculation of diluted earnings per share, the number of common shares outstanding are increased (if deemed dilutive) by the number of additional common

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

shares that would have been outstanding if the dilutive potential common shares had been issued, determined using the treasury stock method where appropriate.

                                                                                       PER SHARE
           (IN THOUSANDS, EXCEPT PER SHARE DATA)               NET INCOME    SHARES      AMOUNT
-------------------------------------------------------------------------------------------------
1997
Basic Earnings Per Share:
  Income available to common stockholders...................  $     11,415     1,920    $  5.95
                                                                                        =======
  Impact of stock options (Note 12).........................            --        90
                                                              ------------   -------
Diluted Earnings Per Share:
  Income available to common stockholders plus assumed
    exercise of stock options...............................  $     11,415     2,010    $  5.68
                                                              ============   =======    =======
1998
Basic Earnings Per Share:
  Income available to common stockholders...................  $      9,032     1,920    $  4.70
                                                                                        =======
  Impact of stock options (Note 12).........................            --        97
                                                              ------------   -------
Diluted Earnings Per Share:
  Income attributable to common stockholders plus assumed
    exercise of stock options...............................  $      9,032     2,017    $  4.48
                                                              ============   =======    =======
1999
Basic Earnings (Loss) Per Share:
  Loss available to common stockholders.....................  $    (10,568)    1,920    $ (5.50)
                                                                                        =======
  Impact of stock options (none due to anti-dilutive
    effect).................................................            --        --
                                                              ------------   -------
Diluted Earnings (Loss) Per Share:
  Loss attributable to common stockholders plus assumed
    exercise of stock options...............................  $    (10,568)    1,920    $ (5.50)
                                                              ============   =======    =======

There were no differences between basic and diluted earnings per share amounts for the nine-month periods ending September 30, 1999 and 2000 because the consideration of common stock equivalents would have had an anti-dilutive impact to basic earnings per share amounts.

Common stock equivalents (related to stock options) excluded from the calculation of diluted loss per share were 152,000 shares for the year ended December 31, 1999 and 168,000 shares and 101,000 shares (unaudited) for the nine-month periods ending September 30, 1999 and 2000. None of the 212,000 outstanding shares of convertible preferred stock were considered in the calculation of diluted loss per share for the nine-month period ended September 30, 2000 because of their anti-dilutive effect.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

The basic and diluted loss per share effect of the extraordinary loss on early extinguishment of debt for the year ended December 31, 1999 (actual and unaudited pro forma) and for the nine months ended September 30, 1999 follows:

                                                                                       PRO FORMA
                                                                                    DECEMBER 31,
                                                     DECEMBER 31,   SEPTEMBER 30,           1999
                                                         1999                1999    (UNAUDITED)
                                                                      (UNAUDITED)       (NOTE 3)
------------------------------------------------------------------------------------------------
Basic and diluted loss per share before
  extraordinary loss..............................     $ (5.15)        $ (3.32)       $ (3.27)
Extraordinary loss................................       (0.35)          (0.35)         (0.22)
                                                       -------         -------        -------
Basic and diluted loss per share attributable to
  common stockholders.............................     $ (5.50)        $ (3.67)       $ (3.49)
                                                       =======         =======        =======

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 was adopted by the Company effective January 1, 1999 and did not have a significant impact on its financial position or results of operations.

The SEC issued Staff Accounting Bulletin ("SAB") 101 in December 1999. SAB 101 presents the SEC staff's views on and guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted the provisions of SAB 101 which had no impact with respect to the Company's previously existing revenue recognition practices.

3. LIMITED LIABILITY COMPANY STATUS (UNAUDITED):
Concurrently with the closing of the Public Offering (Note 1), Torch Offshore, Inc. will recognize a net deferred tax liability calculated at applicable federal and state income tax rates.

The pro forma balance sheet of the Company as of September 30, 2000 reflects a deferred income tax liability of approximately $2.3 million resulting from the assumed change in taxpayer status and a reclassification of historical retained earnings as additional paid-in-capital of approximately $4.3 million. Additionally, as discussed in Note 1, in connection with the Public Offering Lime Rock will contribute its preferred membership interests in Torch Offshore to Torch Offshore, Inc. Therefore, the September 30, 2000 pro forma balance sheet reflects the reclassification of the Company's $4.7 million of mandatorily redeemable preferred units to additional paid-in-capital. Lime Rock will receive certain registration rights relating to the common stock it receives in exchange for its contributed preferred membership interests.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

Pro forma net income (loss) consists of the Company's historical earnings as an S Corporation/limited liability company, adjusted for income taxes that would have been recorded had the Company operated as a C Corporation. This amount is divided by the weighted average common shares and common share equivalents outstanding to derive pro forma net income (loss) per share amounts.

4. CONCENTRATIONS OF CREDIT RISK:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits and trade accounts receivable. The Company at times has cash on deposit at financial institutions that is in excess of federally insured limits. Also, the Company's trade receivables are generally unsecured except for lien rights, and are due from customers, substantially all of whom are engaged in the production and development of oil and natural gas located in the Gulf of Mexico.

5. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS:
Costs and estimated earnings on uncompleted contracts consisted of the following:

                                                              DECEMBER 31,
(IN THOUSANDS)                                                1998     1999
---------------------------------------------------------------------------
Costs incurred..............................................  $863   $  849
Estimated earnings..........................................   600       43
                                                              ----   ------
                                                              1,463     892
Less billings to date.......................................   895       --
                                                              ----   ------
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................  $568   $  892
                                                              ====   ======

6. PROPERTY AND EQUIPMENT:
The major classifications and estimated useful lives of property and equipment follow:

                                                                DECEMBER 31,         ESTIMATED
(IN THOUSANDS, EXCEPT USEFUL LIFE DATA)                                           USEFUL LIVES
---------------------------------------                          1998      1999     (IN YEARS)
----------------------------------------------------------------------------------------------
Leasehold improvements......................................  $   183   $   247              5
Vessels.....................................................   26,344    27,330           7-20
Vessels under construction..................................   11,418    20,805             --
Furniture and fixtures......................................      370       438            2-5
Equipment...................................................      443       486              5
Automobiles and trucks......................................      402       282            3-5
                                                              -------   -------
Subtotal....................................................   39,160    49,588
Accumulated depreciation....................................   (7,458)   (8,468)
                                                              -------   -------
Total property and equipment................................  $31,702   $41,120
                                                              =======   =======

Depreciation expense totaled $781,000 for 1997, $1,582,000 for 1998 and $2,263,000 for 1999. During the years ended December 31, 1997, 1998 and 1999, $129,000, $676,000 and $1,354,000, respectively, of interest related to vessel construction was capitalized. Certain property and equipment are pledged as security for indebtedness described in Note 7.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

7. LONG-TERM DEBT:
During 1997 and 1998, the Company incurred indebtedness for its vessel acquisitions and major refurbishments. These borrowings were made in individual tranches, with varying maturities and interest rates (fixed interest rates ranging from 8.2% to 10.2%). In August 1999, the Company refinanced its fleet-related borrowings with a six-year, $33 million loan. This loan provided additional funding for the capital expenditures and drydocking costs incurred in 1999, as well as, extended the maturity schedule of the Company's indebtedness (fixed interest rate of 10.56%). In connection with this debt refinancing, the Company recognized a $675,910 extraordinary loss on the early extinguishment of debt, consisting of $564,885 for prepayment fees and associated refinancing costs and $111,025 for the write-off of previously deferred financing costs related to prior borrowings.

Borrowings under the loan are secured by first preferred ship mortgage liens on the Company's entire fleet and are guaranteed by Mr. and Mrs. Stockstill, the Company's primary stockholders. The loan has various affirmative and negative covenants including the maintenance of certain levels of insurance coverage, restrictions on distributions above specified levels, restrictions on certain asset sales and changes to the Company's current business, restrictions on affiliate advances, as well as certain limits imposed with respect to other borrowings. The loan also carries certain prepayment penalties that decrease over the term of the agreement.

In August 1999, the Company closed a $2.5 million, three-year installment loan (fixed interest rate of 8.5%) secured by a modular reel lay system ("Reel System") and guaranteed by Lyle Stockstill. The Company's eligible trade accounts receivable are also cross-pledged. Additionally, the Company has a revolving line of credit facility (the "Credit Line") with the same bank for advances of up to $6.0 million (interest rate of 3.0% plus the 30-Day LIBOR
Rate). The Credit Line matures in May 2001 and is secured by the Company's eligible trade accounts receivable (as defined) and guaranteed by Mr. and Mrs. Stockstill. Under the terms of those facilities, the Company must maintain tangible net worth of at least $10 million, a minimum debt service ratio of not less than 1.2 to 1 and, under the Reel System loan, a debt to tangible net worth ratio not to exceed 2 to 1 and, under the Credit Line, a debt to tangible net worth ratio not to exceed 3 to 1.

As of December 31, 1998 and 1999 the fair value of the Company's debt obligations approximated carrying value.

Long-term debt consists of the following:

                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                                      2000
(IN THOUSANDS)                                                 1998      1999      (UNAUDITED)
-----------------------------------------------------------------------------------------------
Fleet loan..................................................  $22,057   $31,597      $28,421
Reel system loan............................................       --     2,253        1,671
Credit line.................................................    2,713     3,329        2,535
Other debt (Note 12)........................................       81     1,524        2,091
                                                              -------   -------      -------
         Total debt.........................................   24,851    38,703       34,718
         Less current portion...............................   (6,936)   (9,181)      (9,389)
                                                              -------   -------      -------
         Total long-term debt...............................  $17,915   $29,522      $25,329
                                                              =======   =======      =======

Scheduled maturities of the Company's debt obligations totaled $9.2 million for 2000, $5.9 million for 2001, $6.1 million for 2002, $6.1 million for 2003, $6.6 million for 2004 and $4.8 million thereafter.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 1999 and 2000, the Company was not in compliance with certain of the financial covenants under its debt agreements. However, the Company has obtained waivers from its lenders on these matters through January 1, 2002.

8. INCOME TAXES:
During 1997, for income tax reporting purposes, the Company filed an election with the Internal Revenue Service to be taxed under Subchapter S of the Internal Revenue Code as a flow-through entity. Therefore, beginning April 1, 1997 income taxes related to the operations of the Company became recognized directly at the individual taxpayer level, and the Company (absent certain tax triggering events) recognizes no federal or state income tax. In connection with this change in tax election, the previously recorded deferred tax balances were reversed during 1997.

Under the provisions of Subchapter S, the Company is subject to a certain "built-in" gains tax for the difference between the fair value and the tax reporting basis of assets at the date of election, if such assets are sold (and a gain is recognized) within ten years following the date of conversion to a Subchapter S tax reporting entity. During 1998 and 1999, the Company recognized such taxes related to gains from the sale of certain assets. The Company currently has no plans to dispose of any additional assets that would be subject to the "built-in" gains tax.

Income tax expense consisted of the following:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
(IN THOUSANDS)                                                 1997   1998   1999
---------------------------------------------------------------------------------
Current tax expense.........................................  $ (63)  $(43)  $(4)
Deferred tax expense........................................    (89)    --    --
                                                              -----   ----   ---
Income tax expense..........................................  $(152)  $(43)  $(4)
                                                              =====   ====   ===

Included in the current tax for 1997 is an adjustment of $68,000 for overaccrued state income taxes related to 1996. The Company had no deferred tax amounts recorded as of December 31, 1998 or 1999.

Reconciliations of the differences between income taxes from operations computed at the federal statutory tax rate and income taxes recorded follow:

                                                               YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                   1997      1998      1999
-----------------------------------------------------------------------------------------
Income tax benefit (expense) computed at the federal
  statutory tax rate:.......................................  $(3,933)  $(3,133)  $ 3,697
  (Increase) decrease attributable to:
    State taxes.............................................       39        --        --
    Non-taxable income due to change in tax status..........    3,563     3,133    (3,697)
    Reversal of net deferred taxes..........................      164        --        --
    Other...................................................       15       (43)       (4)
                                                              -------   -------   -------
Income tax benefit (expense)................................  $  (152)  $   (43)  $    (4)
                                                              =======   =======   =======

If the Company was subject to income taxes as a taxable C Corporation under the Internal Revenue Code, net deferred tax liabilities of approximately $4.8 million and $7.1 million would have been recorded as of December 31, 1998 and 1999, respectively.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

9. RELATED PARTY TRANSACTIONS:
The related party transactions are as follows:

+ A.R.T. CATERING, INC.

The Company purchases catering services for the galleys of some of its boats and barges from A.R.T. Catering, Inc., an affiliate owned by Mrs. Stockstill and her relatives. Purchases for 1997, 1998 and 1999 totaled $148,000, $178,000 and $8,000, respectively.

+ AFFILIATE RECEIVABLE WRITE-OFF

During 1997, the Company determined that all principal and interest related to an outstanding receivable due from June Energy, Inc. ("June Energy"), an unrelated company owned by Mrs. Stockstill, were uncollectible because of depletion of June Energy's oil and gas reserves; therefore, a loss provision was recorded to write-off the receivable.

+ DUE FROM LYLE STOCKSTILL

In 1997, the Company declared a distribution of $718,501 to Mr. Stockstill, which eliminated a receivable for various advances funded by the Company.

+ ESTATE OF HINGLE

As of December 31, 1996, the estate of Hingle, an entity related to Mrs. Stockstill, was owed $432,430 by the Company. This obligation was fully repaid by the Company during 1997.

10. SIGNIFICANT CUSTOMERS:
Approximately 24% of the Company's revenues were derived from two customers during 1999 with 38% and 30% of the Company's revenues derived from three customers during 1997 and 1998, respectively.

11. SEVERANCE AND REORGANIZATIONAL COSTS:
During 1999, the Company consolidated its corporate and operations offices in an effort to facilitate improvements to its overall operating capabilities. As part of this process, the Company incurred certain one time employee severance and relocation costs. The majority of these costs related to the termination agreement associated with one employee (Note 12).

12. COMMITMENTS AND CONTINGENCIES:
EMPLOYMENT AGREEMENTS
The Company had an employment agreement with an employee, calling for an annual base salary of $150,000 and a profit sharing provision that was primarily based on 1.5% of net income before taxes and bonuses (as defined) in excess of $1.4 million. The profit sharing portion of this arrangement totaled $170,000 for 1997, $127,000 for 1998 and zero for 1999. In 1996, this employee also was granted a ten-year option to purchase 101,053 shares of the Company's common stock with an exercise price of $1.98 per share. Upon granting the option, the Company recorded deferred compensation of $237,500, representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant, which was recognized in earnings as the options became exercisable. In mid-1999, the Company entered into a termination agreement with this employee, canceling the employment agreement and the options. The termination agreement called for installment payments totaling $1.5 million, subject to certain accelerations. The Company believes that

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

the former employee breached certain provisions of this agreement and is contesting payment of the remaining $1,464,000 (included in "other debt"). A lawsuit has been filed in this matter and is in its early stages.

In January 1998, the Company entered into an employment agreement with an employee, subject to annual renewals. The agreement provides for an annual base salary of $225,000 and a profit-sharing provision that is based on .75% of net income before taxes and bonuses (as defined) in excess of $1.4 million. The profit sharing portion of this arrangement totaled $58,000 for 1998 and zero for 1999. The Company also granted a ten-year option in January 1998 to this employee to purchase 19,934 shares of the Company's common stock with an exercise price of $18.05 per share. This option vests over a five-year period, with twenty percent option allotments becoming exercisable each anniversary. An additional "fair market value" grant of options to purchase 81,659 shares of the Company's common stock was made to this employee in July 1998, with an exercise price of $39.06 per share, vesting in equal one-eighth increments on each anniversary date thereafter. The exercise prices of the respective options equaled or exceeded management's estimate of the fair value of the Company's stock at the dates of grant. In late 2000, the Company entered into a termination agreement with this employee, canceling the employment agreement and the options. The termination agreement calls for payments totaling approximately $280,000, with an additional $100,000 payable upon closing of the Public Offering (both accrued as of September 30, 2000).

The Company settled an arrangement with another employee in 1997 upon the departure of that employee from the Company and recognized a $275,000 charge to earnings.

The Company has other employment agreements with six key employees expiring on December 31, 2002, which include severance benefits equal to six months salary for those individuals. Additionally, in connection with the Public Offering the Company expects to adopt a new management incentive plan to provide all employees an opportunity to participate in certain stock and cash based performance award programs.

LEASE COMMITMENTS
The Company's obligations under non-cancellable operating lease commitments as of December 31, 1999, totaled $2.0 million for 2000, $2.7 million for 2001, $2.9 million for 2002, $3.0 million for 2003, $3.1 for 2004 and $0.7 million thereafter. The majority of the obligation relates to the Company taking delivery of a deepwater technology vessel under a five-year charter agreement (the charter amount includes the marine crew, maintenance and repairs, drydock costs, and certain insurance coverages), with certain early termination options. At the end of the five-year initial term, the Company has the option of releasing the vessel, exercising an additional two-year option, or purchasing the vessel.

CONTINGENCIES
Because of the nature of its business, the Company is subject to various claims. The Company has engaged legal counsel to assist in defending all legal matters, and management intends to vigorously defend all claims. The Company does not believe, based on all available information, that the outcome of these matters will have a material effect on its financial position or results of operations.

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS EQUITY:
The Company sponsors a long-term incentive plan under which approximately 400,000 shares of the Company's common stock are authorized to be granted to employees and affiliates in the form of stock options, restricted stock, performance based stock, phantom stock or stock appreciation rights.

The Company has adopted the disclosure only provisions of SFAS No. 123 and continues to apply Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its stock-based compensation plan. Under SFAS No. 123 compensation methods, the Company's stock based compensation cost would have increased by $27,000 ($0.01 per share), $143,000 ($0.07 per share) and $158,000 ($0.08 per share) for 1997, 1998, and 1999, respectively. For the pro forma computation, the fair value of the stock option grant was estimated using the Black-Scholes option-pricing model. The weighted-average fair value of the 1998 stock option grants was $11.45 per share, calculated using a risk-free interest rate of 5.6%, expected volatility of 37%, an expected life of ten years and no annual dividend. The fair value of the 1996 stock option grant was $3.40 per share, calculated using a risk-free interest rate of 6.5%, expected volatility of 37%, an expected life of ten years and no annual dividend.

Under the terms of the Company's loan agreements, dividend distributions are limited to those which are required to reimburse Mr. Stockstill to cover the income tax obligation that results from the Company's operations as a Subchapter S corporation.

14. EMPLOYEE BENEFIT PLAN:
During 1998, the Company adopted a 401-K defined contribution plan whereby eligible employees are allowed to contribute on a tax deferred basis up to 15% of their compensation (subject to certain limitations) for investment within the plan. Earnings from the plan accumulate to the benefit of the employees on a tax deferred basis. The Company matches employee contributions limited to 6% of the respective employees' compensation. Plan participants vest in the Company's matching contributions over a five-year period. The amount contributed to the plan by the Company totaled $215,000 for 1998 and $298,000 for 1999.

15. RECAPITALIZATION:
On May 5, 2000, the Company transferred substantially all assets, liabilities and operations to a newly formed subsidiary, Torch Offshore, in exchange for 1,920,000 common membership units of Torch Offshore. Immediately following the transfer, Torch Offshore issued 212,000 7% Convertible Preferred Membership Units ("Preferred Units") to an outside investor for $5.3 million. The distribution on the Preferred Units is payable in cash or in kind. The Preferred Units have a mandatory redemption after eight years and can be put, at the option of the holder, to Torch Offshore after four years (both at par value). The Preferred Units automatically convert to common equity upon the completion of a Qualified Initial Public Offering (as defined), and are callable, at a premium, after four years. The holders of the Preferred Units have representation on the Torch Offshore Board of Directors, and they have "Affirmative Vote" consent rights on certain corporate governance matters.

The Preferred Units are recorded at par value ($25 per unit) net of offering costs of approximately $0.6 million that are being recognized in a manner that approximates the interest method over the life of the Preferred Units (eight years).

--------------------------------------------------------------------------------

TORCH, INC.

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (Continued)

16. QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                FISCAL YEAR 1999 QUARTERS
(in thousands, except per share data)                   FIRST        SECOND         THIRD        FOURTH
-------------------------------------------------------------------------------------------------------
Revenues.........................................  $    5,887   $     3,570   $     6,749   $     5,046
Operating Income (Loss)..........................        (510)       (3,475)       (1,470)       (3,020)
Loss Before Extraordinary Item...................        (812)       (3,728)       (1,829)       (3,523)
Net Loss.........................................        (812)       (3,728)       (2,505)       (3,523)
Basic and Diluted Loss Per Share Before
  Extraordinary Item.............................       (0.42)        (1.94)        (0.95)        (1.84)
Basic and Diluted Loss Per Share.................       (0.42)        (1.94)        (1.30)        (1.84)

                                                      FISCAL YEAR 1998 QUARTERS
                                              FIRST        SECOND         THIRD        FOURTH
---------------------------------------------------------------------------------------------
Revenues...............................  $    7,314   $    11,725   $    11,643   $     8,542
Operating Income.......................       1,781         3,567         3,466           752
Net Income.............................       1,727         3,521         3,305           479
Basic Earnings Per Share...............        0.90          1.83          1.72          0.25
Diluted Earnings Per Share.............        0.86          1.75          1.64          0.24

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Torch Offshore, Inc.:

We have audited the accompanying balance sheet of Torch Offshore, Inc. as of January 19, 2001. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Torch Offshore, Inc. as of January 19, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
January 19, 2001

--------------------------------------------------------------------------------

TORCH OFFSHORE, INC.
--------------------------------------------------------------------------------

BALANCE SHEET
JANUARY 19, 2001

ASSETS

  Cash......................................................    $1,000
                                                                ------
         Total assets.......................................    $1,000
                                                                ======

LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities...............................................    $   --
  Stockholders' Equity:
    Common shares, par value $0.01 per share, 100,000,000
     shares authorized, 1,000 shares issued and
     outstanding............................................    $   10
    Additional paid-in-capital..............................       990
                                                                ------
         Total stockholders' equity.........................     1,000
                                                                ------
         Total liabilities and stockholders' equity.........    $1,000
                                                                ======

NOTE TO BALANCE SHEET

On January 10, 2001, Torch, Inc. formed Torch Offshore, Inc. to own and operate the operations of Torch Offshore, L.L.C. At inception, Torch Offshore, Inc. issued 1,000 shares of its $0.01 par value common stock to Torch, Inc. for $1,000. On January 15, 2001, Torch, Inc., Riverside Investments LLC and Friends of Lime Rock LP entered into a contribution agreement pursuant to which each entity will contribute its membership interest in Torch Offshore, L.L.C. to Torch Offshore, Inc. concurrently with the initial public offering of the common stock of Torch Offshore, Inc.

In addition to its common stock, Torch Offshore, Inc. has 10,000,000 shares of preferred stock (par value $0.01 per share) authorized, none of which are issued or outstanding.

--------------------------------------------------------------------------------

                                     [LOGO]

--------------------------------------------------------------------------------

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Torch Offshore, Inc. (the "Company") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

Securities and Exchange Committee registration fee..........  $ 21,563
NASD filing fee.............................................     8,625
Listing fee.................................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses (including legal fees)...........     *
Printing expenses...........................................     *
Transfer Agent fees.........................................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
DELAWARE GENERAL CORPORATION LAW
Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best

--------------------------------------------------------------------------------
                                                                           II- 1
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PART II
--------------------------------------------------------------------------------

interests of the corporation) and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by the board of directors by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum or (3) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

--------------------------------------------------------------------------------
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PART II
--------------------------------------------------------------------------------

CERTIFICATE OF INCORPORATION
The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists as of the date of the Certificate of Incorporation or as such provision may be thereafter amended, supplemented or replaced or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the filing of the Certificate of Incorporation to authorize the further elimination or limitation of the personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

BYLAWS
The Bylaws of the Company provide that each person who at any time shall serve or shall have served as a director, officer, employee or agent of the Company, or any person who, while a director, officer, employee or agent of the Company, is or was serving at the written request of the Company (in accordance with written procedures adopted from time to time by the Board of Directors) as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be entitled to indemnification and the advancement of expenses incurred by such person from the Company as, and to the fullest extent, permitted by Section 145 of the DGCL or any successor statutory provision, as from time to time amended. The Bylaws provide that this right to indemnification and the advancement of expenses is not deemed exclusive of any other rights to which those to be indemnified may be entitled as a matter of law or under any agreement, vote of stockholders or disinterested directors of the Company, or other arrangement.

INDEMNIFICATION AGREEMENTS
The Company has entered into Indemnification Agreements with each of its directors and executive officers. The Indemnification Agreements provide that the Company shall indemnify the director or officer and hold him harmless from any losses and expenses which, in type or amount, are not insured under the directors and officers' liability insurance maintained by the Company, and generally indemnify the director or officer against losses and expenses as a result of a claim or claims made against him for any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by the director or officer or any of the foregoing alleged by any claimant or any claim against the director or officer solely by reason of him being a director or officer of the Company, subject to certain exclusions. The Indemnification Agreements also provide certain procedures regarding the right to indemnification and the advancement of expenses.

UNDERWRITING AGREEMENT
The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

INSURANCE
The Company has obtained a policy of liability insurance to insure its officers and directors against losses resulting from certain acts committed by them in their capacities as officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
The Company has not sold any securities, registered or otherwise, within the past three years, except for the shares issued in connection with the formation of the Company on January 11, 2001 in an offering exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

NUMBER                           DESCRIPTION
---------------------------------------------------------------------
 1.1*    Form of Underwriting Agreement
 3.1     Certificate of Incorporation
 3.2     Bylaws
 4.1*    Form of specimen common stock certificate
 4.2*    Form of Registration Rights Agreement among the Company and the stockholders named therein
 5.1*    Opinion of Baker Botts L.L.P.
10.1     Contribution Agreement dated January 15, 2001 among Torch,
         Inc., Friends of Lime Rock LP, Riverside Investments LLC and
         Torch Offshore, Inc.
10.2*    Torch Offshore, Inc. 2001 Incentive Plan
10.3*    Employment Agreement between Torch Offshore, Inc. and Willie
         J. Bergeron, Jr., dated January 15, 2001
10.4*    Employment Agreement between Torch Offshore, Inc. and
         William J. Blackwell, dated January 15, 2001
10.5*    Employment Agreement between Torch Offshore, Inc. and
         Vincent Lecarme, dated January 15, 2001
10.6*    Employment Agreement between Torch Offshore, Inc. and James
         J. Mermis, dated January 15, 2001
10.7*    Employment Agreement between Torch Offshore, Inc. and Eric
         N. Smith, dated January 15, 2001
10.8*    Employment Agreement between Torch Offshore, Inc. and E. T.
         Robinson III, dated January 15, 2001
10.9*    Form of Indemnification Agreement
10.10*   Vessel Construction Contract by and between Bender
         Shipbuilding & Repair Co., Inc. and Torch Deepwater Inc.,
         dated March 30, 2000, as amended
10.11*   Working Capital Line of Credit Agreement between Regions
         Bank and Torch Offshore, L.L.C., as Borrower, dated
         September 12, 2000, as amended
10.12*   Pipelay Services Contract between Union Oil Company of
         California and Torch, Inc., a Louisiana corporation, dated
         January 4, 2001
10.13    Co-operation Agreement between Sonsub Inc., a Delaware
         corporation, and Torch, Inc., a Louisiana corporation, dated
         March 17, 2000
10.14    Agreement between Torch, Inc. and SAS Gouda B.V, dated March
         18, 1998
21.1*    List of subsidiaries of the Company
23.1     Consent of Arthur Andersen LLP
23.5*    Consent of Baker Botts L.L.P. (contained in Exhibit 5.1
         hereto)
24.1     Powers of Attorney (included on the signature page hereto).

 *  To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULES

All schedules are omitted because the information is inapplicable or is contained in the Financial Statements or Notes.

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

ITEM 17. UNDERTAKINGS
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned Company hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gretna, State of Louisiana, on the 16th day of January, 2001.

                                          TORCH OFFSHORE, INC.

                                          By: /s/ LYLE G. STOCKSTILL
                                            ------------------------------------
                                          Name: Lyle G. Stockstill
                                          Title:  Chairman of the Board and
                                          Chief
                                              Executive Officer

Each person whose signature appears below hereby constitutes and appoints Lyle
G. Stockstill and William J. Blackwell, and each of them, each of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                       SIGNATURE                                    TITLE                  DATE
                       ---------                                    -----                  ----
/s/ LYLE G. STOCKSTILL                                    Chairman of the Board and   January 16, 2001
--------------------------------------------------------  Chief Executive Officer
Lyle G. Stockstill                                        (Principal Executive
                                                          Officer)

/s/ WILLIAM J. BLACKWELL                                  Chief Financial Officer     January 16, 2001
--------------------------------------------------------  and Director (Principal
William J. Blackwell                                      Financial and Accounting
                                                          Officer)

/s/ LANA J. HINGLE STOCKSTILL                             Senior Vice President --    January 16, 2001
--------------------------------------------------------  Administration and
Lana J. Hingle Stockstill                                 Director

/s/ ERIC SMITH                                            Executive Vice President    January 16, 2001
--------------------------------------------------------
Eric Smith

/s/ CURTIS LEMONS                                         Director                    January 16, 2001
--------------------------------------------------------
Curtis Lemons

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

                       SIGNATURE                                    TITLE                  DATE
                       ---------                                    -----                  ----
/s/ JOHN REYNOLDS                                         Director                    January 16, 2001
--------------------------------------------------------
John Reynolds

/s/ KEN WALLACE                                           Director                    January 16, 2001
--------------------------------------------------------
Ken Wallace

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Index to Exhibits

NUMBER                           DESCRIPTION
---------------------------------------------------------------------
 1.1*    Form of Underwriting Agreement
 3.1     Certificate of Incorporation
 3.2     Bylaws
 4.1*    Form of specimen common stock certificate
 4.2*    Form of Registration Rights Agreement among the Company and the stockholders named therein
 5.1*    Opinion of Baker Botts L.L.P.
10.1     Contribution Agreement dated January 15, 2001 among Torch,
         Inc., Friends of Lime Rock LP, Riverside Investments LLC and
         Torch Offshore, Inc.
10.2*    Torch Offshore, Inc. 2001 Incentive Plan
10.3*    Employment Agreement between Torch Offshore, Inc. and Willie
         J. Bergeron, Jr., dated January 15, 2001
10.4*    Employment Agreement between Torch Offshore, Inc. and
         William J. Blackwell, dated January 15, 2001
10.5*    Employment Agreement between Torch Offshore, Inc. and
         Vincent Lecarme, dated January 15, 2001
10.6*    Employment Agreement between Torch Offshore, Inc. and James
         J. Mermis, dated January 15, 2001
10.7*    Employment Agreement between Torch Offshore, Inc. and Eric
         N. Smith, dated January 15, 2001
10.8*    Employment Agreement between Torch Offshore, Inc. and E. T.
         Robinson III, dated January 15, 2001
10.9*    Form of Indemnification Agreement
10.10*   Vessel Construction Contract by and between Bender
         Shipbuilding & Repair Co., Inc. and Torch Deepwater Inc.,
         dated March 30, 2000, as amended
10.11*   Working Capital Line of Credit Agreement between Regions
         Bank and Torch Offshore, L.L.C., as Borrower, dated
         September 12, 2000, as amended
10.12*   Pipelay Services Contract between Union Oil Company of
         California and Torch, Inc., a Louisiana corporation, dated
         January 4, 2001
10.13    Co-operation Agreement between Sonsub Inc., a Delaware
         corporation, and Torch, Inc., a Louisiana corporation, dated
         March 17, 2000
10.14    Agreement between Torch, Inc. and SAS Gouda B.V, dated March
         18, 1998
21.1*    List of subsidiaries of the Company
23.1     Consent of Arthur Andersen LLP
23.5*    Consent of Baker Botts L.L.P. (contained in Exhibit 5.1
         hereto)
24.1     Powers of Attorney (included on the signature page hereto).

 *  To be filed by amendment.

--------------------------------------------------------------------------------